
APR 15 2002
071


BROOKS AUTOMATION


02030930

2001 ANNUAL REPORT

BROOKS AUTOMATION









Intelligence in Automation™

Leading the way in *Automation*



Brooks Automation (Nasdaq: BRKS) provides automation solutions for the semiconductor and related industries. The business success of a semiconductor fab depends on its ability to improve quality, cycle time and factory utilization while delivering on a fast time-to-market curve. Today, almost every aspect of processing is automated, and Brooks has one of the broadest and deepest product and service offerings for the industry. With best-in-class technology as well as fully integrated solutions, Brooks has a presence in nearly every semiconductor fab in the world.

Selected Financial Data[1]

(in thousands, except per share data)

Year ended September 30,	2001	2000	1999	1998	1997
Revenues	$381,716	$337,184	$122,957	$123,459	$133,827
Gross profit	$152,384	$160,725	$ 55,152	$ 37,280	$ 56,739
Income (loss) from operations	$ (43,904)	$ 20,084	$ (11,822)	$ (29,190)	$ (1,362)
Income (loss) before income taxes and minority interests	$ (36,523)	$ 28,444	$ (10,448)	$ (27,917)	$ (2,857)
Net income (loss)	$ (29,660)	$ 15,109	$ (9,534)	$ (23,268)	$ (3,324)
Accretion and dividends on preferred stock	$ 90	$ 120	$ 774	$ 1,540	$ 1,125
Net income (loss) attributable to common stockholders	$ (29,750)	$ 14,989	$ (10,308)	$ (24,808)	$ (4,449)
Diluted earnings (loss) per share	$ (1.65)	$ 0.88	$ (0.89)	$ (2.32)	$ (0.54)
Shares used in computing diluted earnings (loss) per share	18,015	17,192	11,542	10,687	8,230
Diluted earnings (loss) per share before amortization of acquired intangible assets, acquisition-related and restructuring charges and other charges[2]	$ 0.72	$ 1.73	$ (0.67)	$ (2.29)	$ (0.51)
Shares used in computing diluted earnings (loss) per share before amortization of acquired intangible assets, acquisition-related and restructuring charges and other charges	19,196	17,192	11,542	10,687	8,230

As of September 30,	2001	2000	1999	1998	1997
Total assets	$703,831	$519,786	$197,300	$160,143	$181,967
Working capital	$288,036	$306,836	$106,803	$105,210	$120,067
Notes payable and revolving credit facilities	$ 17,122	$ 16,350	$ 6,183	$ 4,717	$ 4,070
Current portion of long-term debt and capital lease obligations	$ 392	$ 524	$ 544	$ 523	$ 1,379
Convertible subordinated notes	$175,000	$ —	$ —	$ —	$ —
Long-term debt and capital lease obligations (less current portion) and senior subordinated note	$ 31	$ 332	$ 6,732	$ 9,118	$ 6,264
Redeemable convertible preferred stock	$ —	$ 2,601	$ 2,481	$ 5,923	$ 15,270
Members' capital	$ —	$ —	$ 930	$ 1,134	$ 195
Stockholders' equity	$424,169	$415,284	$137,913	$115,794	$127,722

Year ended September 30, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$111,391	$111,987	$ 96,814	$ 61,524
Gross profit	$ 50,619	$ 48,866	$ 45,068	$ 7,831
Net income (loss)	$ 5,515	$ (2,592)	$ 518	$ (33,101)
Net income (loss) attributable to common stockholders	$ 5,485	$ (2,622)	$ 488	$ (33,101)
Diluted earnings (loss) per share	$ 0.30	$ (0.15)	$ 0.03	$ (1.76)
Diluted earnings (loss) per share before amortization of acquired intangible assets, acquisition-related and restructuring charges and other charges[2]	$ 0.56	$ 0.39	$ 0.22	$ (0.43)

Year ended September 30, 2000				
Revenues	$ 57,632	$ 83,543	$ 92,877	$103,132
Gross profit	$ 28,588	$ 38,880	$ 43,315	$ 49,942
Net income	$ 3,434	$ 2,427	$ 3,322	$ 5,926
Net income attributable to common stockholders	$ 3,404	$ 2,397	$ 3,292	$ 5,896
Diluted earnings per share	$ 0.24	$ 0.15	$ 0.17	$ 0.31
Diluted earnings per share before amortization of acquired intangible assets and acquisition-related charges[2]	$ 0.27	$ 0.43	$ 0.47	$ 0.53

(1) See the footnotes included in Item 6. Selected Financial Data of the enclosed Annual Report on Form 10-K for a more detailed discussion of the financial data presented above.

(2) This measurement is not intended to replace operating income (loss), net income (loss) or basic and diluted earnings (loss) per share as an indicator of operating performance, or to replace cash flow as a measure of liquidity, because this measurement is not a concept under generally accepted accounting principles in the United States. This measurement can be calculated differently from one company to the next, and may not be comparable to that reported by other companies.

President's Letter to Shareholders



Fiscal year 2001 was notable for its extremes. It was a year that saw Brooks achieve consecutive quarters of record-breaking revenues in the first half, while the second half proved that we are not immune to the industry slowdown and adverse economic conditions. Through these business cycles, Brooks has succeeded in maintaining a healthy cash position while continuing to execute on our long-term strategy of growth and value. We saw validation of the basic philosophy that we established in 1998—focused diversification across our business—as we gained market share and strengthened our position as a leader in automation solutions for the semiconductor and related industries. Our goal of becoming a billion dollar company became several steps closer to reality through our continued internal growth and strategic acquisitions targeted at achieving critical mass in key areas such as factory management software and 300mm tool and factory automation. Below, I highlight some of our accomplishments in the past year, discuss the challenges that we face in the current environment and emphasize some of the reasons why Brooks is positioned better than ever to serve our customers, shareholders and employees well.

"Brooks' ability to offer more complete, more capable and more integrated solutions provides a compelling value proposition to our customers."

Brooks finished fiscal 2001 with record revenues of $381.7 million, up approximately 13 percent from the previous high of $337.2 million in fiscal 2000. Excluding the impact of acquisitions, we are pleased to report that year-over-year organic growth was approximately 11 percent, as contrasted to the industry's overall contraction during the same period. After nine quarters of consecutive revenue growth, one of the best performances in the industry, revenues declined sequentially in the 3rd and 4th quarters, reflecting a sharp pullback in semiconductor capital spending as well as a material deceleration in global GDP expansion. Net income for fiscal 2001 before amortization of acquired intangible assets ("BAAI") and excluding acquisition-related, restructuring and other charges was $13.7 million, or $0.72 per share on a diluted basis, down from the previous year of $29.8 million, or $1.73 per diluted share. Our book-to-bill ratio at the end of the fiscal year was 0.97, well above the industry norm. Backlog at year end was $102.7 million. Novellus, a terrific customer over the years, became our largest customer this fiscal year at approximately 9.7 percent of total revenue. As we move forward in fiscal 2002, your company is in excellent financial condition, with cash, cash equivalents and marketable securities totaling $329.7 million. All results have been restated herein to reflect the acquisition of Progressive Technologies, Inc. in a pooling of interests transaction effective July 12, 2001.

We accomplished many of our key objectives for the year. In addition to growing our revenue on a year-to-year basis, we believe that we increased market share in all our divisions, especially in the Factory Interface Division, where in just over a year we went from approximately 5 percent market share to 20 percent in fiscal 2001, based on company and industry estimates. Driving this growth was an improvement in the 200mm SMIF business, while we affirmed our market position in sorters and 300mm FOUP load port modules. The Tool Automation Division, with greater than 65 percent market share in vacuum modules and systems, captured a number of new design wins that further solidify its leadership position. The Factory Automation Software Division grew 38 percent from the previous year with its broad offering of best-in-class products as well as integrated solutions that are a part of the FABready Suite. Last year we invested approximately $60 million in R&D aimed at keeping us at the leading edge of innovation.

The industry's transition to 300mm technology continues to be a significant driving force for prospective growth. In fiscal 2001, 300mm business accounted for 30 percent of revenues and 38 percent of bookings, up over two-and-a-half times in revenues and two times in bookings than in fiscal 2000. Even though 300mm customers have been conservative with their capacity spending, they have judiciously invested in qualifying process tools and fab automation hardware and software to get through the high-risk periods of development. The dynamics in the semiconductor industry are highlighting the need for next generation 300mm fabs that incorporate fully automated manufacturing environments. Automation has a direct impact on factory productivity and efficiency and our solutions are becoming more compelling in the current downturn. Our total addressable market per 300mm fab is roughly twice the $75 million targeted per 200mm fab, while our 300mm customer base has been expanded to include major suppliers including Applied Materials and KLA-Tencor as well as several new semiconductor OEMs.

The semiconductor industry's current downturn exceeds in magnitude even that of 1985 and 1986, and recovery in 2002 is apt to be both gradual and back-end loaded. This environment lends itself to industry consolidation and is a period when companies can focus on optimizing internal operations to improve business results. Brooks has taken necessary measures to streamline our cost structure to adjust for these economic conditions through reductions in personnel, consolidation of facilities, adjustment of valuation for inventory and other actions. It has been an opportune time to acquire and integrate other businesses with a focus on broadening our base of products, customers and geographies. We have strengthened our solutions portfolio by acquiring SEMY Engineering, CCS Technologies, eDiagnostics and Progressive Technologies, Inc. We added to our capability of delivering scheduling and dispatching solutions by acquiring SimCon and ASI-Japan, both former distributors of Brooks' APF suite of products. In October 2001, we announced the completion of the acquisitions



of TecSem AG and General Precision, Inc., which broaden our factory automation and mini-environment offerings. Finally, we have announced a definitive agreement to acquire PRI Automation, Inc., which will be the largest acquisition in the history of the automation segment of our industry. Through PRI, we will gain key technologies in the areas of automated material handling systems for wafers and reticles, atmospheric robotics and fab infrastructure support that will blend with our products and services to enhance our ability to deliver complete automation solutions.

"We understand the challenge and we are committed to being the best and fastest growing provider of automation solutions."

As we prepare for an inevitable upturn in the industry, we at Brooks feel better than ever that the execution of our business strategy has improved our growth prospects in the long term. Brooks' ability to offer more complete, more capable and more integrated solutions provides a compelling value proposition to our customers. Our strong balance sheet allows us to continue investing in both the infrastructure necessary to support a larger organization as well as in R&D to drive future growth. We plan to continue making strategic acquisitions that improve our competitive position, reduce our time-to-market and reduce our risk. We have also built what I believe is a talented management team that has been able to achieve success in these difficult industry conditions. The end result is that Brooks will be prepared to ramp up quickly with leading-edge products to serve the semiconductor industry's needs as it moves to next generation technologies built around 300mm wafers, finer design rules and new materials. Each technology node offers an opportunity for share gain, and we have positioned Brooks Automation to emerge from the current downturn with a more robust product portfolio and subsequently greater market share opportunities.

In summary, we believe the other side of this industry downturn represents a major opportunity for the Company and its shareholders. It's my personal opinion that you need to be swift, you need to get it right, you need to be well coordinated and you need to be a low-cost producer to have a sustainable business model in this industry, otherwise, you risk becoming an also-ran company. We understand the challenge and we are committed to being the best and fastest growing provider of automation solutions, which is one of the fastest growing segments of the semiconductor capital equipment market. The formula for success at Brooks has not changed: it is still all about the best people, products and processes, and I believe that we are in fine shape in all these areas.

I would like to thank our shareholders for entrusting us with your capital, our customers for their confidence and business, and our employees for accomplishing what we said we would do and more.

Respectfully,



Robert J. Therrien
President and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

Amendment No. 2 to Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended September 30, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from to .

Commission File Number: 0-25434

Brooks Automation, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3040660
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
15 Elizabeth Drive, Chelmsford, Massachusetts	01824
(Address of Principal Executive Offices)	*(Zip Code)*

978-262-2400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Rights to Purchase Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

The aggregate market value of the registrant's Common Stock, $0.01 par value, held by nonaffiliates of the registrant as of November 30, 2001, was $576,558,732.75 based on the closing price per share of $36.75 on that date on the Nasdaq Stock Market. As of November 30, 2001, 19,913,483 shares of the registrant's Common Stock, $0.01 par value, were outstanding.

PART I

Item 1. *Business*

Brooks Automation, Inc. ("Brooks" or the "Company") is a leading supplier of integrated tool and factory automation solutions for the global semiconductor and related industries such as the data storage and flat panel display manufacturing industries. Brooks has distinguished itself as a technology and market leader, particularly in the demanding cluster-tool vacuum-processing environment and in integrated factory automation software applications. The Company's offerings have grown from individual robots used to transfer semiconductor wafers in advanced production equipment to fully integrated automation solutions that control the flow of resources in the factory from process tools to factory scheduling and dispatching. In 1998, the Company began an aggressive program of investment and acquisition. By the close of fiscal year 2000, Brooks had emerged as one of the leading suppliers of factory and tool automation solutions for semiconductor and original equipment manufacturers. During fiscal 2001, the Company continued its program of strategic investment and acquisitions designed to broaden the depth and breadth of its offerings and market position.

Industry Background

Fabrication of semiconductors and flat panel displays requires a large number of complex process steps in which electrically insulating or conductive materials are deposited and etched into patterns on the surface of a substrate or wafer. A simplified production sequence consists of deposition, photolithography and etch processes. In deposition, one or more layers of a film of material are deposited on a substrate or wafer. Then, with photolithography, the desired circuit pattern is imaged on the deposited material. Finally, in the etch process, the material not covered with the pattern is selectively removed. Each deposition, photolithography or etch process requires the use of one or more process tools. This basic sequence is repeated up to 25 times for complex semiconductor devices. To become fully processed a bare silicon wafer will pass through as many as 400 or more process steps.

State-of-the-art semiconductor manufacturing creates on-chip features 1,000 times narrower than a human hair, and it must control the dimensions of those features to within 10%. A fabrication facility, or "fab", contains hundreds of manufacturing tools. Wafer fabs process wafers in lots of 25. A flat panel display substrate may contain as few as two laptop computer displays, while a wafer may contain more than 500 semiconductor chips.

One manufacturing facility could at any moment be processing wafers that will result in hundreds of different end products. The slightest drift or malfunction in any of the tools at any of the process steps can cause a process deviation. A manufacturing problem or deviation in a wafer fabrication plant can ruin an entire lot of 25 wafers, or multiple lots. One lot of 300mm (i.e. about 12 inches in diameter) wafers can be worth up to $7 million.

As a result, semiconductor manufacturing has become and continues to be increasingly automated. Today, almost every aspect of processing includes automation, from material handling to tracking work-in-process to process control and scheduling. Factory and tool automation directly impacts factory performance. Factory performance, in turn, drives semiconductor manufacturers' ability to:

- get to market first when product profitability is greatest; and
- drive manufacturing costs down to remain competitive in the face of constant downward price pressure.

Tool Automation Systems

Semiconductor and flat panel display substrates must be processed in ultra-clean environments. This means that manufacturing is either in a clean room at atmospheric pressure levels, a nitrogen purged atmospheric environment, or in a vacuum environment. Semiconductor and flat panel display process tools generally use vacuum environments for deposition and etch processes, and atmospheric environments for photolithography and other processes. Vacuum equipment is typically designed as cluster tools and atmospheric equipment is typically designed as in-line handling systems.

Cluster tool handling systems typically link together multiple processes such as deposition, etch and heating/cooling of the substrate around a transfer robot located in a central vacuum chamber. In a cluster tool, a standard cassette of up to 25 wafers enters the vacuum environment through a vacuum cassette elevator load lock. The load lock is sealed and pumped to vacuum and then opened to the central wafer handling system. A central transfer robot then carries the wafers between the cassette and the different process and conditioning modules through the central vacuum chamber. After all the wafers have been processed within the cluster tool and returned to the cassette in the load lock, the load lock is sealed from the vacuum central chamber and vented to atmospheric pressure. The cassette of wafers is then removed from the cluster tool through the load lock. Vacuum cluster tools often employ two load locks, with the wafers from one load lock being actively transferred, conditioned and processed while wafers in the other load lock are being brought to or removed from vacuum conditions.

In-line handling systems often link together multiple processes such as photo resist processing, using a transfer robot located on an atmospheric horizontal traverser. In these systems, the process modules are lined up rather than clustered around an automation handling system. Robotic traversers in these systems move substrates back and forth across the line of process modules. The in-line architecture is now emerging in the stripping, etch, cleaning and chemical mechanical polishing process markets. Some in-line architectures have their Process Modules loaded directly by an atmospheric robot (chemical mechanical polishing ("CMP"), track). Others utilize a transport mechanism in a vacuum load lock to load the process module (etch, rapid thermal processing ("RTP"), ashing).

Factory Interface Solutions

Semiconductor manufacturers with 300mm, as well as advanced 200mm, projects utilize mini-environment technology for their factories. Mini-environment technology permits a factory to cost-effectively maintain the wafers in an environment that is 1,000 times cleaner than one that is typically found in a surgical operating room. The interface between a mini-environment that surrounds a tool and the outside factory is a critical element of a factory's total automation solution. Material handling automation includes sorters (moving wafers within and between carriers), interbay (moving wafer carriers between manufacturing areas), intrabay (moving wafer carriers from tool to tool within a manufacturing area) and tool-level automation. Tool-level automation uses robot arms or tracks to handle wafers or cassettes of wafers between lot box and processing chamber, or between consecutive processing chambers.

Factory Automation Solutions

Driven by increased global competition, shorter product lifecycles, and downward price pressures, semiconductor manufacturers are turning their attention to reducing manufacturing costs by improving the operational efficiencies of their manufacturing processes. This is evidenced by the continued investment, even in a down market, in 300mm manufacturing facilities on the basis of cost reduction. It is also supported by the strong push for more and better-advanced process control, equipment performance tracking and other optimization and manufacturing control applications.

Semiconductor manufacturers require factory automation systems that document, control and report on the movement of material through the automated factory. To achieve this requires a high degree of integration of the many automation components. For example, the factory systems must simultaneously setup and run processing equipment automatically, route work-in-process dynamically based on the current state of the factory, collect process data, modify process variables, monitor semiconductor processing equipment performance and control the dispatching of work-in-process, to keep the factory at acceptable performance levels.

As automation requirements have grown, semiconductor manufacturers' automation solutions have changed from add-on systems that have evolved over time, to full solutions that are specified, in detail, at the beginning of the factory planning process. The increasing requirement for automation makes it critical to semiconductor manufacturers that the automation systems they select work together in an integrated fashion at the time of deployment.

Semiconductor and flat panel display manufacturers use a wide variety of hardware and software systems to automate and control their operations. To improve factory performance, they use factory automation systems. Almost all fabs apply statistical process control to their processes and equipment. Manufacturing execution system ("MES") applications coordinate and track the activities of manufacturing resources, including equipment, material, operators, engineers and software applications. Many fabs use sensors and software applications to monitor equipment performance, modify process parameters automatically, provide automated notification of out-of-control conditions and supply on-line help for troubleshooting. In addition, many fabs use automated tracking systems to collect large amounts of data about process and product conditions, equipment maintenance and operation history, lot production history and yield results. Engineers use applied statistical tools to analyze large volumes of data from multiple sources in order to identify and correct problems that negatively impact yields, equipment utilization and throughput. Finally, capacity planning and scheduling solutions are used to manage all the constraints in the factory, from limited resources during shift changes to factors effecting machine efficiency. These solutions help increase throughput, improve utilization of resources and reduce in-process inventory.

Products

Tool Automation Systems

Brooks provides vacuum and atmospheric tool automation systems for the semiconductor, MEMS (Micro-electronic Machines Systems), opto-electronic, flat panel display and data storage markets. Brooks has developed comprehensive product lines that encompass automation modules, handling systems and integrated software and controls. Brooks uses a common architectural foundation in the design and production of systems, robots and modules. Shared technologies and common software controls enable Brooks to respond to changing industry demands, such as processing larger diameter 300mm semiconductor wafers and the larger, fourth generation flat panel display substrates.

Brooks provides components to customers who build their own systems and integrated systems to those customers who do not.

Factory Interface Solutions

Brooks provides mini-environment and factory interface solutions that support 200mm Standard Mechanical Interface Facilities ("SMIF"), as well as solutions for 300mm factories, which utilize Brooks' Front Opening Unified Pod ("FOUP") technology. Brooks' Equipment Front-End Modules ("EFEMs") are compact interface solutions that provide the equipment supplier with an integrated system that consists of a mini-environment, load port(s), atmospheric robot(s), tool control and software interface modules.

Brooks offers multi-cassette sorting systems. These sorters are often used for the random sampling of wafers for statistical process control routines, which, when coupled with metrology inspection, help assure the quality of the process tool and the materials used in the fabrication process. Brooks also provides advanced lot tracking that enables semiconductor manufacturers to monitor the exact location of every wafer in the factory. Brooks believes that its factory interface solutions enhance return on investment in new fabs, retrofit projects, as well as in process tools, by providing integrated automation solutions to manage the complex logistics of advanced semiconductor factories.

Factory Automation Solutions

Electronics manufacturing often requires software systems for decision support (reporting, planning, scheduling, dispatching, simulation, process development), tracking/management (work in process ("WIP"), durables (i.e. reticles and carriers), equipment, operators, recipes, maintenance, inventory), equipment or cell control (process equipment, measurement equipment, material handling systems, storage systems) and analysis (statistical process control, advanced process control, engineering data analysis, yield management, equipment performance tracking). As a result of the complexity of their processes and intolerance of even minor deviations from those processes, semiconductor fabs lead the way in driving the requirements for manufacturing automation software systems, often referred to as computer integrated manufacturing ("CIM") system. The heart of this system is the MES.

Brooks offers a CIM solution that provides a unifying framework for factory automation. Brooks' MES software provides decision support and WIP tracking and management either stand-alone or as part of the CIM solution. Brooks' equipment integration products connect the manufacturing equipment to the advanced process control, factory automation, and other control applications. Brooks' solutions provide integrated applications for material control and durables management, WIP tracking and process optimization, maintenance management and equipment performance tracking, advanced process control and process optimization, factory scheduling and real-time dispatching, recipe management and engineering data collection, and engineering data analysis and statistical process control. These applications integrate, coordinate and track the activities of manufacturing resources, including equipment, material, operators, engineers and software applications.

Brooks' solutions may be both process-specific and facility–wide. Brooks may deliver these solutions as a stand-alone product or as part of an integrated, CIM solution including systems integration services. Brooks' offerings address the automation software requirements for hi-tech manufacturing markets including semiconductor fab assembly and test areas, liquid crystal display, or LCD, MEMS, opto-electronics and data storage markets.

The following table lists the Company's primary product offerings within each of the markets it serves:

Segment	Product Lines
TOOL AUTOMATION SYSTEMS	
Vacuum Intra-Tool Automation	Central Wafer Handling Systems Transfer Robots Thermal Conditioning Modules (Cooling) Cassette Elevator Load Locks Aligners
Atmospheric Intra-Tool Automation	Wafer Handling Systems Transfer Robots Thermal Conditioning Modules (Cooling) Aligners
Flat Panel Display Products	Indexers Substrate Handling Systems Transfer Robots Cassette Elevator Load Locks
Tool Communications Software	200mm/300mm Communications Software 200mm/300mm Test Software e-Diagnostics Tool Interface Software
Tool Automation Software	Material Handling Control Software Cluster Tool Control Software EFEM Control Software Equipment Controllers Integration and Consulting Solutions

Segment	Product Lines
FACTORY INTERFACE SOLUTIONS	
Factory Interfaces and Wafer Sorters	Standard Mechanical Interfaces (SMIF) 300mm Front Opening Unified Pod (FOUP) Interfaces Mini-environments Pressure and Flow Controllers Equipment Front End Modules (EFEM) Sorters, Indexers Carrier Tracking Systems
FACTORY AUTOMATION SOLUTIONS	
CIM solutions	FABready Suite for 300mm, FABready Suite for LCD
Manufacturing Execution Software ("MES")	FACTORYworks
Reticle Management and Lithography Automation Software	PhotoStation, ReticleTrax
Scheduling and Dispatching	Advanced Productivity Family
Material Control and Tracking	CLASS MCS
Equipment and Cell Control	STATIONworks, CELLworks
Engineering Data Analysis	RS/Series, Cornerstone
Maintenance Management	Xsite
Equipment Performance and Monitoring	SEARAMS, Sentinel, iConnect
Process Development	Starfire
Statistical Process Control	SPACE inside Brooks
Advanced Process Control	Patterns, ARRC, SMC, APCbuilder

Customers

Brooks' customers for tool automation systems are primarily original equipment manufacturers ("OEMs") and semiconductor manufacturers who are constructing new and/or retrofitting existing vacuum and atmospheric automation process equipment or developing advanced process equipment for internal use. Brooks' customers for factory automation software and factory interface solutions are primarily semiconductor manufacturers. The Company's customers are primarily located in the United States, Japan, South Korea, Europe, Taiwan and Southeast Asia. Brooks markets its developing family of atmospheric central wafer handling equipment to its existing customers in the vacuum and flat panel display markets and to potential new customers.

Relatively few customers account for a substantial portion of Brooks' revenues. In fiscal 2000 and fiscal 1999, Lam Research Corporation ("Lam") was the Company's largest customer. In fiscal 2001, Novellus Systems, Inc. ("Novellus") was the Company's largest customer. Sales to Novellus, Lam and the Company's ten largest customers, including Novellus and Lam, as a percentage of total sales, are as follows:

	Year Ended September 30,		
	2001	2000	1999
Ten largest customers	37%	40%	49%
Novellus Systems, Inc.	10%	7%	9%
Lam Research Corporation	7%	11%	12%

A reduction or delay in orders from Novellus, Lam or other significant customers could have a material adverse effect on Brooks' results of operations. See Note 11, "Segment and Geographic Information," of the consolidated financial statements for further discussion of the Company's sales by geographic region and revenues, income and assets by financial reporting segment.

Brooks derives a significant amount of its total revenues from direct foreign sales. Revenues outside the United States were approximately 50%, 48% and 43% of total revenues for the years ended September 30, 2001, 2000 and 1999, respectively.

The Company expects foreign revenues to continue to represent a significant percentage of total revenues in the foreseeable future. Brooks cannot guarantee that geographical revenue rates in the foreseeable future will be comparable to those achieved in recent years. See "Factors That May Affect Future Results — Brooks' international business operations expose it to a number of difficulties in coordinating its activities abroad and in dealing with multiple regulatory environments" for a discussion of additional factors which could adversely affect foreign revenues."

Marketing, Sales and Customer Support

Brooks markets and sells its tool and factory automation hardware and software solutions for factory performance optimization in the United States, Europe, Japan, South Korea, Southeast Asia and Taiwan through its direct sales and marketing organization. The selling process for Brooks' products is often multilevel, involving a team comprised of individuals from sales, marketing, engineering, operations and senior management. Each significant customer is assigned a team that engages the customer at different organization levels to provide planning and product customization and to assure open communication and support. Brooks also utilizes a network of value-added integration partners to provide implementation and integration services for its factory automation software products.

The Company's marketing activities also include participation in trade shows, publication of articles in trade journals, seminars, participation in industry forums and distribution of sales literature. To enhance this communication and support, particularly with its international customers, Brooks maintains technology and implementation centers in the United States, British Columbia, Japan, South Korea, Taiwan, Singapore, Malaysia, the United Kingdom and Germany. These facilities, together with Brooks' headquarters, maintain demonstration equipment for customers to evaluate. Customers are also encouraged to discuss the features and applications of Brooks' demonstration equipment with Brooks' engineers located at these facilities. The Company maintains a number of regional sales and service centers throughout the world.

In 1998, Brooks developed a new sales and marketing tool, a process tool throughput simulator, to enable the evaluation of various wafer handling system configurations to identify the preferred tool configuration for a specific application. This tool simulates the movement of wafers with execution times, scheduling algorithms, and flow sequences similar to those of actual process tools and outputs this information visually. This tool is capable of comparing multiple tool configurations simultaneously for preferred fit comparisons.

Brooks provides support to its customers with:

- Telephone technical support access 24 hours a day, 365 days a year;
- Direct training programs; and
- Operating manuals and other technical support information for Brooks' products.

The Company maintains spare parts inventories in most of its locations to enable its personnel to serve Brooks' customers and repair their products more efficiently.

Competition

The semiconductor and flat panel display process equipment manufacturing industries are highly competitive and characterized by continual change and improvements in technology. Although other independent companies sell vacuum and atmospheric wafer and flat panel display substrate handling automation systems and vacuum transfer robots to original equipment manufacturers, Brooks believes that its primary competition is from the larger, integrated semiconductor and flat panel display original equipment manufacturers that satisfy their substrate handling needs in-house rather than by purchasing handling systems or modules from an independent source, such as Brooks. Such original equipment manufacturers comprise the majority of Brooks' current and potential customers in this segment. Many of the companies in these industries have significantly greater research and development, clean room manufacturing, marketing and financial resources than Brooks. Applied Materials, Inc., the leading process equipment original equipment manufacturer, develops and manufactures its own central wafer handling systems and modules.

Brooks believes its customers will only purchase Brooks' products if Brooks can demonstrate improved product performance, as measured by throughput, reliability, contamination control and accuracy, at an acceptable price. Brooks believes that it competes favorably with original equipment manufacturers and other independent suppliers with respect to all of these factors. However, Brooks cannot guarantee that it will be successful in selling its products to original equipment manufacturers that currently satisfy their wafer and flat panel handling needs in-house or from other independent suppliers, regardless of the performance or the price of Brooks' products.

Brooks' sale of its products for the flat panel display process equipment market is heavily dependent upon its penetration of the Japanese market. Brooks continues to expand its presence in the Japanese semiconductor process equipment market. In addressing the Japanese markets, Brooks may be at a competitive disadvantage to Japanese suppliers, many of which have long-standing collaborative relationships with Japanese semiconductor and flat panel display process equipment manufacturers. The Japanese semiconductor and flat panel display process equipment markets are difficult for foreign companies to penetrate.

Brooks believes that the competitive factors in the factory interface solutions market are technical and technological capabilities, reliability, price/performance, ease of integration and global sales and support capability. Brooks believes that its solutions compete favorably with respect to all these factors. In this market, Brooks encounters direct competition from Asyst, Rorze, Fortrend, Newport, TDK, Yasakawa and Hirata. Some of these competitors have extensive engineering, manufacturing and marketing capabilities.

Brooks believes that the primary competitive factors in the end-user market for factory automation software and process control solutions software are product functionality, degree of integration, price/performance, ease of implementation and installation, hardware and software platform compatibility, costs to support and maintain, vendor reputation and financial stability. Brooks believes its products currently compete favorably with other systems on the primary factors listed above. Brooks also believes that the relative importance of these competitive factors may change over time. Brooks experiences direct competition in the semiconductor factory automation market industry from various competitors, including Applied Materials-Consilium, IBM, Si-view, Compaq, TRW, Camstar and numerous small independent software companies.

Research and Development

Brooks' research and development efforts are focused on developing new products for the semiconductor, data storage and flat panel display process equipment industries and further enhancing the functionality, degree of integration, reliability and performance of existing products. Brooks' engineering, marketing, operations and management personnel have developed close collaborative relationships with many of their counterparts in customer organizations and have used these relationships to identify market demands and target Brooks' research and development to meet those demands. Brooks' current research and development efforts include the continued development and enhancement of Brooks' semiconductor and flat panel display products, including Gemini Express vacuum central wafer handling systems and modules, fourth generation flat panel display substrate handling systems and modules, 300mm loadport modules, integrated equipment front-end modules, atmospheric handling systems and modules, manufacturing execution system, station control software, advanced tool control solutions, advanced process control solutions, factory scheduling and dispatching solutions and material handling control software. Furthermore, the Company is investing in a common information systems framework to provide ease of integration across these applications. The Company also maintains relationships with integrated circuit manufacturers and equipment suppliers to define hardware and software solutions for equipment front-end automation, contamination control, logistic management, material tracking and equipment integration.

Manufacturing

Brooks' manufacturing operations consist primarily of product assembly, integration, and testing. Brooks has adopted stringent quality assurance procedures that include standard design practices, component selection procedures, vendor control procedures and comprehensive reliability testing and analysis to assure the performance of its products. The Company's facilities in Chelmsford, Massachusetts; Jena, Germany; Kiheung, Korea and Livingston, Scotland are ISO 9001 certified.

Brooks employs a just-in-time manufacturing strategy for a large portion of its manufacturing process. Brooks believes that this strategy, coupled with the outsourcing of non-critical subassemblies, reduces fixed operating costs, improves working capital efficiency, reduces manufacturing cycle times and improves flexibility to rapidly adjust its production capacities. While Brooks often uses single source suppliers for certain key components and common assemblies to achieve quality control and the benefits of economies of scale, Brooks believes that these parts and materials are readily available from other supply sources. Brooks also believes that its software development and manufacturing facilities are more than adequate to service foreseeable needs.

Patents and Proprietary Rights

Brooks relies upon trade secret laws, confidentiality procedures, patents, copyrights, trademarks and licensing agreements to protect its technology. Due to the rapid technological change that characterizes the semiconductor and flat panel display process equipment industries, Brooks believes that the improvement of existing technology, reliance upon trade secrets and unpatented proprietary know-how and the development of new products may be more important than patent protection in establishing and maintaining a competitive advantage. To protect trade secrets and know-how, it is Brooks' policy to require all technical and management personnel to enter into nondisclosure agreements. Brooks cannot guarantee that these efforts will meaningfully protect its trade secrets.

Brooks has obtained patents and will continue to make efforts to obtain patents, when available, in connection with its product development program. Brooks cannot guarantee that any patent obtained will provide protection or be of commercial benefit to Brooks. Despite these efforts, others may independently develop substantially equivalent proprietary information and techniques. As of September 30, 2001, Brooks had obtained 116 United States patents and had 34 United States patent applications pending on its behalf. In addition, Brooks had obtained 152 foreign patents and had 199 foreign patent applications pending on its behalf. Brooks' United States patents expire at various times from May 2004 to July 2019. Brooks cannot guarantee that its pending patent applications or any future applications will be approved, or that any patents will not be challenged by third parties. Others may have filed and in the future may file patent applications that are similar or identical to those of Brooks. These patent applications may have priority over patent applications filed by Brooks.

There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor related industries. Brooks has in the past been, and may in the future be, notified that it may be infringing intellectual property rights possessed by other third parties. Any patent litigation would be costly and could divert the efforts and attention of Brooks' management and technical personnel, which could have a material adverse effect on Brooks' business, financial condition and results of operations. Brooks cannot guarantee that infringement claims by third parties or other claims for indemnification by customers or end users of Brooks' products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially and adversely affect Brooks' business, financial condition and results of operations. If any such claims are asserted against Brooks' intellectual property rights, the Company may seek to enter into a royalty or licensing arrangement. Brooks cannot guarantee, however, that a license will be available on reasonable terms or at all. Brooks could decide in the alternative to resort to litigation to challenge such claims or to design around the patented technology. Such actions could be costly and could divert the efforts and attention of Brooks' management and technical personnel, which could materially and adversely affect Brooks' business, financial condition and results of operations.

Brooks had received notice from General Signal Corporation twice in 1992 and once in 1994, alleging infringement of patents then owned by General Signal, relating to cluster tool architecture, by certain of Brooks' products. The notification advised Brooks that General Signal was attempting to enforce its rights to those patents in litigation against Applied Materials. According to a press release issued by Applied Materials in November 1997, Applied Materials settled its litigation with General Signal by acquiring ownership of five General Signal patents. Although not verified, these five patents would appear to be the patents referred to by General Signal in its prior notice to Brooks. Applied Materials has not contacted Brooks regarding these patents.

On October 10, 2001, the United States Court of Appeals for the Federal Circuit ("CAFC") issued an order in *Asyst Technologies, Inc. v. Empak, Inc., and Emtrak, Inc., Jenoptik AG, Jenoptik Infab, Inc., Jenoptik GMBH and Infab U.S. Operations, Inc,. and Meissner & Wurst* (the "Asyst litigation"), that may ultimately affect certain products sold by Brooks. The product that may be affected is a transport system known as IridNet, which was acquired by Brooks as part of the purchase of the assets of the Infab division of Jenoptik AG on September 30, 1999. Asyst had filed suit against Jenoptik AG and other parties (collectively the "defendants") in the Northern District of California charging the defendants with infringing Asyst's U.S. Patent Nos. 4,974,166 and 5,097,421. The District Court granted certain motions for summary judgment in favor of the defendants and Asyst appealed. The order from the CAFC reversed the grant of summary judgment and remanded the case to the District Court for further proceedings regarding claim construction, infringement and invalidity of the Asyst patents. Brooks has received notice that Asyst may amend its complaint to name Brooks as an additional defendant. Based on Brooks' investigation of Asyst's allegations, Brooks does not believe it is infringing any claims of Asyst's patents. Brooks intends to continue to support Jenoptik to argue vigorously, among other things, the position that the IridNet system does not infringe the Asyst patents. If Asyst prevails in its case, Asyst may seek to prohibit Brooks from developing, marketing and using the IridNet product without a license. Brooks cannot guarantee that a license will be available to it on reasonable terms, if at all. If a license from Asyst is not available Brooks could be forced to incur substantial costs to reengineer the IridNet product, which could diminish its value. In any case, Brooks may face litigation with Asyst. Jenoptik has indemnified Brooks for losses Brooks may incur in this action.

Backlog

Backlog for Brooks' products as of September 30, 2001 and 2000, totaled $102.7 million and $119.6 million, respectively. Backlog consists of purchase orders for which a customer has scheduled delivery within the next 12 months. Backlog for the Company's tool automation systems segment, factory interface solutions segment and factory automation solutions segment was $37.4 million, $24.5 million and $40.8 million, respectively, at September 30, 2001. Orders included in the backlog may be cancelled or rescheduled by customers without significant penalty. During fiscal 2001, $11.1 million of backlog orders were cancelled. Backlog as of any particular date should not be relied upon as indicative of Brooks' revenues for any future period. A substantial percentage of current business generates no backlog because the Company delivers its products and services in the same period in which the order is received.

Employees

At September 30, 2001, Brooks had approximately 1,900 employees. Brooks believes its future success will depend in large part on its ability to attract and retain highly skilled employees. Approximately 140 employees in the Company's Jena, Germany facility are covered by a collective bargaining agreement. Brooks considers its relationships with its employees to be good.

Item 2. *Properties*

Brooks corporate headquarters and primary manufacturing facility is located in two buildings, comprising the Brooks campus, in Chelmsford, Massachusetts, which the Company purchased in January 2001. This purchase included a third building located at the same campus. The Company currently leases the third building to an unrelated party. The term of that lease concludes in November 2002. Prior to its purchase, the Company had leased its facilities in Chelmsford. Brooks maintains additional manufacturing facilities which are described in the table below:

Location	Functions	Square Footage (approx.)	Lease Expiration
Chelmsford, Massachusetts	Corporate headquarters, manufacturing, training, software development	131,000	Owned
Chelmsford, Massachusetts	Manufacturing, R&D-hardware and software	80,000	Owned
Sylmar, California	Manufacturing, R&D hardware	67,000	September 2011
Salt Lake City, Utah	Software development, training, systems	45,900	September 2006
Richmond, Canada	Manufacturing, training	41,000	October 2002
Burbank, California	Manufacturing, sales and support, R&D-hardware	41,000	January 2002
Tewksbury, Massachusetts	Manufacturing, R&D-hardware	35,100	December 2005
Kiheung, Korea	Manufacturing, R&D hardware	28,400	September 2003
Jena, Germany	Manufacturing	22,000	December 2002
Phoenix, Arizona	Manufacturing, R&D hardware and software	19,500	Owned
San Jose, California	Manufacturing, R&D-hardware and software	15,000	Month-to-month
Colorado Springs, Colorado	Manufacturing, training, R&D-hardware and software	14,000	April 2004
Tempe, Arizona	Manufacturing	10,000	January 2002

The Company's tool automation systems and factory interface solutions segments utilize the manufacturing facilities in Massachusetts, Arizona, California, Colorado, Germany, Korea and Canada. The Company's factory automation solutions segment utilizes the manufacturing facilities in Arizona, Utah, and Chelmsford.

Brooks maintains additional sales and support service offices in Florida, Indiana, Massachusetts, Michigan, New Mexico, New York, Oregon, Pennsylvania, Texas, France, Germany, Malaysia, Singapore, Japan, South Korea, Taiwan, China, and the United Kingdom. Training is also provided at the majority of these sites. The sales, service and training locations serve all of the Company's segments.

The Company is in the process of renegotiating its lease in San Jose. The operations in the Burbank facility are expected to relocate to Sylmar. The Tempe facility operations are transferring to Valencia, California, the facility occupied by General Precision Inc., which the Company acquired on October 5, 2001, upon the expiration of the Tempe lease.

Item 3. *Legal Proceedings*

Brooks is not a party to any material pending legal proceedings. See "Patents and Proprietary Rights," in Part I, Item 1, "Business," for a description of certain potential patent disputes.

Item 4. *Submission Of Matters To A Vote Of Security Holders*

During the quarter ended September 30, 2001, no matters were submitted to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The Company's common stock is traded on the Nasdaq National Market under the symbol "BRKS". The following table sets forth, for the periods indicated, the high and low close prices per share of the Company's common stock, as reported by the Nasdaq National Market:

	High	Low
Fiscal year ended September 30, 2001		
First quarter	$31.25	$20.25
Second quarter	$44.39	$27.56
Third quarter	$62.61	$35.45
Fourth quarter	$52.25	$26.59
Fiscal year ended September 30, 2000		
First quarter	$34.25	$16.69
Second quarter	$83.25	$29.75
Third quarter	$91.88	$37.00
Fourth quarter	$69.38	$29.63

Number of Holders

As of November 28, 2001, there were 364 holders on record of the Company's Common Stock.

Dividend Policy

Other than dividends paid by one of our subsidiaries prior to its acquisition by Brooks, Brooks has never paid or declared any cash dividends on its capital stock and does not plan to pay any cash dividends in the foreseeable future. Brooks' current policy is to retain all of its earnings to finance future growth.

Issuance of Unregistered Common Stock

On February 16, 2001, the Company acquired SEMY Engineering, Inc. in exchange for cash and 73,243 shares of Brooks common stock. The common stock issued in this transaction was sold in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The shares issued in this transaction have been registered pursuant to an effective registration statement on Form S-3.

On May 15, 2001, the Company acquired SimCon N.V. in exchange for cash and 13,741 shares of Brooks common stock. Under the acquisition agreement, Brooks is also obligated to make a future payment of Brooks common stock worth $750,000 on May 15, 2002. The common stock issued and to be issued in the future in this transaction was sold in reliance upon the exemptions from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering and Regulation S promulgated thereunder. The shares issued in this transaction have been registered pursuant to an effective registration statement on Form S-3.

On June 25, 2001, the Company completed the acquisition of CCS Technology, Inc. in exchange for cash and 78,475 shares of Brooks common stock. The common stock issued in this transaction was sold in reliance upon the exemptions from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The shares issued in this transaction have been registered pursuant to an effective registration statement on Form S-3.

On June 26, 2001, the Company completed the acquisition of KLA-Tencor, Inc.'s e-Diagnostics product business in exchange for a note payable and 331,153 shares of Brooks common stock. At the option of Brooks, the note payable may be paid in cash or in an equivalent amount of Brooks common stock. There is also the potential for additional purchase consideration of up to $8.0 million in the aggregate, contingent upon meeting certain performance objectives. At the option of Brooks, any additional purchase price consideration may be paid in an equivalent amount of Brooks common stock. The common stock issued and that may be issued in the future in this transaction was sold in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The shares issued in this transaction have been registered pursuant to an effective registration statement on Form S-3.

On July 12, 2001, the Company completed the acquisition of Progressive Technologies, Inc. in exchange for 715,004 shares of Brooks common stock. The common stock issued in this transaction was sold in reliance upon the exemptions from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The shares issued in this transaction have been registered pursuant to a registration statement on Form S-3 which has not been declared effective as of the date of this report.

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this report.

Year Ended September 30,	2001(4)	2000(1)(2)	1999(1)(3)	1998(1)	1997(1)
	(In thousands, except per share data)				
Revenues	$381,716	$337,184	$122,957	$123,459	$133,827
Gross profit	$152,384	$160,725	$ 55,152	$ 37,280	$ 56,739
Income (loss) from operations	$(43,904)	$ 20,084	$(11,822)	$(29,190)	$ (1,362)
Income (loss) before income taxes and minority interests	$(36,523)	$ 28,444	$(10,448)	$(27,917)	$ (2,857)
Net income (loss)	$(29,660)	$ 15,109	$ (9,534)	$(23,268)	$ (3,324)
Accretion and dividends on preferred stock	$ 90	$ 120	$ 774	$ 1,540	$ 1,125
Net income (loss) attributable to common stockholders	$(29,750)	$ 14,989	$(10,308)	$(24,808)	$ (4,449)
Basic earnings (loss) per share	$ (1.65)	$ 0.96	$ (0.89)	$ (2.32)	$ (0.54)
Diluted earnings (loss) per share	$ (1.65)	$ 0.88	$ (0.89)	$ (2.32)	$ (0.54)
Shares used in computing basic earnings (loss) per share	18,015	15,661	11,542	10,687	8,230
Shares used in computing diluted earnings (loss) per share	18,015	17,192	11,542	10,687	8,230

As of September 30,	2001	2000(1)	1999(1)	1998(1)	1997(1)
	(In thousands, except per share data)				
Total assets	$703,831	$519,786	$197,300	$160,143	$181,967
Working capital	$288,036	$306,836	$106,803	$105,210	$120,067
Notes payable and revolving credit facilities	$ 17,122	$ 16,350	$ 6,183	$ 4,717	$ 4,070
Current portion of long-term debt and capital lease obligations	$ 392	$ 524	$ 544	$ 523	$ 1,379
Convertible subordinated notes	$175,000	$ —	$ —	$ —	$ —
Long-term debt and capital lease obligations (less current portion) and senior subordinated note	$ 31	$ 332	$ 6,732	$ 9,118	$ 6,264
Redeemable convertible preferred stock	$ —	$ 2,601	$ 2,481	$ 5,923	$ 15,270
Members' capital	$ —	$ —	$ 930	$ 1,134	$ 195
Stockholders' equity	$424,169	$415,284	$137,913	$115,794	$127,722

Year Ended September 30, 2001	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter
	(In thousands, except per share data)			
Revenues	$111,391	$111,987	$96,814	$ 61,524
Gross profit	$ 50,619	$ 48,866	$45,068	$ 7,831
Net income (loss)	$ 5,515	$ (2,592)	$ 518	$(33,101)
Net income (loss) attributable to common stockholders	$ 5,485	$ (2,622)	$ 488	$(33,101)
Diluted earnings (loss) per share	$ 0.30	$ (0.15)	$ 0.03	$ (1.76)

Year Ended September 30, 2000	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)
	(In thousands, except per share data)			
Revenues	$57,632	$83,543	$92,877	$103,132
Gross profit	$28,588	$38,880	$43,315	$ 49,942
Net income	$ 3,434	$ 2,427	$ 3,322	$ 5,926
Net income attributable to common stockholders	$ 3,404	$ 2,397	$ 3,292	$ 5,896
Diluted earnings per share	$ 0.24	$ 0.15	$ 0.17	$ 0.31

(1) Amounts have been restated to reflect the acquisition of Progressive Technologies, Inc. in a pooling of interests transaction effective July 12, 2001.

(2) Amounts include results of operations of the Infab Division of Jenoptik AG (acquired September 30, 1999); Auto-Soft Corporation and AutoSimulations, Inc. (acquired January 6, 2000) and MiTeX Solutions (acquired June 23, 2000) for the periods subsequent to their respective acquisitions.

(3) Amounts include results of operations of Domain Manufacturing Corporation (acquired June 30, 1999) and Hanyon Technology, Inc. (acquired April 21, 1999) for the periods subsequent to their respective acquisitions.

(4) Amounts include results of operations of SEMY Engineering, Inc. (acquired February 16, 2001), the KLA e-Diagnostics product business (acquired June 26, 2001), CCS Technology, Inc. (acquired June 25, 2001) and SimCon N.V. (acquired May 15, 2001) for the periods subsequent to their respective acquisitions.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" which involve known risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Brooks to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include the factors that may affect future results set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in this report. Precautionary statements made herein should be read as being applicable to all related forward-looking statements whenever they appear in this report.

Overview

Brooks Automation, Inc. ("Brooks" or the "Company") is a leading supplier of integrated tool and factory automation solutions for the global semiconductor and related industries, such as the data storage and flat panel display manufacturing industries. Brooks has distinguished itself as a technology and market leader, particularly in the demanding cluster-tool vacuum-processing environment and in integrated factory automation software applications. The Company's offerings have grown from individual robots used to transfer semiconductor wafers in advanced production equipment to fully integrated automation solutions that control the flow of resources in the factory from process tools to factory scheduling and dispatching. In 1998, the Company began an aggressive program of investment and acquisition. By the close of fiscal year 2000, Brooks had emerged as one of the leading suppliers of factory and tool automation solutions for semiconductor and original equipment manufacturers. During the fiscal year 2001, the Company continued its program of strategic investment and acquisitions designed to broaden the depth and breadth of its offerings and market position.

The Company's revenues are generally distributed equally between the United States and foreign countries. The Company's foreign sales have occurred primarily in Europe, Japan, Korea, Taiwan and Singapore.

Basis of Presentation

On July 12, 2001, the Company acquired Progressive Technologies, Inc. ("PTI") in a transaction accounted for as a pooling of interests initiated prior to June 30, 2001. Accordingly, the Company's consolidated financial statements and notes thereto have been restated to include the financial position and results of operations of PTI for all periods prior to the acquisition. PTI is engaged in the development, production and distribution of air-flow regulation systems for clean room and process equipment in the semiconductor industry. Prior to its acquisition by the Company, PTI's fiscal year-end was December 31. Accordingly, the Company's consolidated balance sheet as of September 30, 2000, includes PTI's balance sheet as of December 31, 2000, and the Company's consolidated statements of operations for the years ended September 30, 2000 and 1999 include PTI's results of operations for the years ended December 31, 2000 and 1999, respectively. As a result of conforming dissimilar year-ends, PTI's results of operations for the three months ended December 31, 2000, are included in both of the Company's fiscal years 2001 and 2000. An amount equal to PTI's net income attributable to common stockholders for the three months ended December 31, 2000 was eliminated from consolidated accumulated deficit for the year ended September 30, 2001. PTI's revenues, net income and net income attributable to common stockholders for that quarter were $3.8 million, $536,000 and $506,000, respectively.

On June 26, 2001, the Company completed the purchase of KLA-Tencor, Inc.'s e-Diagnostics product business ("e-Diagnostics"). The e-Diagnostics programs enable service and support teams to remotely access their tools in customer fabs in real-time to diagnose and resolve problems quickly and cost-effectively. On June 25, 2001, the Company acquired CCS Technology, Inc. ("CCST"), a supplier of 300mm automation test and certification software located in Williston, Vermont. On May 15, 2001, the Company acquired SimCon N.V. ("SimCon"), a value-added reseller for the Company's simulation, scheduling, production analysis and dispatching software headquartered in Belgium. On February 16, 2001, the Company acquired SEMY Engineering, Inc. ("SEMY"), a provider of advanced process and equipment control systems for the semiconductor industry located in Phoenix, Arizona. On December 13, 2000, the Company acquired substantially all of the assets of a scheduling and simulation software and service distributor in Japan. These transactions were recorded using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). Accordingly, the Company's Consolidated Statements of Operations and of Cash Flows for the year ended September 30, 2001, include the results of these acquired entities for the periods subsequent to their respective acquisitions.

On May 5, 2000, the Company completed the acquisition of Irvine Optical Company LLC ("Irvine Optical") in a transaction accounted for as a pooling of interests. Accordingly, the results of operations and financial position of Irvine Optical are included in the Company's consolidated results for all periods presented. Prior to its acquisition by the Company, Irvine Optical's fiscal year-end was December 31. As a result of conforming dissimilar year-ends, Irvine Optical's results of operations for the three months ended December 31, 1999, are included in both of the Company's fiscal years 2000 and 1999. An amount equal to Irvine Optical's net income for the three months ended December 31, 1999, was eliminated from consolidated accumulated deficit for the year ended September 30, 2000. Irvine Optical's revenues and net income for that quarter were $4.1 million and $0.1 million, respectively.

The Company completed two acquisitions during fiscal year 2000 which were accounted for using the purchase method of accounting in accordance with APB 16: MiTeX Solutions ("MiTeX") on June 23, 2000 and Auto-Soft Corporation ("ASC") and AutoSimulations, Inc. ("ASI") on January 6, 2000. The Company's Consolidated Statements of Operations and of Cash Flows include the results of these entities for the periods subsequent to their respective acquisitions.

On August 31, 1999, the Company completed the acquisition of Smart Machines Inc. ("Smart Machines"). The acquisition was accounted for as a pooling of interests. Accordingly, the results of operations and financial position of Smart Machines are included in the Company's consolidated results for all periods presented.

The Company completed several acquisitions during the year ended September 30, 1999, which were accounted for using the purchase method of accounting in accordance with APB 16: the Infab Division ("Infab") of Jenoptik AG on September 30, 1999; Domain Manufacturing Corporation ("Domain") on June 30, 1999 and Hanyon Technology, Inc. ("Hanyon") on April 21, 1999. Accordingly, the Company's Consolidated Statements of Operations and of Cash Flows include the results of these acquired entities for all periods subsequent to their respective acquisitions.

In June 1999, the Company formed a joint venture in Korea. This joint venture is 70% owned by the Company and 30% owned by third parties unaffiliated with the Company. The Company consolidates fully the financial position and results of operations of the joint venture and accounts for the minority interest in the consolidated financial statements.

Recent Developments

On December 13, 2001, the Company acquired the Automation Systems Group of Zygo Corporation in exchange for approximately $11 million of cash, net of closing adjustments aggregating approximately $2 million. The Automation Systems Group, located in Florida, is a manufacturer of reticle automation systems, including reticle sorters, reticle macro inspection systems and reticle handling solutions for the semiconductor industry. The transaction will be accounted for as a purchase of assets.

On October 23, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire PRI Automation, Inc. ("PRI"). Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, holders of each share of PRI common stock will receive 0.52 shares of the Company's common stock.

The Merger, which is expected to close in the first calendar quarter of 2002, is contingent upon the fulfillment of certain conditions as provided in the Merger Agreement including, but not limited to, all required regulatory approvals, the approval of the Merger by the stockholders of PRI and the approval of the issuance of the Company's common stock in the Merger by the stockholders of the Company.

PRI supplies advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers.

On October 9, 2001, the Company acquired 90% of the capital stock of Tec-Sem A.G., a Swiss company ("Tec-Sem") in exchange for $12.9 million in cash and 131,750 shares of Brooks common stock, which had a value of approximately $4 million at the time of issuance, subject to post-closing adjustments. At the same time, the Company obtained an option to acquire, and one of the selling stockholders was given a put to sell, the remaining 10% of the stock of Tec-Sem for $1.1 million in cash and 23,250 shares of Brooks common stock. The Company also made stock grants to certain key non-owner employees of Tec-Sem. Tec-Sem is a manufacturer of bare reticle stockers, tool buffers and batch transfer systems for the semiconductor industry. The transaction will be accounted for as a purchase of assets.

On October 5, 2001, the Company acquired substantially all of the assets of General Precision, Inc. ("GPI"), in exchange for 850,000 shares of Brooks common stock, with a market value of approximately $26 million at the time of issuance, subject to post-closing adjustments. GPI, located in Valencia, California, is a supplier of high-end mini-environment solutions for the semiconductor industry.

Results of Operations

The Company's business is significantly dependent on capital expenditures by semiconductor manufacturers and OEMs, which are, in turn, dependent on the current and anticipated market demand for semiconductors. The Company's revenues grew substantially in fiscal 2000 compared to fiscal 1999 due in large part to high levels of capital expenditures of semiconductor manufacturers. Demand for semiconductors is cyclical and has historically experienced periodic downturns. The semiconductor industry is currently experiencing such a downturn, which began to significantly affect the Company in the second half of fiscal 2001 when the demand for the Company's products and services decreased significantly as semiconductor manufacturers sharply reduced capital expenditures. This downturn impacted all of the Company's business segments in the second half of fiscal 2001, affecting revenues and gross margins due to pricing pressure and underabsorbed costs. As a result of this downturn, the Company anticipates lower shipments of its products in the next year, which may result in lower revenues compared to the year ended September 30, 2001. During fiscal 2001, the Company has taken selective cost reduction actions in many areas of its business in response to this ongoing downturn. These cost management initiatives include reductions to headcount, salary and wage reductions and reduced spending. Although the Company will continue to take a proactive approach to cost management in response to this downturn, it will continue to invest in those areas which it believes are important to the long-term growth of the Company, such as its infrastructure, customer support and new products.

Year Ended September 30, 2001, Compared to Year Ended September 30, 2000

The Company reported a net loss of $29.7 million for the year ended September 30, 2001, compared to net income of $15.1 million in the previous year. The results for the year ended September 30, 2001, include $30.2 million of amortization of acquired intangible assets, $9.3 million of restructuring and acquisition-related charges and $17.2 million of other charges. These other charges, recorded in the fourth quarter, include $13.7 million recorded to cost of product sales, comprised of $13.1 million for reserves for excess and obsolete inventories, demonstration equipment removed from service and physical inventory adjustments and $0.6 million for additional warranty reserves; $1.0 million of accelerated amortization of research and development expense; and $2.5 million of sales, general and administrative expense for additional accounts receivable allowances.

The Company fully reserves for inventories deemed obsolete. Obsolete inventory is disposed of on a periodic basis through the use of third party asset reclamation firms. The Company performs periodic reviews of all inventory items to identify excess inventories on hand. The Company performs an analysis comparing on-hand balances to anticipated usage using recent historical activity as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems, in an effort to estimate excess quantities on hand. Because of the significant decline in revenues in the last half of fiscal 2001 and the expected continuation of depressed demand in the first half of fiscal 2002, the Company projected a shortfall in usage and recorded the resulting charge in the fourth quarter of fiscal 2001. The reserve for excess and obsolete inventories recorded in the fourth quarter was $9.4 million, which included approximately $1.5 million for non-cancelable purchase order obligations for items deemed excess or obsolete. This inventory affected was across several hardware product lines in the tool automation and factory interface segments. During the quarter ended September 30, 2001, the Company reviewed all open purchase orders with the affected vendors across the various segments of the Company and cancelled orders where possible. The Company had provided $2.3 million for excess inventories in the first three quarters of fiscal 2001 as a result of the periodic reviews performed by the Company.

The Company performs an annual physical inventory at all locations holding inventory. As a result of the physical inventory count and reconciliation, the Company recorded an adjustment of $2.5 million to reduce the carrying value of its inventories. Included in the process of the physical count is the review of demonstration equipment inventory. As a result of this review, the Company recorded an adjustment of $1.2 million for excess and idle demonstration equipment inventory.

The Company accrues for warranty obligations related to its hardware products. The Company's warranty period ranges from 12 to 24 months depending upon the product line or specific customer obligations. The required reserve is derived from customer return and repair data along with past shipment data for the related product lines. Due to increased warranty return repair costs during the second half of fiscal 2001 of certain products under warranty, the Company determined that additional warranty reserves of $0.6 million were required, which it recorded in the fourth quarter of the fiscal 2001.

The Company capitalized certain costs related to in-house software development during the first half of the reported year consistent with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use." Consistent with SOP 98-1, the Company performed a review at fiscal year-end of the projects for which the Company capitalized costs. Based upon this review, the Company determined that the related projects, particularly in considering the industry slowdown in the second half of the year and the expected continuing slowdown no longer provided the Company with incremental and substantial benefit and were cancelled. As a result, $1.0 million of capitalized costs were expensed.

The Company has experienced a continued deterioration across both its end user and OEM customer base in its receivable aging and a resultant increase in its day sales outstanding, driven by the overall slowdown in the industry. The Company has increased its reserves against receivables due to collection issues caused by the slowdown.

The results for the previous year include $18.5 million of amortization of acquired intangible assets and $0.6 million of acquisition-related charges. After accretion and dividends on preferred stock of $0.1 million in each year, the Company reported a net loss attributable to common stockholders of $29.8 million in the year ended September 30, 2001 and net income attributable to common stockholders of $15.0 million in the year ended September 30, 2000.

Revenues

The Company has adopted the recommendations of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), effective October 1, 2000. The adoption of SAB 101 did not have any impact on the Company's results of operations or financial position.

The Company reported revenues of $381.7 million in the year ended September 30, 2001, compared to $337.2 million in the previous year, a 13.2% increase. The increase in revenues is principally attributable to incremental revenue from acquisitions and the strength in the first half of fiscal 2001 in both the original equipment manufacturer ("OEM") and end user markets, partially offset by lower revenues in the second half of the fiscal year. The Company's net revenues, excluding the impact of acquisitions, increased 10.8% in the year ended September 30, 2001, compared to the prior year.

The Company's tool automation systems segment reported revenues of $171.3 million in the year ended September 30, 2001, an increase of 2.1% from the prior year. This increase is primarily attributable to growth in the vacuum business area earlier in fiscal 2001, partially offset by lower revenues in the last two quarters of fiscal 2001. The Company's factory interface solutions segment reported an increase in revenues of 11.1%, to $97.8 million, in the year ended September 30, 2001, compared to the prior year, reflecting in part the strong growth in the Company's Standard Mechanical Interface Facilities ("SMIF") and Front Opening Uniform Pod ("FOUP") product lines, partially offset by lower revenues at PTI. The Company's fiscal 2001 acquisitions did not materially affect either its tool automation systems segment or its factory interface solutions segment. The Company's factory automation solutions segment reported revenues of $112.6 million in the year ended September 30, 2001, an increase of $31.1 million, or 38.3%, from the prior year. This growth is principally attributable to internal growth, the acquisition of ASC and ASI on January 6, 2000 and the acquisition of SEMY on February 16, 2001. Net revenues for the factory automation solutions segment, excluding the impact of fiscal 2001 acquisitions, increased by $23.5 million, or 28.9%, in fiscal 2001, compared to fiscal 2000.

Product revenues increased $7.4 million, to $291.7 million, in the year ended September 30, 2001, from $284.4 million in the previous fiscal year. This growth is directly attributable to the Company's recent acquisitions. Excluding acquisitions, combined product revenues remained flat from fiscal 2000 to fiscal 2001, due primarily to the slowdown in the semiconductor industry in the second half of fiscal 2001. Service revenues increased $37.2 million, or 70.4%, to $90.0 million. This increase is primarily attributable to internal growth, the acquisition of ASC and ASI on January 6, 2000, which accounted for approximately $14 million of the increase in service revenues over fiscal year 2000, and increased spare parts sales to both end user and OEM customers.

Revenues outside the United States were $191.6 million, or 50.2% of revenues, and $161.5 million, or 47.9% of revenues, in the years ended September 30, 2001 and 2000, respectively. The absolute increase in revenues outside the United States is primarily the result of the Company's expanded global presence from its recent acquisitions, while the increase as a percentage of the Company's revenues reflects lower sales in the United States, in particular OEM sales in the second half of fiscal 2001, relative to the rest of the world. The Company expects that foreign revenues will continue to account for a significant portion of total revenues. However, the Company cannot guarantee that foreign revenues, particularly from Asia, will remain a strong component of the Company's total revenues.

Gross Margin

Gross margin decreased to 39.9% for the year ended September 30, 2001, compared to 47.7% for the previous year. Excluding other charges of $13.7 million referred to above, the Company's gross margin was 43.5% for the year ended September 30, 2001. This change is primarily a result of increased services revenues related to end user sales combined with lower software product revenues and increased unabsorbed manufacturing costs. The Company's tool automation systems segment gross margin decreased to 31.4% in the year ended September 30, 2001, from 42.1% in the prior year. Excluding other charges of $4.9 million, gross margin for the tool automation systems segment in the year ended September 30, 2001 was 34.3%. The decrease is primarily the result of product and customer mix, coupled with the effects of the current downturn in the semiconductor industry and the resultant impacts of excess manufacturing capacity. Gross margin for the Company's factory interface solutions segment was 26.4% for the year ended September 30, 2001, a decrease from 39.0% in the prior year. Excluding other charges of $8.1 million, gross margin for this segment was 34.6%. The decrease is primarily due to inefficiencies for new products, combined with excess manufacturing capacity resulting from the current downturn in the semiconductor industry. The Company's factory automation solutions gross margin for the year ended September 30, 2001 decreased to 64.6%, compared to 68.6% in the prior year. Excluding other charges of $0.7 million, gross margin for the year ended September 30, 2001 was 65.3%. The decrease is primarily attributable to product and services mix; specifically, a decrease in higher margin software product license revenues partially offset by increased lower margin service revenues.

Gross margin on product revenues was 42.9% for the year ended September 30, 2001, compared to 50.4% for the prior year. Excluding other charges aggregating $13.7 million, gross margin on product revenues was 47.6% for the year ended September 30, 2001. The decrease is primarily attributable to lower software license product revenues and increased field support personnel associated with end user projects, coupled with the effects of the current downturn in the semiconductor industry, which impact pricing and cause lower absorption of manufacturing fixed costs.

Gross margin on service revenues decreased to 30.2% for the year ended September 30, 2001, from 33.0% in the previous year. The decrease is primarily a result of business mix, combined with the pricing pressure of the end user services business and the effects of the current downturn in the semiconductor industry on the Company's fixed cost absorption.

In future years, gross margin may be adversely affected by changes in product mix and/or price competition.

Research and Development

Research and development expenses for the year ended September 30, 2001, were $60.9 million, an increase of $16.8 million, compared to $44.1 million in the previous year. Research and development expenses also increased as a percentage of revenues, to 16.0%, from 13.1% in the prior year. Excluding other charges of $1.0 million, research and development expenses were 15.7% of revenues in the current year. The increase in absolute spending is the result of research and development expense aggregating $3.7 million related to the Company's fiscal 2001 acquisitions, as well as incremental spending associated with the launch of new products. The increase in these expenditures as a percentage of revenues is attributable in part to the downturn currently affecting the semiconductor industry, which began to impact the Company during the quarterly period ended March 31, 2001. To a lesser extent, this increase is attributable to higher spending levels associated with the Company's recent acquisitions. The Company plans to continue to invest in research and development to enhance existing and develop new tool and factory hardware and software automation solutions for the semiconductor, data storage and flat panel display manufacturing industries.

Selling, General and Administrative

Selling, general and administrative expenses were $95.9 million for the year ended September 30, 2001, an increase of $18.5 million, compared to $77.4 million in the previous year. Selling, general and administrative expenses increased as a percentage of revenues, to 25.1% in the year ended September 30, 2001, from 23.0% in the previous year. Excluding other charges of $2.5 million, selling, general and administrative expenses were 24.5% of revenues in the year ended September 30, 2001. The increase in absolute spending is the result of expanded sales and marketing activities as well as general and administration support costs of $3.4 million associated with the Company's recently completed acquisitions, and infrastructure improvements, while the increase as a percentage of revenues is attributable primarily to the downturn currently affecting the semiconductor industry. The Company expects that future expenditure levels will continue at or above current levels to support its worldwide sales and administrative organizations.

Amortization of Acquired Intangible Assets

Amortization expense for acquired intangible assets totaled $30.2 million for the year ended September 30, 2001, and relates to acquired intangible assets from the acquisitions of the e-Diagnostics product business, CCST, SimCon and SEMY in the current year, the acquisitions of MiTeX, ASC and ASI in fiscal 2000, the Infab, Domain and Hanyon acquisitions in the second half of fiscal 1999 and Irvine Optical's acquisition of a corporation in March 1997. For the year ended September 30, 2000, amortization expense for acquired intangible assets was $18.5 million, and relates to the fiscal 2000 and fiscal 1999 acquisitions and the Irvine Optical acquisition discussed above.

Acquisition-related and Restructuring Costs

The Company recorded $9.3 million of acquisition-related and restructuring charges during the year ended September 30, 2001, comprised of $3.9 million of acquisition-related costs and $5.4 million of restructuring charges. The acquisition-related costs relate to transaction costs, principally legal, accounting and investment banking fees, incurred for acquisitions, comprised of $2.0 million for the July 12, 2001 acquisition of PTI and $1.9 million for aborted acquisitions. On September 5, 2001, the Company's Board of Directors approved a formal plan of restructure in response to the current downturn in the semiconductor industry. To that effect, the Company recorded restructuring charges of $5.4 million in the fourth quarter of the fiscal year. Of this amount, $2.0 million is related to workforce reductions of approximately 140 employees which is expected to be paid in 2002 and $3.4 million for the consolidation and strategic focus realignment of several facilities, of which $0.1 million was paid in 2001, $1.7 million is expected to be paid in 2002 and $1.6 million in the subsequent years. These measures were largely intended to align the Company's capacity and infrastructure to anticipated customer demand. Workforce charges, consisting principally of severance costs, were recorded based on specific identification of employees to be terminated, along with their job classifications or functions and their locations. The charges for the Company's excess facilities were recorded to recognize the lower of the amount of the remaining lease obligations, net of any sublease rentals, or the expected lease settlement costs. These costs have been estimated from the time when the space is expected to be vacated and there are no plans to utilize the facility in the future. Costs incurred prior to vacating the facilities will be charged to operations. Acquisition-related charges of $0.6 million in the year ended September 30, 2000, relate primarily to transaction costs in connection with the acquisition of Irvine Optical.

The activity related to the Company's acquisition-related and restructuring accruals is below (in thousands):

	Balance September 30, 2000	Fiscal 2001 Activity: New Initiatives Expense	Fiscal 2001 Activity: New Initiatives Purchase Accounting	Fiscal 2001 Activity: Utilization	Balance September 30, 2001
Facilities	$507	$3,369	$—	$ (567)	$3,309
Workforce-related	20	2,000	—	(68)	1,952
Other	11	3,945	—	(3,956)	—
	$538	$9,314	$—	$(4,591)	$5,261

Interest Income and Expense

Interest income increased by $2.8 million, to $12.5 million, in the year ended September 30, 2001, compared to an increase of $6.6 million to $9.7 million the previous year. This increase is due primarily to higher cash and investment asset balances which resulted from investing the proceeds from the Company's private placement of $175.0 million aggregate Convertible Subordinated Notes in May 2001 and the public offering of shares of its common stock in March 2000. Interest expense of $4.1 million for the year ended September 30, 2001, relates primarily to the 4.75% Convertible Subordinated Notes, imputed interest on notes payable related to the e-Diagnostics and SimCon acquisitions and the Company's note payable to Daifuku America in connection with the acquisition of ASC and ASI, which was discharged on January 5, 2001. Interest expense in the prior year primarily relates to Irvine Optical's debt, which was paid by Brooks subsequent to the Company's acquisition of Irvine Optical, and the note payable to Daifuku America.

Income Tax Provision (Benefit)

The Company recorded a net income tax benefit of $6.4 million in the year ended September 30, 2001 and net income tax expense of $13.6 million in the year ended September 30, 2000. The tax benefit recorded in fiscal 2001 is primarily due to anticipated future tax benefit of domestic net operating losses and research and development credits, partially offset by provisions for taxes on overseas earnings. The fiscal 2000 tax provision is attributable to federal, state, foreign and withholding taxes. Federal and state taxes have been reduced for net operating losses, research and development tax credits and a foreign sales corporation benefit.

The Company has recorded a deferred tax asset of $38.9 million. Realization is dependent on generating sufficient taxable income prior to expiration of loss carryforwards, which will expire at various dates through 2021. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized. The Company has considered both positive and negative available evidence in its determination that the deferred tax asset will be realized. While current economic conditions, including a current year book loss, provide evidence that the deferred tax assets may not be fully realized, the cyclical nature of the industry sector and recent historical experience of income provide objective positive evidence that the deferred tax assets are recoverable. The Company believes that its efforts to right-size the business in the fourth quarter of fiscal 2001 will be an important factor in achieving future profitability. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company estimates that the significant net reversing temporary difference will be available for use through 2022. Additionally, other significant reversing temporary differences will be available for use through 2036. Therefore, the Company estimates that its annual future taxable income must average $2.3 million per year during the carryforward period to fully realize the benefit of the net deferred tax assets.

Year Ended September 30, 2000, Compared to Year Ended September 30, 1999

The Company reported net income of $15.1 million for the year ended September 30, 2000, compared to a net loss of $9.5 million in the previous year. Net income attributable to common shareholders for the year ended September 30, 2000 include $18.5 million of amortization of acquired intangible assets, $0.6 million of acquisition-related charges and $0.1 million of accretion and dividends on preferred stock. The Company's net loss attributable to common stockholders in the previous year includes $0.6 million of amortization of acquired intangible assets, $5.3 million of acquisition-related and restructuring charges and other costs and $0.8 million of accretion and dividends on preferred stock.

Revenues

The Company reported revenues of $337.2 million in the year ended September 30, 2000, compared to $123.0 million in the previous year, a 174.2% increase. The overall increase is principally attributable to the strength in both the OEM and end user markets resulting from a continued recovery within the semiconductor capital equipment industry and incremental revenue from acquisitions. Revenues from recent acquisitions accounted for approximately 55% of the aggregate increase in revenues. The Company experienced growth in all of the geographic regions in which it operates. Revenues for each of the Company's segments increased from the prior year. Revenues for the tool automation systems segment more than doubled, to $167.8 million, from $79.1 million in the prior year. This was primarily driven by the industry's upturn and customer design wins associated with new atmospheric products, as well as the transition to the next generation vacuum wafer handling products. The Company's factory interface solutions segment reported revenues of $88.1 million in the year ended September 30, 2000, more than four times the $19.6 million reported in the prior year. Revenues from Infab comprised approximately 70% of the growth in the segment, as fiscal 2000 was the first year Infab was included in Brooks' operating results. Revenues for the factory automation solutions segment were $81.4 million, more than triple the $24.2 million reported in the prior year. The Company's acquisitions of fiscal 2000 accounted for approximately 58% of the growth, with the remainder derived from continued end user customer penetration of its core products.

Product revenues increased $182.9 million, or 180.2%, to $284.4 million in the year ended September 30, 2000, from $101.5 million in the previous fiscal year. Approximately 55% of this growth was the result of products offered by the Company's fiscal 2000 acquisitions. The Company continued to benefit from its overall strength in the OEM and end user markets.

Service revenues increased $31.3 million, or 146.0%, to $52.8 million. This increase is primarily attributable the Company's acquisitions of ASC and ASI in January 2000, which accounted for approximately $19 million of service revenues in the period subsequent to their acquisition, along with continued internal growth.

Revenues outside the United States were $161.5 million, or 47.9% of revenues, and $53.1 million, or 43.2% of revenues, in the years ended September 30, 2000 and 1999, respectively. The increase is primarily the result of the Company's expanded global presence from its recent acquisitions.

Gross Margin

Gross margin increased to 47.7% for the year ended September 30, 2000, compared to 44.9% for the previous year. The Company's tool automation systems segment gross margin increased to 42.1% in the year ended September 30, 2000, from 33.8% in the prior year, and is primarily the result of operational efficiencies along with improved manufacturing capacity resulting from the recovery from the semiconductor industry downturn. This increase was partially offset by decreases in gross margins for the Company's other segments. Gross margin for the Company's factory interface solutions segment decreased to 39.0%, from 49.4% in the prior year, while the factory automation solutions gross margin decreased to 68.6%, from 77.4% in the prior year. The decline in the factory interface solutions segment is primarily the result of change in product mix, while the factory automation solutions segment is primarily attributable to the acquired service business of ASC, which has a historically lower margin structure than that of the segment.

Gross margin on product revenues was 50.4% for the year ended September 30, 2000. Gross margin on product revenues for the year ended September 30, 1999, which included charges aggregating $1.6 million, comprised of $1.0 million to provide additional reserves for slow-moving and obsolete inventories and $0.6 million of additional depreciation expense, was 46.6%. Excluding these charges, gross margin for the year ended September 30, 1999, was 48.2%. The increase is primarily attributable to improvements in manufacturing capacity utilization and the acquisition of higher margin software product businesses, partially offset by the Infab operations' historically lower margin structure.

Gross margin on service revenues decreased to 33.0% for the year ended September 30, 2000, from 36.8% in the previous year. The decrease is primarily a result of business mix, driven by the Company's acquisition of ASC, which has a historically lower margin structure. Included in the cost of service revenues are global customer support costs, consisting primarily of personnel costs and travel expenses, as well as the cost of associated spare parts revenues.

Research and Development

Research and development expenses for the year ended September 30, 2000, were $44.1 million, an increase of $19.6 million, compared to $24.5 million in the previous year. However, research and development expenses decreased as a percentage of revenues, to 13.1%, from 19.9% in fiscal 1999. The increase in absolute spending is primarily attributable to the Company's acquisitions. Acquired companies included in fiscal 2000 operating results accounted for approximately 70% of the aggregate increase of $19.6 million. In addition, the launch of new atmospheric products and the transition to the next generation vacuum wafer handling products caused an incremental increase in research and development expenses, partially offset by the elimination of redundant research and development programs.

Selling, General and Administrative

Selling, general and administrative expenses were $77.4 million for the year ended September 30, 2000, an increase of $38.6 million, compared to $38.8 million in the previous year. However, selling, general and administrative expenses decreased as a percentage of revenues, to 23.0% in the year ended September 30, 2000, from 31.5% in the previous year. The increase in absolute spending is the result of expanded sales and marketing activities as well as general and administration support costs associated with the Company's acquisitions and infrastructure improvements necessary to integrate the acquired companies. The improvement of these costs as a percentage of revenues reflects the Company's efforts at expanding its product offerings and customer base. The businesses acquired in fiscal 2000 accounted for approximately 38% of the increase in the absolute spending change from the prior year.

Amortization of Acquired Intangible Assets

Amortization expense for acquired intangible assets totaled $18.5 million for the year ended September 30, 2000, and relates to acquired intangible assets from the June 23, 2000 MiTeX acquisition, the January 6, 2000 ASC and ASI acquisition, the Infab, Domain and Hanyon acquisitions, all of which occurred during the second half of fiscal 1999 and Irvine Optical's acquisition of a corporation in March 1997.

Amortization expense for acquired intangible assets was $0.6 million in the year ended September 30, 1999, and relates to the Domain and Hanyon acquisitions and Irvine Optical's acquisition.

Acquisition-related and Restructuring Costs

Acquisition-related charges of $0.6 million in the year ended September 30, 2000, relate primarily to transaction costs in connection with the acquisition of Irvine Optical. In fiscal 1999, the Company incurred acquisition-related and restructuring costs of $3.1 million, comprised of $1.2 million for transaction costs related to the Smart Machines acquisition, $0.3 million for severance costs and $1.6 million for the write-off of certain fixed assets.

Interest Income and Expense

Interest income increased by $6.6 million, to $9.7 million, in the year ended September 30, 2000, compared to the previous year. This increase is due primarily to higher cash and investment asset balances that resulted from the Company's public offering of shares of common stock in March 2000. Interest expense of $1.3 million and $1.6 million for the years ended September 30, 2000 and 1999, respectively, relates primarily to Irvine Optical's debt, which was discharged on May 6, 2000. Fiscal 2000 interest expense also includes interest on the Company's note payable to Daifuku America issued as part of the consideration for the Company's acquisition of ASC and ASI.

Income Tax Provision (Benefit)

The Company recorded net income tax expense of $13.6 million for the year ended September 30, 2000, and net income tax benefits of $0.9 million for the year ended September 30, 1999. The fiscal 2000 tax provision is attributable to federal, state, foreign and withholding taxes. Federal and state taxes have been reduced for net operating losses, research and development tax credits and a foreign sales corporation benefit. The tax benefit recorded in fiscal 1999 is primarily due to anticipated future tax benefit of domestic net operating losses and research and development credits, partially offset by a $1.6 million increase in the deferred tax asset valuation allowance.

Liquidity and Capital Resources

At September 30, 2001, the Company had cash, cash equivalents and marketable securities aggregating $329.7 million. This amount was comprised of $160.2 million of cash and cash equivalents, $43.6 million of investments in short-term marketable securities and $125.9 million of investments in long-term marketable securities.

Cash and cash equivalents were $160.2 million at September 30, 2001, an increase of $26.6 million from September 30, 2000. This increase in cash and cash equivalents is primarily the result of proceeds of $169.5 million, net of costs, from the Company's private placement of 4.75% Convertible Subordinated Notes completed on May 23, 2001, partially offset by payment of net cash consideration of $34.5 million for SEMY on February 16, 2001, payment of the Company's $16.0 million note payable to Daifuku America on January 5, 2001 in connection with its January 2000 acquisition of ASC and ASI, the purchase of the Company's headquarters complex on January 29, 2001 for $28.9 million in cash and net purchases of marketable securities of $66.4 million.

Cash provided by operations was $20.7 million for the year ended September 30, 2001, and is primarily attributable to a decrease in accounts receivable of $3.7 million and an increase in gross inventories of $4.9 million, offset by additional inventory valuation adjustments aggregating $15.4 million. Gross inventory for the year increased by $4.9 million over the prior year as a result of acquisitions and an accentuated slowdown in demand and sales associated with certain products, resulting in increased inventory levels on hand at fiscal year-end. This increase was offset by higher inventory reserves of $2.3 million recorded through the year and $13.1 million recorded in the fourth quarter of fiscal 2001. The Company's net loss of $29.7 million included depreciation and amortization of $45.0 million, and an increase to the Company's net deferred tax asset of $14.1 million. The decrease in accounts receivable is primarily the result of lower sales in the second half of the fiscal year due to the economic downturn currently affecting the semiconductor industry.

The increase in the Company's days sales outstanding ("DSO") in fiscal 2001 was primarily a result of the significant decrease in revenues in the third and fourth quarters coupled with delayed customer payments resulting from the semiconductor industry downturn. The downturn in the semiconductor industry has also impacted the Company's days sales in inventory ("DSI"). The Company's products contain certain components which require significant production time by the suppliers. Once these orders are placed with the Company's suppliers, they cannot be postponed or cancelled. As product sales have declined due to the industry downturn, receipt of inventory related to these orders has adversely affected DSI. The Company is continuing its efforts to collect accounts receivable and to maintain appropriate inventory levels. The Company continues to review its internal inventory management practices. The Company will continue to provide for anticipated excess and obsolete inventories and uncollectable debts in accordance with its internal review and policies.

Cash used in investing activities was $153.7 million for the year ended September 30, 2001, and was principally comprised of $181.4 million invested in marketable securities, $34.5 million for the purchase of SEMY on February 16, 2001, net of cash acquired, $4.7 million of cash payments for other acquisitions, net of cash acquired and $53.7 million used for capital additions, including $28.9 million for the purchase on January 29, 2001 of the Company's headquarters complex located in Chelmsford, Massachusetts. These expenditures were partially offset by the sale of $115.0 million of the Company's investments in marketable securities and $6.0 million in cash payments to the Company for settlements related to previous acquisitions the Company had made.

Cash provided by financing activities was $161.8 million for the year ended September 30, 2001, and is primarily comprised of $169.5 million, net of costs, received from the private placement of 4.75% Convertible Subordinated Notes on May 23, 2001 and $9.1 million from the issuance of stock under the Company's employee stock purchase plan and the exercise of options to purchase the Company's common stock. These amounts were partially offset by $16.0 million paid on January 5, 2001 to retire the Company's note payable to Daifuku America in connection with the acquisition of ASC and ASI, $0.4 million for the repayment of PTI's revolving credit facility and $0.5 million for the payment of long-term debt.

In connection with the acquisition of the e-Diagnostics product business, the Company issued a $17.0 million one-year note payable to the selling stockholders. The note is payable in cash or common stock, or any combination thereof, at the Company's discretion. The Company currently intends to settle this note in common stock; however, if the Company elects to settle all or a portion of the note in cash, up to $17.0 million would be required for payment in June of 2002. Additional cash payments aggregating a maximum of $8.0 million over the next three years could be required for payment of consideration contingent upon meeting certain performance objectives, if the Company elected to settle any or all potential contingent payments in cash.

In connection with its acquisition of SimCon, the Company issued a note payable to the selling stockholders for $750,000, payable in one year. This note will be settled with shares of the Company's common stock. No cash payment will be required.

On May 23, 2001, the Company completed the private placement of $175.0 million aggregate principal amount of 4.75% Convertible Subordinated Notes due in 2008. The amount sold includes $25.0 million principal amount of notes purchased by the initial purchaser upon exercise in full of their 30-day option to purchase additional notes. The Company received net proceeds of $169.5 million from the sale.

Interest on the notes will be paid on June 1 and December 1 of each year, with the first interest payment due on December 1, 2001. The notes will mature on June 1, 2008. The Company may redeem the notes at stated premiums on or after June 6, 2004, or earlier if the price of the Company's common stock reaches certain prices. Holders may require the Company to repurchase the notes upon a change in control of the Company in certain circumstances. The notes are convertible at any time prior to maturity, at the option of the holders, into shares of the Company's common stock, at a conversion price of $70.23 per share, subject to certain adjustments. The notes are subordinated to the Company's senior indebtedness and structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

While the Company has no significant capital commitments, as it expands its product offerings, the Company anticipates that it will continue to make capital expenditures to support its business and improve its computer systems infrastructure. The Company may also use its resources to acquire companies, technologies or products that complement the business of the Company.

The Company terminated its $30.0 million unsecured revolving credit facility and replaced it with a $10.0 million uncommitted demand promissory note facility with ABN AMRO Bank N.V. ("ABN AMRO") on May 2, 2000. The Company transferred all outstanding letters of credit, totaling approximately $1.1 million, to the new facility. ABN AMRO is not obligated to extend loans or issue letters of credit under this new facility. At September 30, 2001, approximately $1.2 million of the facility was in use, all of it for letters of credit.

The Company believes that its existing resources will be adequate to fund the Company's currently planned working capital and capital expenditure requirements for at least the next twelve months. The cyclical nature of the semiconductor industry makes it very difficult for the Company to predict future liquidity requirements with certainty. In addition, the Company may experience unforeseen capital needs in connection with both its recently completed acquisitions and its planned acquisition of PRI. The sufficiency of the Company's resources to fund its needs for capital is subject to known and unknown risks, uncertainties and other factors which may have a material adverse effect on the Company's business, including, without limitation, the factors discussed under "Factors That May Affect Future Results."

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 supersedes FASB Statement No. 121 ("FAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 144 applies to all long-lived assets and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management is currently evaluating the effect, if any, FAS 144 will have on its financial position and results of operations.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("FAS 141"), "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. FAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. FAS 142 requires that goodwill and identifiable intangible assets determined to have an indefinite life no longer be amortized, but instead be tested for impairment at least annually.

The Company is required to adopt FAS 142 in the fiscal year beginning October 1, 2002, at which time amortization of goodwill will cease. The Company has evaluated the impact of adoption of FAS 142 in respect of acquisitions accounted for as purchase transactions and completed prior to June 30, 2001. The application of the separate recognition criteria for intangible assets and the cessation of amortization of goodwill will result in goodwill of approximately $67 million at September 30, 2001 being subject to an annual impairment test, unless interim indicators indicate a need for an interim test, and a resulting expected reduction of goodwill amortization expense of approximately $32 million, $22 million and $11 million in fiscal 2002, 2003 and 2004, respectively.

Factors That May Affect Future Results

From time to time, information provided by Brooks or statements made by its employees may contain forward-looking information that involves substantial known and unknown risks and uncertainties such as those described below that could cause actual results to differ materially from targets or projected results.

You should carefully consider the risks described below and the other information in this report before deciding to invest in shares of our common stock. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

Risk Factors Relating to Brooks' Industry

The cyclical demand of semiconductor manufacturers affects Brooks' operating results and the ongoing downturn in the industry could seriously harm Brooks' operating results.

Brooks' business is significantly dependent on capital expenditures by semiconductor manufacturers. The level of semiconductor manufacturers' capital expenditures is dependent on the current and anticipated market demand for semiconductors. The semiconductor industry is highly cyclical and is currently experiencing a downturn. Brooks anticipates the downturn will continue during the next few quarters. Despite these industry conditions, Brooks plans to continue to invest in those areas which Brooks believes are important to its long-term growth, such as its infrastructure and information technology system, customer support, supply chain management and new products. As a result, consistent with its experience in downturns in the past, Brooks believes the current industry downturn will lead to reduced revenues for it and may cause it to incur losses.

Industry consolidation and outsourcing of the manufacture of semiconductors to foundries could reduce the number of available customers.

The substantial expense of building or expanding a semiconductor fabrication facility is leading increasing numbers of semiconductor companies to contract with foundries, which manufacture semiconductors designed by others. As manufacturing is shifted to foundries, the number of Brooks' potential customers could decrease, which would increase its dependence on its remaining customers. Recently, consolidation within the semiconductor manufacturing industry has increased. If semiconductor manufacturing is consolidated into a small number of foundries and other large companies, Brooks' failure to win any significant bid to supply equipment to those customers could seriously harm its reputation and materially and adversely affect its revenue and operating results.

Risk Factors Relating to Brooks' Operations

Brooks' sales volume substantially depends on the sales volume of Brooks' original equipment manufacturer customers and on investment in major capital expansion programs, retrofits and upgrades by end user semiconductor manufacturing companies.

Brooks sells a majority of its tool automation products to original equipment manufacturers that incorporate Brooks' products into their equipment. Therefore, Brooks' revenues depend on the ability of these customers to develop, market and sell their equipment in a timely, cost-effective manner. Approximately 56% of Brooks' total revenue in fiscal 2001 comes from sales to original equipment manufacturers.

Brooks also generates significant revenues from large orders from semiconductor manufacturing companies that build new plants or invest in major automation retrofits and upgrades. Brooks' revenues depend, in part, on continued capital investment by semiconductor manufacturing companies. Approximately 44% of Brooks' total revenue in fiscal 2001 comes from sales to semiconductor manufacturing companies.

Brooks relies on a relatively limited number of customers for a large portion of its revenues and business.

Brooks receives a significant portion of its revenues in each fiscal period from a relatively limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, could adversely affect Brooks' revenue, business and reputation. Sales to Brooks' ten largest customers accounted for approximately 37% of total revenues in fiscal 2001 and 40% of total revenues in fiscal 2000.

Delays in or cancellation of shipments of a few of Brooks' large orders could substantially decrease its revenues or reduce its stock price.

Historically, a substantial portion of Brooks' quarterly and annual revenues has come from sales of a small number of large orders. Some of Brooks' products have high selling prices compared to Brooks' other products. As a result, the timing of when Brooks recognizes revenue from one of these large orders can have a significant impact on its total revenues and operating results for a particular period and reduce its stock price because its sales in that fiscal period could fall significantly below the expectations of financial analysts and investors. This could cause the value of its common stock to fall. Brooks' operating results could be harmed if a small number of large orders are canceled or rescheduled by customers or cannot be filled due to delays in manufacturing, testing, shipping or product acceptance.

Demand for Brooks' products fluctuates rapidly and unpredictably, which makes it difficult to manage its business efficiently and can reduce its gross margins and profitability.

Brooks' expense levels are based in part on its expectations for future demand. Many expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. The rapid and unpredictable shifts in demand for Brooks' products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations, Brooks may be unable to rapidly reduce these fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave Brooks with excess inventory, which may be rendered obsolete as products evolve during the downturn and demand shifts to newer products. Brooks' ability to reduce expenses is further constrained because it must continue to invest in research and development to maintain its competitive position and to maintain service and support for its existing global customer base. Conversely, in sudden upturns, Brooks sometimes incurs significant expenses to rapidly expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These expenses could reduce its gross margins and overall profitability. Any of these results could seriously harm Brooks' business.

Brooks' lengthy sales cycle requires it to incur significant expenses with no assurance that Brooks will generate revenue.

Brooks' tool automation products are generally incorporated into original equipment manufacturer equipment at the design stage. To obtain new business from its original equipment manufacturer customers, Brooks must develop products for selection by a potential customer at the design stage. This often requires Brooks to make significant expenditures without any assurance of success. The original equipment manufacturer's design decisions often precede the generation of volume sales, if any, by a year or more. Brooks cannot guarantee that the equipment manufactured by its original equipment manufacturing customers will be commercially successful. If Brooks or its original equipment manufacturing customers fails to develop and introduce new products successfully and in a timely manner, Brooks' business and financial results will suffer.

Brooks also must complete successfully a costly evaluation and proposal process before Brooks can achieve volume sales of Brooks factory automation software to customers. These undertakings are major decisions for most prospective customers and typically involve significant capital commitments and lengthy evaluation and approval processes. Brooks cannot guarantee that it will continue to satisfy evaluations by its end-user customers.

Brooks' operating results would be harmed if one of its key suppliers fails to deliver components for Brooks' products.

Brooks currently obtains many of its components on an as needed, purchase order basis. Generally, Brooks does not have any long-term supply contracts with its vendors and believes many of its vendors have been taking cost containment measures in response to the industry downturn. When demand for semiconductor manufacturing equipment increases, Brooks' suppliers face significant challenges in delivering components on a timely basis. Brooks' inability to obtain components in required quantities or of acceptable quality could result in significant delays or reductions in product shipments. This could create customer dissatisfaction, cause lost revenue and otherwise materially and adversely affect Brooks' operating results. Delays on Brooks' part could also cause it to incur contractual penalties for late delivery.

Brooks may experience delays and technical difficulties in new product introductions and manufacturing, which can adversely affect its revenues, gross margins and net income.

Because Brooks' systems are complex, there can be a significant lag between the time Brooks introduces a system and the time it begins to produce that system in volume. As technology in the semiconductor industry becomes more sophisticated, Brooks is finding it increasingly difficult to design and integrate complex technologies into its systems, to procure adequate supplies of specialized components, to train its technical and manufacturing personnel and to make timely transitions to high-volume manufacturing. Many customers also require customized systems, which compound these difficulties. Brooks sometimes incurs substantial unanticipated costs to ensure that its new products function properly and reliably early in their life cycle. These costs could include greater than expected installation and support costs or increased materials costs as a result of expedited changes. Brooks may not be able to pass these costs on to its customers. In addition, Brooks has experienced, and may continue to experience, difficulties in both low and high volume manufacturing. Any of these results could seriously harm Brooks' business.

Moreover, on occasion Brooks has failed to meet its customers' delivery or performance criteria, and as a result Brooks incurred late delivery penalties and had higher warranty and service costs. These failures could continue and could also cause Brooks to lose business from those customers and suffer long-term damage to its reputation.

Brooks may be unable to recruit and retain necessary personnel because of intense competition for highly skilled personnel.

Brooks needs to retain a substantial number of employees with technical backgrounds for both its hardware and software engineering, manufacturing, sales and support staffs. The market for these employees is intensively competitive, and Brooks has occasionally experienced delays in hiring qualified personnel. Due to the cyclical nature of the demand for its products and the current downturn in the semiconductor market, Brooks recently reduced its workforce as a cost reduction measure. If the semiconductor market experiences an upturn, Brooks may need to rebuild its workforce. Due to the competitive nature of the labor markets in which Brooks operates, this type of employment cycle increases Brooks' risk of being unable to retain and recruit key personnel. Brooks' inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect its ability to develop, manufacture, install and support its products and may result in lost revenue and market share if customers seek alternative solutions.

Brooks' international business operations expose it to a number of difficulties in coordinating its activities abroad and in dealing with multiple regulatory environments.

Sales to customers outside North America accounted for approximately 50% of Brooks' total revenues in fiscal 2001, 48% in fiscal 2000 and 43% in fiscal 1999. Brooks anticipates that international sales will continue to account for a significant portion of its revenues. Many of Brooks' vendors are located in foreign countries. As a result of its international business operations, Brooks is subject to various risks, including:

- difficulties in staffing and managing operations in multiple locations in many countries;
- difficulties in managing distributors, representatives and third party systems integrators;
- challenges presented by collecting trade accounts receivable in foreign jurisdictions;
- longer sales-cycles;
- possible adverse tax consequences;
- fewer legal protections for intellectual property;
- governmental currency controls and restrictions on repatriation of earnings;
- changes in various regulatory requirements;
- political and economic changes and disruptions; and
- export/import controls and tariff regulations.

To support its international customers, Brooks maintains locations in several countries, including Belgium, Canada, China, Germany, Japan, Malaysia, Singapore, South Korea, Switzerland, Taiwan and the United Kingdom. Brooks cannot guarantee that it will be able to manage these operations effectively. Brooks cannot assure you that its investment in these international operations will enable it to compete successfully in international markets or to meet the service and support needs of its customers, some of whom are located in countries where Brooks has no infrastructure.

Although Brooks' international sales are primarily denominated in U.S. dollars, changes in currency exchange rates can make it more difficult for Brooks to compete with foreign manufacturers on price. If Brooks' international sales increase relative to its total revenues, these factors could have a more pronounced effect on Brooks' operating results.

Brooks must continually improve its technology to remain competitive.

Technology changes rapidly in the semiconductor, data storage and flat panel display manufacturing industries. Brooks believes its success depends in part upon its ability to enhance its existing products and to develop and market new products to meet customer needs, even in industry downturns. For example, as the semiconductor industry transitions from 200mm manufacturing technology to 300mm technology, Brooks believes it is important to its future success to develop and sell new products that are compatible with 300mm technology. If competitors introduce new technologies or new products, Brooks' sales could decline and its existing products could lose market acceptance. Brooks cannot guarantee that it will identify and adjust to changing market conditions or succeed in introducing commercially rewarding products or product enhancements. The success of Brooks' product development and introduction depends on a number of factors, including:

- accurately identifying and defining new market opportunities and products;
- completing and introducing new product designs in a timely manner;
- market acceptance of Brooks' products and its customers' products;
- timely and efficient software development, testing and process;
- timely and efficient implementation of manufacturing and assembly processes;
- product performance in the field;
- development of a comprehensive, integrated product strategy; and
- efficient implementation and installation and technical support services.

Because Brooks must commit resources to product development well in advance of sales, its product development decisions must anticipate technological advances by leading semiconductor manufacturers. Brooks may not succeed in that effort. Its inability to select, develop, manufacture and market new products or enhance its existing products could cause it to lose its competitive position and could seriously harm its business.

Brooks faces significant competition which could result in decreased demand for Brooks' products or services.

The markets for Brooks' products are intensely competitive. Brooks may be unable to compete successfully. Brooks believes the primary competitive factors in the tool automation systems segment are throughput, reliability, contamination control, accuracy and price/performance. Brooks believes that its primary competition in the tool automation market is from integrated original equipment manufacturers that satisfy their semiconductor and flat panel display handling needs internally rather than by purchasing systems or modules from an independent supplier like Brooks. Many of these original equipment manufacturers have substantially greater resources than Brooks does. Applied Materials, Inc., the leading process equipment original equipment manufacturer, develops and manufactures its own central wafer handling systems and modules. Brooks may not be successful in selling its products to original equipment manufacturers that internally satisfy their wafer or substrate handling needs, regardless of the performance or the price of Brooks products. Moreover, integrated original equipment manufacturers may begin to commercialize their handling capabilities and become Brooks competitors.

Brooks believes that the primary competitive factors in the end-user semiconductor manufacturer market for factory automation and process control solutions are product functionality, price/performance, ease of use, ease of integration and installation, hardware and software platform compatibility, costs to support and maintain, vendor reputation and financial stability. The relative importance of these competitive factors may change over time. Brooks directly competes in this market with various competitors, including Applied Materials-Consilium, IBM, Si-view, Compaq, TRW, Camstar and numerous small, independent software companies. Brooks also competes with the in-house software staffs of semiconductor manufacturers like NEC, Texas Instruments and Intel. Most of those manufacturers have substantially greater resources than Brooks does.

Brooks believes that the primary competitive factors in the factory interface market are technical and technological capabilities, reliability, price/performance, ease of integration and global sales and support capability. In this market, Brooks competes directly with Asyst, Rorze, Fortrend, Newport, TOK, Yasakawa and Hirata. Some of these competitors have substantial financial resources and extensive engineering, manufacturing and marketing capabilities.

Much of Brooks' success and value lies in its ownership and use of intellectual property, and Brooks' failure to protect that property could adversely affect its future operations.

Brooks' ability to compete is heavily affected by its ability to protect its intellectual property. Brooks relies primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks and licensing arrangements to protect its intellectual property. The steps Brooks has taken to protect its technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Brooks' patents could be invalidated or circumvented. The laws of certain foreign countries in which Brooks products are or may be developed, manufactured or sold may not fully protect Brooks' products. This may make the possibility of piracy of Brooks' technology and products more likely. Brooks cannot guarantee that the steps Brooks has taken to protect its intellectual property will be adequate to prevent misappropriation of its technology. Other companies could independently develop similar or superior technology without violating Brooks' proprietary rights. There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Brooks may engage in litigation to:

- enforce its patents;
- protect its trade secrets or know-how;

- defend itself against claims alleging it infringes the rights of others; or

- determine the scope and validity of the patents or intellectual property rights of others.

Any litigation could result in substantial cost to Brooks and divert the attention of Brooks' management, which could harm its operating results and its future operations. A party making such a claim could secure a judgment against Brooks that requires it to pay substantial damages. A judgment could also include an injunction or other court order that could prevent Brooks from selling its products. Any of these events could seriously harm Brooks' business.

Brooks' operations could infringe on the intellectual property rights of others.

Particular aspects of Brooks' technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to Brooks' business. Brooks cannot predict the extent to which it may be required to seek licenses or alter its products so that they no longer infringe the rights of others. Brooks cannot guarantee that the terms of any licenses it may be required to seek will be reasonable. Similarly, changing Brooks' products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of its products.

Brooks' business may be harmed by infringement claims of General Signal or Applied Materials.

Brooks received notice from General Signal Corporation twice in 1992 and once in 1994, alleging certain of Brooks' tool automation systems products that Brooks sells to semiconductor process tool manufacturers infringed General Signal's patent rights. The notification advised Brooks that General Signal was attempting to enforce its rights to those patents in litigation against Applied Materials, and that, at the conclusion of that litigation, General Signal intended to enforce its rights against us and others. According to a press release issued by Applied Materials in November 1997, Applied Materials settled its litigation with General Signal by acquiring ownership of five General Signal patents. Although not verified by Brooks, these five patents would appear to be the patents referred to by General Signal in its prior notice to Brooks. Applied Materials has not contacted Brooks regarding these patents. Brooks cannot guarantee that it would prevail in any litigation by Applied Materials seeking damages or expenses from Brooks or to enjoin Brooks from selling its products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to Brooks on reasonable terms, if at all. A substantial portion of Brooks' revenues for fiscal 2001 derive from the products that General Signal originally alleged to infringe its patent rights.

Brooks does not have long-term contracts with its customers and Brooks' customers may cease purchasing Brooks' products at any time.

Brooks generally does not have long-term contracts with its customers. As a result, Brooks' agreements with its customers do not provide any assurance of future sales. Accordingly:

- Brooks' customers can cease purchasing its products at any time without penalty;

- Brooks' customers are free to purchase products from Brooks' competitors;

- Brooks is exposed to competitive price pressure on each order; and

- Brooks' customers are not required to make minimum purchases.

Brooks' software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance or product liability claims with substantial litigation costs.

Complex software products like Brooks' can contain errors or defects, particularly when Brooks first introduces new products or when it releases new versions or enhancements. Any defects or errors could result in lost revenue or a delay in market acceptance, which would seriously harm Brooks' business and operating results. Brooks has occasionally discovered software errors in its new software products and new releases after their introduction, and Brooks expects that this will continue. Despite internal testing and testing by current and potential customers, Brooks' current and future products may contain serious defects.

Because many of Brooks' customers use their products for business-critical applications, any errors, defects or other performance problems could result in financial or other damage to Brooks' customers and could significantly impair their operations. Brooks' customers could seek to recover damages from Brooks for losses related to any these issues. A product liability claim brought against Brooks, even if not successful, would likely be time-consuming and costly to defend and could adversely affect Brooks' marketing efforts.

Brooks' future operations could be harmed if the commercial adoption of 300mm wafer technology continues to progress slowly or is halted.

Brooks' future operations depend in part on the adoption of new systems and technologies to automate the processing of 300mm wafers. However, the industry transition from the current, widely used 200mm manufacturing technology to 300mm manufacturing technology is occurring more slowly than expected. A significant delay in the adoption of 300mm manufacturing technology, or the failure of the industry to adopt 300mm manufacturing technology, could significantly impair Brooks' operations. Moreover, continued delay in transition to 300mm technology could permit Brooks' competitors to introduce competing or superior 300mm products at more competitive prices. As a result of these factors, competition for 300mm orders could become vigorous and could harm Brooks' results of operations.

Brooks' recent rapid growth is straining its operations and requiring it to incur costs to upgrade its infrastructure.

During fiscal 2000 and 2001, Brooks experienced extremely rapid growth in its operations, its product offerings and the geographic area of its operations. The proposed merger with PRI will continue this trend. Brooks' growth has placed a significant strain on its management, operations and financial systems. Brooks' future operating results will depend in part on its ability to continue to implement and improve its operating and financial controls and management information systems. If Brooks fails to manage its growth effectively, its financial condition, results of operations and business could be harmed.

Brooks' systems integration services business has grown significantly recently and poor execution of those services could adversely impact Brooks' operating results.

The number of projects Brooks is pursuing for its systems integration services business has grown significantly recently. This business consists of integrating combinations of Brooks software and hardware products to provide more comprehensive solutions for Brooks' end-user customers. The delivery of these services typically is complex, requiring that Brooks coordinate personnel with varying technical backgrounds in performing substantial amounts of services in accordance with timetables. Brooks is in the early stages of developing this business and it is subject to the risks attendant to entering a business in which it has limited direct experience. In addition, Brooks' ability to supply these services and increase its revenues is limited by its ability to retain, hire and train systems integration personnel. Brooks believes that there is significant competition for personnel with the advanced skills and technical knowledge that it needs. Some of Brooks' competitors may have greater resources to hire personnel with those skills and knowledge. Brooks' operating margins could be adversely impacted if it does not effectively hire and train additional personnel or deliver systems integration services to its customers on a satisfactory and timely basis consistent with its budgets.

The effect of terrorist threats on the general economy could decrease Brooks' revenues.

On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and the Pentagon in Washington, D.C. The potential near- and long-term impact these attacks may have in regards to Brooks' suppliers and customers, markets for their products and the U.S. economy are uncertain. There may be other potential adverse effects on Brooks' operating results due to this significant event that Brooks cannot foresee.

Brooks' business may be harmed by infringement claims of Asyst Technologies, Inc.

Brooks acquired certain assets, including a transport system known as IridNet, from the Infab division of Jenoptik AG on September 30, 1999. Asyst Technologies, Inc. had previously filed suit against Jenoptik AG and other parties (collectively, the "defendants"), claiming that products of the defendants, including IridNet, infringe Asyst's patents. This ongoing litigation may ultimately affect certain products sold by Brooks. Brooks has received notice that Asyst may amend its complaint to name Brooks as an additional defendant. Based on Brooks' investigation of Asyst's allegations, Brooks does not believe it is infringing any claims of Asyst's patents. Brooks intends to continue to support Jenoptik to argue vigorously, among other things, the position that the IridNet system does not infringe the Asyst patents. If Asyst prevails in prosecuting its case, Asyst may seek to prohibit Brooks from developing, marketing and using the Iridnet product without a license. Because patent litigation can be extremely expensive, time-consuming, and its outcome uncertain, Brooks may seek to obtain licenses to the disputed patents. Brooks cannot guarantee that licenses will be available to it on reasonable terms, if at all. If a license from Asyst is not available, Brooks could be forced to incur substantial costs to reengineer the IridNet product, which could diminish its value. In any case, Brooks may face litigation with Asyst. Such litigation could be costly and would divert Brooks management's attention and resources. In addition, even though sales of IridNet comprised less than 1% of total revenues for fiscal 2001, if Brooks does not prevail in such litigation, Brooks could be forced to pay damages or amounts in settlement. Jenoptik has indemnified Brooks for losses Brooks may incur in this action.

Risk Factors Relating to Brooks' Acquisitions

Brooks has announced a merger with PRI, and uncertainty regarding the merger may disrupt Brooks' operations and adversely affect its business.

On October 24, 2001, Brooks announced its proposed merger with PRI Automation, Inc. Brooks cannot guarantee that the merger will occur. The merger will happen only if stated conditions are met, including approval of the issuance of shares in the merger by Brooks' stockholders, approval of the merger by PRI's stockholders, clearance of the merger under United States and foreign antitrust laws, and the absence of any material adverse change in the business of Brooks or PRI. Many of the conditions are outside the control of Brooks and PRI, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers and channel partners to delay or defer decisions concerning Brooks, which could negatively affect its business. Customers, suppliers and channel partners may also seek to change existing agreements with Brooks as a result of the merger. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on Brooks' business, regardless of whether the merger is ultimately completed. Many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid by Brooks regardless of whether the merger is completed. If the merger is not completed for any reason, Brooks may be subject to a number of risks, including a decline in the market price of Brooks common stock, to the extent that the relevant current market price reflects a market assumption that the merger will be completed, and substantial disruption to Brooks' business and distraction of its workforce and management team. In addition, employees who are uncertain about their future with the combined company or who do not wish to work for the combined company may seek employment elsewhere, which could impair Brooks' ability to operate its business.

Brooks' business could be harmed if Brooks fails to adequately integrate the operations of the businesses it has acquired.

Brooks has completed a number of acquisitions in a short period of time. Brooks' management must devote substantial time and resources to the integration of the operations of its acquired businesses with its core businesses and with each other. If Brooks fails to accomplish this integration efficiently, Brooks may not realize the anticipated benefits of its acquisitions. The process of integrating supply and distribution channels, research and development initiatives, computer and accounting systems and other aspects of the operation of its acquired businesses, presents a significant challenge to Brooks' management. This is compounded by the challenge of simultaneously managing a larger entity. These businesses have operations and personnel located in Asia, Europe and the United States and present a number of additional difficulties of integration, including:

- assimilating products and designs into integrated solutions;
- informing customers, suppliers and distributors of the effects of the acquisitions and integrating them into Brooks' overall operations;
- integrating personnel with disparate business backgrounds and cultures;
- defining and executing a comprehensive product strategy;
- managing geographically remote units;
- managing the risks of entering markets or types of businesses in which Brooks has limited or no direct experience; and
- minimizing the loss of key employees of the acquired businesses.

If Brooks delays the integration or fails to integrate an acquired business or experiences other unforeseen difficulties, the integration process may require a disproportionate amount of Brooks management's attention and financial and other resources. Brooks' failure to adequately address these difficulties could harm its business and financial results.

Brooks' business may be harmed by acquisitions Brooks completes in the future.

Brooks plans to continue to pursue additional acquisitions of related businesses. Brooks' identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on Brooks' business, diversion of Brooks management's attention and risks associated with unanticipated problems or latent liabilities. If Brooks is successful in pursuing future acquisitions, Brooks may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect Brooks' results of operations and be dilutive to its stockholders. If Brooks spends significant funds or incurs additional debt, Brooks' ability to obtain financing for working capital or other purposes could decline, and Brooks may be more vulnerable to economic downturns and competitive pressures. Brooks cannot guarantee that it will be able to finance additional acquisitions or that it will realize any anticipated benefits from acquisitions that Brooks completes. Should Brooks successfully acquire another business, the process of integrating acquired operations into Brooks' existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of Brooks' existing businesses.

Risk Factors Relating to Brooks' Common Stock

Brooks' operating results fluctuate significantly, which could negatively impact its business and its stock price.

Brooks' revenues, margins and other operating results can fluctuate significantly from quarter to quarter depending upon a variety of factors, including:

- the level of demand for semiconductors in general;
- cycles in the market for semiconductor manufacturing equipment and automation software;
- the timing, rescheduling, cancellation and size of orders from Brooks' customer base;
- Brooks' ability to manufacture, test and deliver products in a timely and cost-effective manner;
- Brooks' success in winning competitions for orders;
- the timing of Brooks' new product announcements and releases and those of its competitors;
- the mix of products it sells;

- the timing of any acquisitions and related costs;
- competitive pricing pressures; and
- the level of automation required in fab extensions, upgrades and new facilities.

Brooks entered the factory automation software business in fiscal 1999. Brooks believes a substantial portion of its revenues from this business will depend on achieving project milestones. As a result, Brooks' revenue from this business will be subject to fluctuations depending upon a number of factors, including whether Brooks can achieve project milestones on a timely basis, if at all, as well as the timing and size of projects.

Brooks' stock price is volatile.

The market price of Brooks' common stock has fluctuated widely. For example, between April 4, 2001 and April 30, 2001, the closing price of Brooks' common stock rose from approximately $35.45 to $62.61 per share and between August 28, 2001 and September 28, 2001, the price of Brooks' common stock dropped from approximately $48.15 to $26.59 per share. Consequently, the current market price of Brooks' common stock may not be indicative of future market prices, and Brooks may be unable to sustain or increase the value of an investment in its common stock. Factors affecting Brooks' stock price may include:

- variations in operating results from quarter to quarter;
- changes in earnings estimates by analysts or Brooks' failure to meet analysts' expectations;
- changes in the market price per share of Brooks' public company customers;
- market conditions in the industry;
- general economic conditions;
- low trading volume of Brooks common stock; and
- the number of firms making a market in Brooks common stock.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of high technology companies like Brooks. These market fluctuations could adversely affect the market price of Brooks' common stock.

Because a limited number of stockholders, including a member of Brooks' management team, owns a substantial number of shares of Brooks common stock and are parties to voting agreements, their decisions may be detrimental to your interests.

By virtue of their stock ownership and voting agreements, Robert J. Therrien, Brooks' president and chief executive officer, and Jenoptik AG have the power to significantly influence Brooks' affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of Brooks' directors, amendments to Brooks' certificate of incorporation, mergers, sales of assets and other acquisitions or sales. These stockholders may exercise their influence over Brooks in a manner detrimental to your interests. As of December 7, 2001, Mr. Therrien and M+W Zander Holding GmbH, a subsidiary of Jenoptik AG, beneficially owned approximately 9.7% of Brooks' common stock.

Brooks has a stockholders agreement with Mr. Therrien, M+W Zander Holding GmbH and Jenoptik AG under which M+W Zander Holding GmbH agreed to vote all of its shares on all matters in accordance with the recommendation of a majority of Brooks' board of directors.

Provisions of Brooks' certificate of incorporation, bylaws, contracts and 4.75% convertible subordinated notes due 2008 may discourage takeover offers and may limit the price investors would be willing to pay for Brooks' common stock.

Brooks' certificate of incorporation and bylaws contain provisions that may make an acquisition of Brooks more difficult and discourage changes in Brooks' management. These provisions could limit the price that investors might be willing to pay for shares of Brooks' common stock. In addition, Brooks has adopted a shareholder rights plan. In many potential takeover situations, rights issued under the plan become exercisable to purchase Brooks common stock at a price substantially discounted from the then applicable market price of Brooks common stock. Because of its possible dilutive effect to a potential acquirer, the rights plan would generally discourage third parties from proposing a merger with or initiating a tender offer for us that is not approved by Brooks' board of directors. Accordingly, the rights plan could have an adverse impact on Brooks' stockholders who might want to vote in favor of a merger or participate in a tender offer. In addition, Brooks may issue shares of preferred stock upon terms the board of directors deems appropriate without stockholder approval. Brooks' ability to issue preferred stock in such a manner could enable its board of directors to prevent changes in its management or control. Finally, upon a change of control of Brooks, Brooks may be required to repurchase convertible subordinated notes at a price equal to 100% of the principal outstanding amount thereof, plus accrued and unpaid interest, if any, to the date of the repurchase. Such a repurchase of the notes would represent a substantial expense; accordingly, the repayment of the notes upon a change of control of Brooks could discourage third parties from proposing a merger with, initiating a tender offer for or otherwise attempting to gain control of Brooks.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Exposure

Based on Brooks' overall interest exposure at September 30, 2001, including all interest rate-sensitive instruments, a near-term change in interest rates within a 95% confidence level based on historical interest rate movements would not materially affect the consolidated results of operations or financial position.

Currency Rate Exposure

Brooks' foreign revenues are generally denominated in United States dollars. Accordingly, foreign currency fluctuations have not had a significant impact on the comparison of the results of operations for the periods presented. The costs and expenses of Brooks' international subsidiaries are generally denominated in currencies other than the United States dollar. However, since the functional currency of Brooks' international subsidiaries is the local currency, foreign currency translation adjustments do not impact operating results, but instead are reflected as a component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)". To the extent Brooks expands its international operations or changes its pricing practices to denominate prices in foreign currencies, Brooks will be exposed to increased risk of currency fluctuation.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of
Brooks Automation, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brooks Automation, Inc. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Irvine Optical Company LLC, a wholly owned subsidiary acquired through a pooling of interests during the year ended September 30, 2000, which statements reflect total revenues of $11,049,000 for the year ended December 31, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Irvine Optical Company LLC, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
November 14, 2001, except for the first paragraph
of Note 15, as to which the date is December 13, 2001.

Report of Independent Auditors

To the Members
Irvine Optical Company, LLC

We have audited the balance sheets of Irvine Optical Company, LLC (the Company) as of December 31, 1999 and 1998, and the related statements of operations, members' deficit, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company's ability to generate sufficient revenue and ultimately achieve profitable operations is uncertain. The Company's future prospects depend upon its ability to demonstrate sustained product sales and to generate sufficient working capital through new financing and/or operating cash flows, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Woodland Hills, California
March 3, 2000, except for Note 4
as to which the date is March 31, 2000

BROOKS AUTOMATION, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2001	September 30, 2000
	(In thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$160,239	$133,636
Marketable securities	43,593	88,034
Accounts receivable, net, including related party receivables of $32 and $6,820, respectively	93,565	94,756
Inventories	49,295	58,607
Prepaid expenses and other current assets	9,836	8,464
Deferred income taxes	26,608	18,220
Total current assets	383,136	401,717
Property, plant and equipment		
Buildings and land	31,910	1,573
Computer equipment and software	38,497	23,525
Machinery and equipment	17,349	20,747
Furniture and fixtures	11,240	7,089
Leasehold improvements	10,069	9,226
Construction in progress	11,026	491
	120,091	62,651
Less: Accumulated depreciation and amortization	(53,632)	(37,499)
	66,459	25,152
Long-term marketable securities	125,887	15,000
Intangible assets, net	100,916	60,335
Deferred income taxes	19,280	13,361
Other assets	8,153	4,221
Total assets	$703,831	$519,786
Liabilities, minority interests, convertible redeemable preferred stock and stockholders' equity		
Current liabilities		
Notes payable	$ 17,122	$ 16,000
Revolving line of credit	—	350
Current portion of long-term debt	392	524
Accounts payable	18,595	23,096
Deferred revenue	15,507	17,018
Accrued compensation and benefits	12,835	14,407
Accrued acquisition-related and restructuring costs	3,702	538
Accrued income taxes payable	7,691	9,045
Deferred income taxes	423	143
Accrued expenses and other current liabilities	18,833	13,760
Total current liabilities	95,100	94,881
Long-term debt	175,031	332
Deferred income taxes	6,546	5,064
Accrued long-term restructuring	1,559	—
Other long-term liabilities	664	438
Total liabilities	278,900	100,715
Commitments and contingencies (Note 14)		
Minority interests	762	1,186
Series A convertible redeemable preferred stock, $0.01 par value — Authorized, issued and outstanding: none and 90,000 shares in 2001 and 2000, respectively	—	2,601
Stockholders' equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 43,000,000 shares authorized, 18,903,165 and 17,588,911 shares issued and outstanding at September 30, 2001 and 2000, respectively	189	176
Additional paid-in capital	471,991	433,249
Deferred compensation	(5)	(35)
Accumulated other comprehensive loss	(2,586)	(2,942)
Accumulated deficit	(45,420)	(15,164)
Total stockholders' equity	424,169	415,284
Total liabilities, minority interests, convertible redeemable preferred stock and stockholders' equity	$703,831	$519,786

The accompanying notes are an integral part of these consolidated financial statements.

BROOKS AUTOMATION, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2001	2000	1999
	(In thousands, except per share data)		
Revenues			
Product, including related party revenues of $13,966, $36,934 and $15,255, respectively	$291,727	$284,366	$101,488
Services	89,989	52,818	21,469
Total revenues	381,716	337,184	122,957
Cost of revenues			
Product	166,471	141,088	54,239
Services	62,861	35,371	13,566
Total cost of revenues	229,332	176,459	67,805
Gross profit	152,384	160,725	55,152
Operating expenses			
Research and development	60,868	44,147	24,526
Selling, general and administrative	95,919	77,410	38,763
Amortization of acquired intangible assets	30,187	18,506	565
Acquisition-related and restructuring charges	9,314	578	3,120
Total operating expenses	196,288	140,641	66,974
Income (loss) from operations	(43,904)	20,084	(11,822)
Interest income	12,534	9,707	3,150
Interest expense	4,063	1,345	1,553
Other expense, net	(1,090)	(2)	(223)
Income (loss) before income taxes and minority interests	(36,523)	28,444	(10,448)
Income tax provision (benefit)	(6,439)	13,609	(874)
Income (loss) before minority interests	(30,084)	14,835	(9,574)
Minority interests in loss of consolidated subsidiaries	(424)	(274)	(40)
Net income (loss)	(29,660)	15,109	(9,534)
Accretion and dividends on preferred stock	(90)	(120)	(774)
Net income (loss) attributable to common stockholders	$(29,750)	$ 14,989	$(10,308)
Earnings (loss) per share			
Basic	$ (1.65)	$ 0.96	$ (0.89)
Diluted	$ (1.65)	$ 0.88	$ (0.89)
Shares used in computing earnings (loss) per share			
Basic	18,015	15,661	11,542
Diluted	18,015	17,192	11,542

The accompanying notes are an integral part of these consolidated financial statements.

BROOKS AUTOMATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock at Par Value	Nonredeemable Convertible Preferred Stock	Additional Paid-in Capital	Deferred Compensation	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	(In thousands, except share amounts)								
Balance September 30, 1998	11,357,510	$113	$ 6,467	$131,551	$(119)		$ (536)	$(21,682)	$115,794
Shares issued under stock option and purchase plans	341,877	4	—	1,679	—		—	—	1,683
Common stock issued in acquisitions	1,410,926	14	(6,467)	35,594	—		—	—	29,141
Amortization of deferred compensation		—	—	—	54		—	—	54
Accretion and dividends on preferred stock		—	—	—	—		—	(774)	(774)
Revaluation of members' capital		—	—	—	—		—	377	377
Income tax benefit from stock options		—	—	130	—		—	—	130
Comprehensive loss:									
Net loss		—	—	—	—	$ (9,534)	—	(9,534)	(9,534)
Currency translation adjustments		—	—	—	—	(557)	(557)	—	(557)
Comprehensive loss		—	—	—	—	$(10,091)	—	—	—
Elimination of Smart Machines net loss attributable to common stockholders for the three months ended December 31, 1998		—	—	—	—		—	1,599	1,599
Balance September 30, 1999	13,110,313	131	—	168,954	(65)		(1,093)	(30,014)	137,913
Shares issued under stock option and purchase plans	558,195	6	—	5,418	—		—	—	5,424
Common stock offering	3,070,500	31	—	220,445	—		—	—	220,476
Common stock issued in acquisitions	849,903	8	—	21,829	—		—	—	21,837
Amortization of deferred compensation		—	—	—	30		—	—	30
Accretion and dividends on preferred stock		—	—	—	—		—	(120)	(120)
Income tax benefit from stock options		—	—	6,738	—		—	—	6,738
Income tax benefit from acquisitions		—	—	9,865	—		—	—	9,865
Comprehensive income:									
Net income		—	—	—	—	$ 15,109	—	15,109	15,109
Currency translation adjustments		—	—	—	—	(1,849)	(1,849)	—	(1,849)
Comprehensive income		—	—	—	—	$ 13,260	—	—	—
Elimination of Irvine Optical net income for the three months ended December 31, 1999		—	—	—	—		—	(139)	(139)
Balance September 30, 2000	17,588,911	176	—	433,249	(35)		(2,942)	(15,164)	415,284
Shares issued under stock option and purchase plans and exercise of warrants	470,239	5	—	9,079	—		—	—	9,084
Common stock issued in acquisitions	844,015	8	—	25,968	—		—	—	25,976
Amortization of deferred compensation		—	—	—	30		—	—	30
Accretion and dividends on preferred stock		—	—	—	—		—	(90)	(90)
Income tax benefit from stock options		—	—	3,695	—		—	—	3,695
Comprehensive loss:									
Net loss		—	—	—	—	$(29,660)	—	(29,660)	(29,660)
Currency translation adjustments		—	—	—	—	356	356	—	356
Comprehensive loss		—	—	—	—	$(29,304)	—	—	—
Elimination of Progressive Technologies net income attributable to common stockholders for the three months ended December 31, 2000		—	—	—	—		—	(506)	(506)
Balance September 30, 2001	18,903,165	$189	$ —	$471,991	$ (5)		$(2,586)	$(45,420)	$424,169

The accompanying notes are an integral part of these consolidated financial statements.

BROOKS AUTOMATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2001	2000	1999
		(In thousands)	
Cash flows from operating activities			
Net income (loss)	$ (29,660)	$ 15,109	$ (9,534)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	45,041	30,400	11,766
Compensation expense related to common stock options	30	30	54
Provision for losses on accounts receivable	4,691	540	199
Reserves for excess and obsolete inventories	15,426	2,611	1,705
Deferred income taxes	(14,050)	(8,801)	(3,017)
Amortization of debt discount	214	—	—
Minority interests	(424)	(274)	(40)
(Gain) loss on disposal of long-lived assets	1,524	(142)	—
Changes in operating assets and liabilities:			
Accounts receivable	3,734	(51,195)	(5,998)
Inventories	(4,897)	(30,592)	(4,026)
Prepaid expenses and other current assets	(760)	(7,702)	1,054
Accounts payable	(5,514)	12,779	7,038
Deferred revenue	(3,743)	8,385	1,763
Accrued compensation and benefits	(3,318)	9,684	858
Accrued acquisition-related and restructuring costs	4,723	(680)	1,724
Accrued expenses and other current liabilities	7,668	8,641	1,638
Net cash provided by (used in) operating activities	20,685	(11,207)	5,184
Cash flows from investing activities			
Purchases of fixed assets	(53,652)	(13,879)	(6,100)
Acquisition of businesses, net of cash acquired	(33,142)	(24,399)	(4,476)
Purchases of marketable securities	(181,402)	(118,034)	—
Sale/maturity of marketable securities	114,956	15,000	—
Proceeds from sale of long-lived assets	224	735	—
Increase in other assets	(728)	(1,550)	(732)
Net cash used in investing activities	(153,744)	(142,127)	(11,308)
Cash flows from financing activities			
Net (repayments of) borrowings under lines of credit and revolving credit facilities	(350)	(1)	1,253
Proceeds from short-term borrowings	—	1,660	—
Payments of short-term borrowings	(16,000)	(6,923)	(280)
Proceeds from issuance of convertible notes, net of issuance costs	169,543	—	—
Payments of long-term debt and capital lease obligations	(490)	(562)	(1,183)
Issuance of long-term debt	—	—	1,154
Proceeds from issuance of common stock, net of issuance costs	9,106	225,900	1,683
Net cash provided by financing activities	161,809	220,074	2,627
Elimination of net cash activities on pooling of interest transactions	(1,119)	14	(63)
Effects of exchange rate changes on cash and cash equivalents	(1,028)	(149)	326

	Year Ended September 30,		
	2001	2000	1999
		(In thousands)	
Net increase (decrease) in cash and cash equivalents	26,603	66,605	(3,234)
Cash and cash equivalents, beginning of year	133,636	67,031	70,265
Cash and cash equivalents, end of year	$ 160,239	$ 133,636	$ 67,031
Supplemental disclosure of cash flow information			
Cash paid during the year for interest	$ 193	$ 1,432	$ 1,166
Cash paid during the year for income taxes, net of refunds	$ 5,876	$ 10,450	$ 1,085
Supplemental disclosure of noncash financing and investing activities			
Accretion and dividends on preferred stock	$ 90	$ 120	$ 774

The Company utilized available funds, issued common stock and issued notes in connection with certain business combinations during the years ended September 30, 2001, 2000 and 1999. The fair values of the assets and liabilities of the acquired companies are presented as follows:

	2001	2000	1999
Assets acquired	$ 11,682	$ 14,166	$ 30,218
Liabilities assumed	(9,585)	(17,364)	(8,414)
Net assets acquired (liabilities assumed)	$ 2,097	$ (3,198)	$ 21,804
The acquisitions were funded as follows:			
Cash consideration	$ 33,274	$ 27,300	$ 10,447
Common stock	23,363	15,027	22,473
Notes issued to sellers	16,906	16,000	—
Transaction costs	1,665	2,874	1,891
Cash received	(1,797)	(5,775)	(7,862)
	$ 73,411	$ 55,426	$ 26,949

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of the Business

Brooks Automation, Inc. ("Brooks" or the "Company") is a leading supplier of integrated tool automation, factory interface and factory automation solutions for the global semiconductor and related industries such as the data storage and flat panel display manufacturing industries. The Company's product revenues include sales of hardware and software products. The Company's service revenues are primarily comprised of tool control application consulting services, software customization and spare parts sales.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

On July 12, 2001, the Company acquired Progressive Technologies, Inc. ("PTI") in a transaction accounted for as a pooling of interests initiated prior to June 30, 2001. Accordingly, the Company's consolidated financial statements and notes thereto have been restated to include the financial position and results of operations of PTI for all periods prior to the acquisition. Prior to its acquisition by the Company, PTI's fiscal year-end was December 31. Accordingly, the Company's consolidated balance sheet as of September 30, 2000, includes PTI's balance sheet as of December 31, 2000, and the Company's consolidated statements of operations for the years ended September 30, 2000 and 1999 include PTI's results of operations for the years ended December 31, 2000 and 1999, respectively. As a result of conforming dissimilar year-ends, PTI's results of operations for the three months ended December 31, 2000, are included in both of the Company's fiscal years 2001 and 2000. An amount equal to PTI's net income for the three months ended December 31, 2000 was eliminated from consolidated accumulated deficit for the year ended September 30, 2001. PTI's revenues, net income and net income attributable to common shareholders for that quarter were $3.8 million, $536,000 and $506,000, respectively.

On June 26, 2001, the Company completed the purchase of KLA-Tencor, Inc.'s e-Diagnostics product business ("e-Diagnostics"). The e-Diagnostics programs enable service and support teams to remotely access their tools in customer fabs in real-time to diagnose and resolve problems. On June 25, 2001, the Company acquired CCS Technology, Inc. ("CCST"), a supplier of 300mm automation test and certification software located in Williston, Vermont. On May 15, 2001, the Company acquired SimCon N.V. ("SimCon"), a value-added reseller for the Company's simulation, scheduling, production analysis and dispatching software headquartered in Belgium. On February 16, 2001, the Company acquired SEMY Engineering, Inc. ("SEMY"), a provider of advanced process and equipment control systems for the semiconductor industry located in Phoenix, Arizona. On December 13, 2000, the Company acquired substantially all of the assets of a scheduling and simulation software and service distributor in Japan. These transactions were recorded using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). Accordingly, the Company's Consolidated Statements of Operations and of Cash Flows for the year ended September 30, 2001 include the results of these acquired entities for the periods subsequent to their respective acquisitions.

On May 5, 2000, the Company completed the acquisition of Irvine Optical Company LLC ("Irvine Optical") in a transaction accounted for as a pooling of interests. Accordingly, the results of operations and financial position of Irvine Optical are included in the Company's consolidated results for all periods presented. Prior to its acquisition by the Company, Irvine Optical's fiscal year-end was December 31. As a result of conforming dissimilar year-ends, Irvine Optical's results of operations for the three months ended December 31, 1999, are included in both of the Company's fiscal years 2000 and 1999. An amount equal to Irvine Optical's net income for the three months ended December 31, 1999, was eliminated from consolidated accumulated deficit for the year ended September 30, 2000. Irvine Optical's revenues and net income for that quarter were $4.1 million and $0.1 million, respectively.

The Company completed two acquisitions during fiscal year 2000 which were accounted for using the purchase method of accounting in accordance with APB 16: MiTeX Solutions ("MiTeX") on June 23, 2000 and Auto-Soft Corporation ("ASC") and AutoSimulations, Inc. ("ASI") on January 6, 2000. The Company's Consolidated Statements of Operations and of Cash Flows include the results of these entities for the periods subsequent to their respective acquisitions.

On August 31, 1999, the Company completed the acquisition of Smart Machines Inc. ("Smart Machines"). The acquisition was accounted for as a pooling of interests. Accordingly, the results of operations and financial position of Smart Machines are included in the Company's consolidated results for all periods presented.

The Company completed three acquisitions during the year ended September 30, 1999, which were accounted for using the purchase method of accounting in accordance with APB 16: the Infab Division ("Infab") of Jenoptik AG on September 30, 1999; Domain Manufacturing Corporation ("Domain") on June 30, 1999 and Hanyon Technology, Inc. ("Hanyon") on April 21, 1999. Accordingly, the Company's Consolidated Statements of Operations and of Cash Flows include the results of these acquired entities for all periods subsequent to their respective acquisitions.

In June 1999, the Company formed a joint venture in Korea. This joint venture is 70% owned by the Company and 30% owned by third parties unaffiliated with the Company. The Company consolidates fully the financial position and results of operations of the joint venture and accounts for the minority interests in the consolidated financial statements.

Certain amounts in previously issued financial statements have been reclassified to conform to current presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenues and costs under long-term contracts, collectibility of accounts receivable, obsolescence of inventory, recoverability of depreciable assets, intangibles and deferred tax assets and the adequacy of acquisition-related and restructuring reserves. Although the Company regularly assesses these estimates, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Foreign Currency Translation

For non-U.S. subsidiaries, which operate in a local currency environment, assets and liabilities are translated at period-end exchange rates, and income statement items are translated at the average exchange rates for the period. The local currency for all foreign subsidiaries is considered to be the functional currency and accordingly, translation adjustments are reported in "Accumulated other comprehensive income (loss)." To date, foreign currency translation adjustments are the only component added to the Company's net income (loss) in the calculation of comprehensive net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities to the Company of three months or less. At both September 30, 2001 and 2000, all cash equivalents were classified as available-for-sale and held at amortized cost, which approximates fair value.

Marketable Securities

The Company invests its excess cash in marketable debt securities and records them as available-for-sale. The Company records these securities at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). For all periods presented, unrealized gains and losses are immaterial. Marketable securities reported as current assets represent investments that mature within one year. Long-term marketable securities represent investments with maturity dates greater than one year from the balance sheet date. At the time that the maturity dates of these investments become one year or less, the values will be reclassified to current assets. At September 30, 2001, the Company's marketable securities were comprised entirely of corporate debt securities aggregating $169.5 million, with maturities to the Company not exceeding three years. At September 30, 2000, the Company's marketable securities were comprised of U.S. Government securities aggregating $53.3 million and corporate debt securities aggregating $49.7 million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables and temporary and long-term cash investments in treasury bills, certificates of deposit and commercial paper. The Company restricts its investments to repurchase agreements with major banks, U.S. government and corporate securities, and mutual funds that invest in U.S. government securities, which are subject to minimal credit and market risk. The Company's customers are concentrated in the semiconductor industry, and relatively few customers account for a significant portion of the Company's revenues. The Company regularly monitors the creditworthiness of its customers and believes that it has adequately provided for exposure to potential credit losses.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method. The Company provides inventory reserves for excess, obsolete or damaged inventory based on changes in customer demand, technology and other economic factors.

While the Company often uses sole source suppliers for certain key components and common assemblies to achieve quality control and the benefits of economies of scale, the Company believes that these parts and materials are readily available from other supply sources.

Fixed Assets

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Depreciable lives are summarized below:

Buildings	20 - 40 years
Computer equipment and software	2 - 6 years
Machinery and equipment	2 - 10 years
Furniture and fixtures	3 - 10 years

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Leasehold improvements and equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases. Equipment used for demonstrations to customers is included in machinery and equipment and is depreciated over its estimated useful life. Repair and maintenance costs are expensed as incurred.

The Company periodically evaluates the recoverability of long-lived assets, including intangibles, whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Intangible Assets

Patents include capitalized direct costs associated with obtaining patents as well as assets that were acquired as a part of purchase business combinations. Capitalized patent costs are amortized using the straight-line method over the shorter of seven years or the estimated economic life of the patents. The fair values of acquired patents are amortized over three to five years using the straight-line method. As of September 30, 2001 and 2000, the net book values of the Company's patents were $2.2 million and $4.1 million, respectively.

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Software development costs are expensed prior to establishing technological feasibility and capitalized thereafter until the product is available for general release to customers. Capitalized software development costs are amortized to cost of sales on a product-by-product basis over the estimated lives of the related products, typically three years. As of September 30, 2001, the Company's capitalized software costs had been fully amortized and written off. As of September 30, 2000, the net book value of the Company's capitalized software costs were $0.6 million.

Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets of businesses the Company has acquired and has accounted for under the purchase method in accordance with APB 16. As of September 30, 2001 and 2000, the net book values of goodwill were $60.1 million and $43.4 million, respectively.

The net book values of goodwill based on useful life are as follows (in thousands):

	September 30,	
	2001	2000
Three years	$54,803	$36,585
Five years	3,187	4,484
Fifteen years	2,138	2,354
	$60,128	$43,423

Amortization expense for all intangible assets was $31.6 million, $19.6 million and $1.4 million for the years ended September 30, 2001, 2000 and 1999, respectively.

The amortizable lives of intangible assets, including those identified as a result of purchase accounting, are summarized as follows:

Patents	3 - 7 years
Completed technology	4 - 5 years
License agreements	5 years
Trademarks and trade names	2 - 5 years
Non-competition agreements	3 - 5 years
Assembled workforces	3 - 4 years
Customer relationships	4 years
Goodwill	3 - 15 years

Revenue Recognition

The Company has adopted the recommendations of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," ("SAB 101") effective October 1, 2000. The adoption of SAB 101 did not have any impact on the Company's results of operations or financial position.

Revenue from product sales are recorded upon transfer of title and risk of loss to the customer provided there is evidence of an arrangement, fees are fixed or determinable, no significant obligations remain, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. Customer acceptance provisions include final testing and acceptance carried out prior to shipment. These pre-shipment testing and acceptance procedures ensure that the product meets the published specification requirements before the product is shipped. Shipping terms are customarily FOB shipping point. Revenue from software licenses is recorded provided there is evidence of an arrangement, fees are fixed or determinable, no significant obligations remain, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. Costs incurred for shipping and handling are included in cost of sales. A provision for product warranty costs is recorded to estimate costs associated with such warranty liabilities. In the event significant post-shipment obligations or uncertainties remain, revenue is deferred and recognized when such obligations are fulfilled by the Company or the uncertainties are resolved.

The Company enters into two types of significant multi-element arrangements; tailored software arrangements, described below, and software sales with post-contract support. Revenue for the undelivered support on multi-element software sales with post-contract support is deferred based on vendor specific objective evidence of the value of the support.

Revenue from services is recognized as the services are rendered. Revenue from fixed fee tailored software consulting contracts and long-term contracts are recognized using the percentage-of-completion method of contract accounting based on the ratio that costs incurred to date bear to estimated total costs at completion. Revisions in revenue and cost estimates are recorded in the periods in which the facts that require such revisions become known. Losses, if any, are provided for in the period in which such losses are first identified by management. For tailored software contracts, the Company provides significant consulting services to tailor the software to the customer's environment. The Company utilizes the percentage-of-completion method due to the significance of the service effort. If the development is uncertain or experimental in nature, completed contract accounting is applied. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. For maintenance contracts, service revenue is recognized ratably over the term of the maintenance contract. Deferred revenue primarily relates to those services and maintenance arrangements.

In transactions that include multiple products and/or services, the Company allocates the sales value among each of the deliverables based on their relative fair values.

Stock-Based Compensation

The Company's employee stock compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant. The Company elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") for fixed stock-based awards to employees. All non-employee stock-based awards are accounted for in accordance with FAS 123.

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards.

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares and dilutive common equivalent shares assumed outstanding during the period. Shares used to compute diluted earnings per share exclude common share equivalents if their inclusion would have an anti-dilutive effect.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, investments in long- and short-term debt securities, accounts receivable, accounts payable, accrued expenses and long- and short-term debt. The carrying amounts reported in the balance sheets approximate their fair values at both September 30, 2001 and 2000.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 supercedes FASB Statement No. 121 ("FAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." FAS 144 applies to all long-lived assets and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management is currently evaluating the effect, if any, FAS 144 will have on its financial position and results of operations.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("FAS 141"), "Business Combinations" and No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. FAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. FAS 142 requires that goodwill and identifiable intangible assets determined to have an indefinite life no longer be amortized, but instead be tested for impairment at least annually. The Company is required to adopt FAS 142 in the fiscal year beginning October 1, 2002, at which time amortization of goodwill on purchase transactions prior to July 1, 2001 will cease. The application of the separate recognition criteria for intangible assets and the cessation of amortization of goodwill and result in goodwill of approximately $67 million at September 30, 2001 being subject to an annual impairment test, unless interim indicators indicate a need for an interim test, and a resulting reduction of goodwill amortization expense of approximately $32 million, $22 million and $11 million in fiscal 2002, 2003 and 2004, respectively.

3. Business Acquisitions

Pooling of Interests Transactions

PTI

On July 12, 2001, the Brooks acquired PTI in a transaction accounted for as a pooling of interests initiated prior to June 30, 2001 in exchange for 715,004 shares of the Company's common stock. The acquisition has been accounted for as a pooling of interests. PTI is engaged in the development, production and distribution of air-flow regulation systems for clean room and process equipment in the semiconductor industry.

The accompanying consolidated financial statements and notes thereto have been restated to include the financial position and results of operations for PTI for all periods prior to the acquisition. As a result of conforming dissimilar year-ends, PTI's results of operations for the three months ended December 31, 2000, are included in both of the Company's fiscal years 2001 and 2000. Accordingly, an amount equal to PTI's net income for the three months ended December 31, 2000, was eliminated from consolidated retained earnings for the year ended September 30, 2001. PTI's revenues, net income and net income attributable to common stockholders for that quarter were $3.8 million, $536,000 and $506,000, respectively.

Irvine Optical

On May 5, 2000, the Company acquired Irvine Optical in exchange for 309,013 shares of Brooks common stock. The acquisition was accounted for as a pooling of interests. Irvine Optical is engaged principally in the design, engineering and manufacturing of wafer handling and inspection equipment for sale primarily to the semiconductor industry. In connection with this acquisition, the Company incurred $0.6 million of costs, consisting primarily of transaction costs to effect the acquisition.

The accompanying consolidated financial statements and notes thereto have been restated to include the financial position and results of operations for Irvine Optical for all periods prior to the acquisition. As a result of conforming dissimilar year-ends, Irvine Optical's results of operations for the three months ended December 31, 1999, are included in both of the Company's fiscal years 2000 and 1999. Accordingly, an amount equal to Irvine Optical's net income for the three months ended December 31, 1999, was eliminated from consolidated retained earnings for the year ended September 30, 2000. Irvine Optical's revenues and net income for that quarter were $4.1 million and $0.1 million, respectively.

The results of operations previously reported by the separate companies prior to their respective acquisitions and the combined amounts presented in the accompanying Consolidated Statements of Operations are as follows (in thousands):

	Nine Months Ended June 30, 2001	Six Months Ended March 31, 2000	Year Ended September 30,	
	(Unaudited)	(Unaudited)	2000	1999
Revenues				
Brooks Automation, Inc.	$310,085	$123,290	$310,436	$103,906
Irvine Optical LLC	—	10,663	10,663	11,049
Progressive Technologies, Inc.	10,107	7,222	16,085	8,002
	$320,192	$141,175	$337,184	$122,957
Net income (loss)				
Brooks Automation, Inc.	$ 2,580	$ 4,317	$ 12,193	$ (7,884)
Irvine Optical LLC	—	560	560	(1,958)
Progressive Technologies, Inc.	861	984	2,356	308
	$ 3,441	$ 5,861	$ 15,109	$ (9,534)

Smart Machines

On August 31, 1999, the Company acquired Smart Machines and issued 496,640 shares of common stock in exchange for all of the outstanding common and preferred shares of Smart Machines. The transaction was accounted for as a pooling of interests. Smart Machines is located in San Jose, California, and manufactures direct drive Selectively Compliant Assembly Robot Arm ("SCARA") atmospheric and vacuum robots. In connection with this acquisition, the Company incurred $1.2 million of costs, consisting primarily of transaction costs to affect the acquisition. As a result of conforming dissimilar year-ends, Smart Machines' results of operations for the three months ended December 31, 1998, are included in both of the Company's fiscal years 1999 and 1998. Accordingly, an amount equal to Smart Machines' net loss applicable to common stockholders for the three months ended December 31, 1998, was eliminated from supplementary consolidated retained earnings for the year ended September 30, 1999. Smart Machines' revenues, net loss and net loss applicable to common stockholders for that quarter were $0.2 million, $1.4 million and $1.6 million, respectively.

Purchase Transactions

e-Diagnostics

On June 26, 2001, the Company completed the purchase of KLA-Tencor's e-Diagnostics product business. The e-Diagnostics programs enable service and support teams to remotely access their tools in customer fabs in real-time to diagnose and resolve problems. The acquisition was recorded using the purchase method of accounting in accordance with APB 16. In consideration, the Company issued 331,153 shares of Brooks common stock with a market value of $16.0 million at the time of issuance, and issued a $17.0 million one-year, interest-free note payable to the selling stockholders. The note is payable in cash or common stock, or any combination thereof, at the Company's discretion. In addition, the Company issued 50,000 shares of its common stock, with certain trading restrictions, to employees of the acquired business. These shares had a market value of $2.2 million at the time of issuance. There is also purchase consideration of up to $8.0 million in the aggregate over the next three years, contingent upon meeting certain performance objectives. The contingent consideration will be recorded as an addition to the purchase price at the time it becomes probable that a payment will be required and the amount can be reasonably estimated. In addition, there is also the potential for royalty payments by the Company to KLA-Tencor over the next four years, contingent upon meeting certain revenue levels. The royalties will be recorded as costs of sales as earned. The contingent consideration and royalties are payable in cash or Brooks common stock, or any combination thereof, at the Company's discretion. At September 30, 2001, no amounts had been paid or were due under the royalty or contingent consideration arrangements.

A portion of the excess of purchase price over fair value of net assets acquired was allocated to certain identifiable intangible assets. The balance of the excess was recorded as goodwill. The allocation of the $34.1 million of excess purchase price over the fair value of net tangible assets acquired to specific intangible assets and their estimated useful lives is as follows (dollars in thousands):

	Allocation	Estimated Useful Life
Completed technology	$ 7,890	5 years
Assembled workforces	1,130	4 years
Goodwill	25,118	3 years
	$34,138	

The intangible assets are being amortized using the straight-line method. Pro forma results of operations are not presented as the amounts are not material compared to the Company's historical results.

CCST

On June 25, 2001, the Company acquired CCST, a supplier of 300mm automation test and certification software located in Williston, Vermont. The acquisition was recorded using the purchase method of accounting in accordance with APB 16. In consideration, the Company paid $1.2 million of cash and issued 78,475 shares of Brooks common stock with a market value of $4.0 million at the time of issuance.

A portion of the excess of purchase price over fair value of net liabilities assumed was allocated to certain identifiable intangible assets. The balance of the excess was recorded as goodwill. The allocation of the $7.4 million of excess purchase price over the fair value of net liabilities assumed to specific intangible assets and their estimated useful lives is as follows (dollars in thousands):

	Allocation	Estimated Useful Life
Completed technology	$4,580	4 years
Trademarks and trade names	60	2 years
Assembled workforces	480	4 years
Goodwill	2,235	3 years
	$7,355	

The intangible assets are being amortized using the straight-line method. Pro forma results of operations are not presented as the amounts are not material compared to the Company's historical results.

SimCon

On May 15, 2001, Brooks acquired SimCon, a privately-held value-added reseller for the Company's simulation, scheduling, production analysis and dispatching software, headquartered in Belgium. The acquisition was recorded using the purchase method of accounting in accordance with APB 16. In consideration, the Company paid $1.1 million of cash, issued 13,741 shares of Brooks common stock with a market value of

$750,000 at the time of issuance and provided for additional purchase consideration of up to $900,000 in the aggregate through September 2002, contingent upon meeting certain performance objectives. The contingent consideration will be recorded as an addition to purchase price at the time it becomes probable that a payment will be required and the amount can be reasonably estimated. In addition, the Company issued an interest-free note payable to the selling stockholders for shares of Brooks common stock with a market value of $750,000, due one year from the transaction closing date. The Company has discounted and recorded the note payable at 4.75%, to $714,375, for accounting purposes and is amortizing the resulting discount to interest expense through the note's maturity date. The number of shares to be issued will be based upon the market value of the Company's common stock at the time of maturity. The excess of purchase price over net tangible assets acquired of $2.1 million has been recorded as goodwill and will be amortized over three years using the straight-line method. Pro forma results of operations are not presented for the SimCon acquisition as the amounts are not material compared to the Company's historical results. At September 30, 2001 there were no amounts earned or due under contingent consideration.

SEMY

On February 16, 2001, the Company acquired SEMY, a wholly owned subsidiary of Semitool, Inc. SEMY, located in Phoenix, Arizona, is a provider of advanced process and equipment control systems for the semiconductor industry. In consideration, the Company paid $36.0 million cash and issued 73,243 shares of Brooks common stock with a market value of $2.7 million at the time of issuance. The transaction was recorded using the purchase method of accounting in accordance with APB 16.

A portion of the excess of purchase price over fair value of net assets acquired was allocated to certain identifiable intangible assets. The balance of the excess was recorded as goodwill. The allocation of the $33.6 million of excess purchase price over the fair value of net assets acquired to specific intangible assets and their estimated useful lives is as follows (dollars in thousands):

	Allocation	Estimated Useful Life
Patents	$ 300	5 years
Completed technology	14,600	5 years
Trademarks and trade names	700	5 years
Non-competition agreements	1,100	3 years
Assembled workforces	3,100	4 years
Goodwill	13,808	3 years
	$33,608	

The assets are being amortized using the straight-line method.

ASI-Japan

On December 13, 2000, the Company acquired substantially all of the assets of the business unit which acts as a distributor for ASI's software products ("ASI-Japan"), from Daifuku Co., Ltd. of Japan ("Daifuku"). The ASI-Japan business unit provides direct sales and support for ASI's integrated factory automation solutions to simulation and scheduling customers in Japan. In consideration, the Company paid $1.1 million cash. The transaction was recorded using the purchase method of accounting in accordance with APB 16. The estimate of the excess of purchase price over net assets acquired of $1.1 million was recorded as goodwill and is being amortized over three years using the straight-line method. Pro forma results of operations are not presented for the ASI-Japan acquisition as the amounts are immaterial compared to the Company's historical results.

MiTeX

On June 23, 2000, the Company acquired substantially all of the assets of MiTeX. MiTeX, located in Canton, Michigan, provides run-to-run controller technology. In consideration, the Company paid $300,000 cash, 5,486 shares of Brooks common stock with a market value of $0.3 million at the time of issuance and the potential for an additional amount ("royalties") of up to $5.0 million in the aggregate over the next five years. The royalties are calculated at the end of each fiscal year based on net revenue and gross margin performance of the MiTeX business unit. These royalties will be recorded to Cost of product revenues in the year that the costs are incurred. Amounts recorded to Cost of product revenues in the years ended September 30, 2001 and 2000 were immaterial. The acquisition was accounted for using the purchase method of accounting in accordance with APB 16.

ASC/ASI

On January 6, 2000, the Company completed the acquisition of the businesses of ASC and ASI from Daifuku America. ASC is a material handling software and systems integration company focusing on manufacturing and distribution of logistic systems for the semiconductor industry. ASI develops, markets and sells robotic and material handling simulation, scheduling and real time dispatching software for the semiconductor industry. At closing, the Company paid $27.0 million in cash, issued 535,404 shares of Brooks common stock with a value of $14.7 million and issued a $16.0 million promissory note payable in one year, bearing interest at a rate of 4.0% per annum. The note was discharged on January 5, 2001. The acquisition was accounted for using the purchase method of accounting in accordance with APB 16.

The excess of purchase price over the fair value of net liabilities assumed and identifiable intangible assets was recorded based upon analyses of their fair values by an independent appraiser. The balance of the excess was recorded as goodwill. In January 2001, the Company received $0.9 million of cash from the selling stockholders as settlement for the shortfall in the net asset values acquired. The Company recorded the cash receipt with a corresponding reduction to acquired intangible assets.

Infab

On September 30, 1999, the Company acquired certain assets of Infab in exchange for 868,572 shares of Brooks common stock in a purchase transaction. Infab is a worldwide supplier of advanced factory automation systems headquartered in Germany. The assets purchased principally included fixed assets, inventory, receivables, patents and intellectual property.

As part of the preliminary purchase price allocation recorded at September 30, 1999, the Company had established an accrual of $2.7 million related primarily to severance costs and costs to exit certain duplicate facilities. During the year ended September 30, 2000, review of these accruals determined that the accruals were not required due to changed conditions and circumstances subsequent to the preliminary purchase price allocation. Accordingly, these accruals were reversed and recorded as a purchase accounting adjustment to decrease goodwill. Additionally, during the year ended September 30, 2000, the Company finalized its evaluation of the fair value of assets acquired and liabilities assumed. This evaluation resulted in a reduction to the value of net tangible assets acquired of $7.1 million, primarily related to inventories and accounts receivable, and resulting in an increase to goodwill for the same amount. As settlement of this shortfall during fiscal 2001, the Company received $5.1 million of cash from the sellers and recorded a corresponding reduction to acquired intangible assets. In addition, the Company adjusted goodwill by $1.1 million in the year ended September 30, 2001 in relation to 45,714 shares of its common stock which had been held in escrow pending the post-closing review of the assets purchased.

The following pro forma results of operations have been prepared as though the acquisitions of SEMY and of ASC and ASI had occurred as of the beginning of the fiscal year in which the respective acquisitions occurred. Pro forma results of the other companies acquired during the years ended September 30, 2001 and 2000 were not material compared to the Company's historical results. This pro forma financial information does not purport to be indicative of the results of operations that would have been attained had the acquisitions been made as of the beginning of the periods presented or of results of operations that may occur in the future (in thousands, except per share data):

	Year Ended September 30,	
	2001	2000
	(Unaudited)	
Revenues	$389,637	$362,474
Net income (loss)	$(31,321)	$ 5,181
Net income (loss) attributable to common stockholders	$(31,411)	$ 5,061
Net income (loss) per share attributable to common stockholders	$ (1.74)	$ 0.28

4. Earnings (Loss) Per Share

Below is a reconciliation of earnings (loss) per share and weighted average common shares outstanding for purposes of calculating basic and diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended September 30,		
	2001	2000	1999
Basic earnings (loss) per share:			
Net income (loss)	$(29,660)	$15,109	$ (9,534)
Accretion and dividends on preferred stock	(90)	(120)	(774)
Net income (loss) attributable to common stockholders	$(29,750)	$14,989	$(10,308)
Weighted average common shares outstanding	18,015	15,661	11,542
Basic earnings (loss) per share attributable to common stockholders	$ (1.65)	$ 0.96	$ (0.89)
Diluted earnings (loss) per share:			
Net income (loss) used to compute diluted earnings (loss) per share	$(29,750)	$15,109	$(10,308)
Weighted average common shares outstanding	18,015	15,661	11,542
Dilutive stock options, warrants and preferred stock conversions	—	1,531	—
Weighted average common shares outstanding for purposes of computing diluted earnings (loss) per share	18,015	17,192	11,542
Diluted earnings (loss) per share	$ (1.65)	$ 0.88	$ (0.89)

Options to purchase and assumed conversions totaling approximately 3,921,000 shares of common stock were excluded from the computation of diluted loss per share attributable to common stockholders for the year ended September 30, 2001, as their effect would be anti-dilutive. Options and warrants to purchase approximately 291,000 shares of common stock were excluded from the computation of diluted earnings per share attributable to common stockholders for the year ended September 30, 2000, as their effect would be anti-dilutive. Options and warrants to purchase approximately 887,000 shares of common stock and 300,000 shares of preferred stock were excluded from the computation of diluted loss per share attributable to common stockholders for the year ended September 30, 1999, as their effect would be anti-dilutive. However, these options, warrants and conversions could become dilutive in future periods.

5. Income Taxes

The components of the income tax provision (benefit) are as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
Current:			
Federal	$ —	$ 9,685	$ 397
State	343	1,237	82
Foreign	7,268	7,737	1,664
	7,611	18,659	2,143
Deferred:			
Federal	(11,916)	(5,206)	(2,403)
State	(2,134)	55	(429)
Foreign	—	101	(185)
	(14,050)	(5,050)	(3,017)
	$ (6,439)	$13,609	$ (874)

The components of income (loss) before income taxes, but including minority interests, are as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
Domestic	$(47,342)	$21,930	$(12,601)
Foreign	10,819	6,514	2,153
	$(36,523)	$28,444	$(10,448)

The significant components of the net deferred tax asset are as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
Reserves not currently deductible	$35,770	$20,624	$ 7,417
Federal and state tax credits	11,721	8,203	5,195
Capitalized research and development	1,340	1,895	2,894
Net operating loss carryforwards	5,314	6,407	6,525
Deferred tax asset	54,145	37,129	22,031
Depreciation and amortization	5,780	5,088	174
Other	1,189	119	—
Deferred tax liability	6,969	5,207	174
Valuation reserve	8,257	5,548	11,297
Net deferred tax asset	$38,919	$26,374	$10,560

Reserves not currently deductible consist primarily of temporary differences related to amortization of goodwill and other intangibles, accrued expenses, depreciation, allowances for doubtful accounts and inventory reserves.

The differences between the income tax provision (benefit) and income taxes computed using the applicable U.S. statutory federal tax rate are as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
Income tax provision (benefit) computed at federal statutory rate	$(12,783)	$ 9,955	$(3,658)
State income taxes, net of federal taxes (benefit)	(1,164)	813	(245)
Research and development tax credits	(1,700)	(1,085)	(544)
Foreign sales corporation tax benefit	(205)	(582)	(36)
Foreign income taxed at different rates	1,910	1,157	(81)
Nondeductible transaction expenses	1,004	379	371
Change in deferred tax asset valuation allowance	2,708	(553)	1,616
Permanent differences	86	307	7
Elimination of Acquisition Corporation's provision	—	—	893
Nondeductible amortization of goodwill	5,057	3,751	—
Foreign tax credit carryforwards	(2,708)	(2,754)	—
Withholding taxes	1,207	2,125	—
Other	149	96	803
	$ (6,439)	$13,609	$ (874)

The Company does not provide for U.S. income taxes applicable to undistributed earnings of its foreign subsidiaries since these earnings are indefinitely reinvested. A valuation allowance has been established for certain of the future domestic income tax benefits primarily related to Research and Development and Foreign Tax Credits based on management's assessment that it is more likely than not that such benefits will not be realized.

As of September 30, 2001, the Company had federal and state net operating loss carryforwards of approximately $18.5 million and federal and state research and development tax credit carryforwards of approximately $7.6 million and foreign tax credit carryforwards of approximately $4.1 million available to reduce future tax liabilities, which expire at various dates through 2021. The ultimate realization of the remaining loss carryforwards is dependent upon the generation of sufficient taxable income in respective jurisdictions. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

6. Financing Arrangements

On May 23, 2001, the Company completed the private placement of $175.0 million aggregate principal amount of 4.75% Convertible Subordinated Notes due in 2008. The amount sold includes $25.0 million principal amount of notes purchased by the initial purchaser upon exercise in full of their thirty day option to purchase additional notes. The Company received net proceeds of $169.5 million from the sale. Interest on the notes will be paid on June 1 and December 1 of each year, with the first interest payment due on December 1, 2001. The notes will mature on June 1, 2008. The Company may redeem the notes at a premium of 14.2% on or after June 6, 2004, or earlier if the price of the Company's common stock reaches certain prices. Holders may require the Company to repurchase the notes upon a change in control of the Company in certain circumstances. The notes are convertible at any time prior to maturity, at the option of the holders, into shares of the Company's common stock, at a conversion price of $70.23 per share, subject to certain adjustments. The notes are subordinated to the Company's senior indebtedness and structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

The Company has a $10.0 million uncommitted demand promissory note credit facility with ABN AMRO on May 2, 2000. The facility is payable on demand or on December 31, 2001, whichever occurs first. ABN AMRO is not obligated to extend loans or issue letters of credit under this facility. The interest rates for borrowings and letters of credit under the facility are expressed in relation to LIBOR and a margin of 1.75%, or at 0.75% above ABN AMRO's base rate. Approximately $1.1 million in face amount of letters of credit outstanding under the original facility were transferred to the replacement facility. At September 30, 2001, $1.2 million of the facility was in use, all of it for letters of credit.

In connection with the acquisition of the e-Diagnostics product line business, the Company issued a $17.0 million one-year note payable to the selling stockholders. The note becomes due on June 25, 2002 and is payable in cash or common stock, or any combination thereof, at the Company's discretion. The Company has discounted the note payable using an imputed interest rate of 4.75%, to $16.2 million, for accounting purposes, and is amortizing the resulting discount to interest expense through the note's maturity date.

In connection with the acquisition of SimCon, the Company issued a note payable to the selling stockholders for $750,000, payable in one year. The note becomes due on May 14, 2002 and is payable in common stock. The Company has discounted the note payable using an imputed interest rate of 4.75%, to $714,375, for accounting purposes and is amortizing the resulting discount to interest expense through the notes maturity date.

In connection with the acquisition of ASC and ASI, the Company issued a promissory note to Daifuku America in the amount of $16.0 million, bearing interest at 4.0% per annum. The interest on the note was paid quarterly and the note was repaid on January 5, 2001.

Debt consists of the following (in thousands):

	September 30,	
	2001	2000
Convertible subordinated notes at 4.75%, due on June 1, 2008	$175,000	$ —
Notes payable	17,122	16,000
Revolving line of credit	—	350
Credit facility for working capital borrowings at 8.92% per annum, collateralized by assets	325	775
Capital lease obligations at rates of 5.0% to 21.0% per annum, collateralized by certain fixed assets, expired November 2000	—	26
Other	98	55
	192,545	17,206
Less current portion	17,514	16,874
Long-term debt	$175,031	$ 332

At September 30, 2001, the Company had working capital loans of $0.3 million outstanding, maturing through April 2002. In November 1998, Smart Machines entered into a loan and security agreement with a leasing company. The agreement allowed for working capital borrowings of up to $2.0 million and equipment loans of up to $0.5 million. The ability to borrow against this facility expired on December 31, 1999. The loans are payable in monthly installments of principal and interest, with a 10.0% principal payback due at the time of the final payment. Annual principal payments due under these notes are $0.3 million in the year ended September 30, 2002 after which the loans will be paid in full. All borrowings are collateralized by Smart Machines' assets.

7. Postretirement Benefits

The Company sponsors defined contribution plans that meet the requirements of Section 401(k) of the Internal Revenue Code. All United States employees of the Company who meet minimum age and service requirements are eligible to participate in the plan. The plan allows employees to invest, on a pre-tax basis, a percentage of their annual salary subject to statutory limitations.

The Company's contribution expense for worldwide defined contribution plans was $2.2 million, $1.1 million and $0.2 million in the years ended September 30, 2001, 2000 and 1999, respectively.

8. Stockholders' Equity and Convertible Redeemable Preferred Stock

Preferred Stock

At September 30, 2001 and 2000, there were one million shares of preferred stock, $0.01 par value per share authorized; however, none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors without stockholder approval with such designations, rights and preferences as the Board of Directors may determine.

Restricted Common Stock

In connection with the acquisition of PTI by the Company, the Company acquired 9,208 shares of PTI restricted common stock. The PTI restricted common stock was nonvoting and was convertible into PTI common stock, and was subsequently converted into Brooks common stock upon its acquisition by the Company.

Convertible Redeemable Preferred Stock

In connection with the acquisition of PTI, the Company acquired 90,000 shares of PTI Series A Convertible Redeemable Preferred Stock. The conversion ratio was 1:3.48 PTI preferred shares to Brooks common shares. These shares were converted into common shares of the Company upon the acquisition of PTI.

Common Stock Offering

On March 7, 2000, the Company completed a public offering of 3,250,000 shares of its common stock, of which 2,750,000 shares were offered by the Company and 500,000 were offered by selling stockholders. The Company realized proceeds, net of $12.9 million of issuance costs, of $220.5 million on the sale of the initial 2,750,000 shares and the additional 320,500 shares purchased by the underwriters from the Company on March 23, 2000 to cover over-allotments of shares. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

Warrants

Prior to its acquisition by the Company, PTI had issued warrants to purchase 10,000 shares of PTI common stock at an exercise price of $1.60 per share. These warrants were excercised for shares of PTI common stock on July 12, 2001 immediately prior to the acquisition of PTI by the Company. These shares were then exchanged for approximately 31,000 shares of the Company's common stock in connection with the acquisition. At September 30, 2001, there were no warrants outstanding.

In connection with debt it had issued prior to its acquisition by the Company, Smart Machines had issued warrants to purchase 10,000 shares of its Series C preferred stock, 57,182 shares of its Series D preferred stock, 961,234 shares of its Series E stock and 42,658 shares of its common stock. These warrants were converted into warrants to purchase the Company's common stock on August 31, 1999, in conjunction with the acquisition of Smart Machines. The outstanding warrants expired on May 31, 2001. At September 30, 2000, warrants to acquire 84,691 shares of common stock were outstanding, at an exercise price of $25.56 per share.

Rights Distribution

In July 1997, the Board of Directors declared a dividend of one preferred purchase right (a "right") for each share of common stock outstanding on August 12, 1997. Each right entitles the registered holder to purchase from the Company, upon certain triggering events, one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Shares"), par value $0.01 per share, of the Company, at a purchase price of $135.00 per one one-thousandth of a Series A Preferred Share, subject to adjustment. Redemption of the rights could generally discourage a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. The rights will expire on the earlier of July 31, 2007, or the date on which the rights are redeemed. The terms of the rights may generally be amended by the Board of Directors without the consent of the holders of the rights.

9. Stock Plans

2000 Combination Stock Option Plan

The purposes of the 2000 Combination Stock Option Plan (the "2000 Plan"), adopted by the Board of Directors of the Company in February 2000, are to attract and retain employees and to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. Under the 2000 Plan the Company may grant (i) incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended; and (ii) options that are not qualified as incentive stock options ("nonqualified stock options"). All employees of the Company or any affiliate of the Company are eligible to participate in the 2000 Plan. Options under the 2000 Plan generally vest over four years and expire seven years from the date of grant. A total of 1,000,000 shares of common stock were reserved for issuance under the 2000 Plan. Of these shares, options to purchase 644,600 shares are outstanding and 355,400 shares remain available for grant as of September 30, 2001.

1998 Employee Equity Incentive Plan

The purposes of the 1998 Employee Equity Incentive Plan (the "1998 Plan"), adopted by the Board of Directors of the Company in April 1998, are to attract and retain employees and provide an incentive for them to assist the Company in achieving long-range performance goals, and to enable them to participate in the long-term growth of the Company. All employees of the Company, other than its officers and directors, (including contractors, consultants, service providers or others) who are in a position to contribute to the long-term success and growth of the Company, are eligible to participate in the 1998 Plan. A total of 3,550,000 shares of common stock have been reserved for issuance under the 1998 Plan. Of these shares, options on 2,701,782 shares are outstanding and 602,645 shares remain available for grant as of September 30, 2001. Options under the 1998 Plan generally vest over a period of four years and generally expire ten years from the date of grant. In order to align the 1998 Plan with its current practices, in January 2000, the Board of Directors amended the 1998 Plan to eliminate the Company's ability to award nonqualified stock options with exercise prices at less than fair market value.

1995 Employee Stock Purchase Plan

On February 22, 1996, the stockholders approved the 1995 Employee Stock Purchase Plan (the "1995 Plan") which enables eligible employees to purchase shares of the Company's common stock. Under the 1995 Plan, eligible employees may purchase up to an aggregate of 750,000 shares during six-month offering periods commencing on January 1 and July 1 of each year at a price per share of 85% of the lower of the market price per share on the first or last day of each six-month offering period. Participating employees may elect to have up to 10% of base pay withheld and applied toward the purchase of such shares. The rights of participating employees under the 1995 Plan terminate upon voluntary withdrawal from the plan at any time or upon termination of employment. As of September 30, 2001, 296,675 shares of common stock have been purchased under the 1995 Plan and 453,325 remain available for purchase.

1993 Non-Employee Director Stock Option Plan

The purpose of the 1993 Non-Employee Director Stock Option Plan (the "Directors Plan") is to attract and retain the services of experienced and knowledgeable independent directors of the Company for the benefit of the Company and its stockholders and to provide additional incentives for such independent directors to continue to work for the best interests of the Company and its stockholders through continuing ownership of its common stock. Each director who is not an employee of the Company or any of its subsidiaries is eligible to receive options under the Directors Plan. Under the Directors Plan, each eligible director receives an automatic grant of an option to purchase 10,000 shares of common stock upon becoming a director of the Company and an option to purchase 5,000 shares on July 1 each year thereafter. Options granted under the Directors Plan generally vest over a period of five years and generally expire ten years from the date of grant. A total of 190,000 shares of common stock have been reserved for issuance under the Directors Plan. Of these shares, options on 96,000 shares are outstanding and 41,000 shares remain available for grant as of September 30, 2001.

1992 Combination Stock Option Plan

Under the Company's 1992 Stock Option Plan (the "1992 Plan"), the Company may grant both incentive stock options and nonqualified stock options. Incentive stock options may only be granted to persons who are employees of the Company at the time of grant, which may include officers and directors who are also employees. Nonqualified stock options may be granted to persons who are officers, directors or employees of or consultants or advisors to the Company or persons who are in a position to contribute to the long-term success and growth of the Company at the time of grant. Options granted under the 1992 Plan generally vest over a period of four years and generally expire ten years from the date of grant. A total of 1,950,000 shares of common stock have been reserved for issuance under the 1992 Plan. Of these shares, options on 693,288 shares are outstanding and 62,001 shares remain available for grant as of September 30, 2001.

Stock Options Of Acquired Company

In connection with the acquisition of PTI, the Company assumed a stock option plan that was adopted by PTI on October 10, 1991. At acquisition, 32,018 options to purchase PTI common stock were outstanding and converted in 99,470 options to purchase the Company's common stock. The Company does not intend to issue any additional options under the PTI stock option plan.

Stock Option Activity and Pro Forma Information

Aggregate stock option activity for all plans for the years ended September 30, 2001, 2000 and 1999 is as follows:

	Year Ended September 30,					
	2001		2000		1999	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Options outstanding at beginning of year	3,399,313	$27.75	2,057,828	$14.77	1,157,038	$ 7.87
Granted	1,564,893	$31.73	2,094,033	$35.61	1,333,300	$18.29
Exercised	(371,972)	$18.14	(509,010)	$ 8.52	(298,948)	$ 3.77
Canceled	(336,706)	$30.37	(243,538)	$25.73	(133,562)	$14.81
Options outstanding at end of year	4,255,528	$29.85	3,399,313	$27.75	2,057,828	$14.77
Options exercisable at end of year	882,651	$24.95	425,615	$14.00	512,540	$ 6.76
Weighted average fair value of options granted during the period		$23.28		$25.97		$13.06
Options available for future grant	1,061,046					

The following table summarizes information about stock options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 0.5151 - $ 2.2100	91,377	5.95	$ 1.6285	71,957	$ 1.5815
$ 2.2130 - $ 9.6250	190,184	6.78	$ 8.3784	64,245	$ 7.1278
$ 9.8750 - $13.2500	191,400	5.67	$11.8749	139,250	$11.5454
$13.3750 - $23.3750	510,696	7.47	$17.6832	133,458	$18.0106
$23.5351 - $27.2500	338,168	7.25	$26.6704	124,449	$27.0718
$27.5630	870,950	6.26	$27.5630	0	$ 0.0000
$27.7500 - $30.1250	524,289	8.24	$30.0376	96,181	$30.0300
$30.2500 - $39.5000	420,909	7.44	$33.3293	43,267	$30.3667
$39.7500	442,750	6.19	$39.7500	110,686	$39.7500
$39.9600 - $52.1719	430,405	6.74	$43.3071	35,720	$44.7105
$53.7500 - $78.8750	244,100	6.80	$61.0640	63,363	$60.9617
$83.3750	300	5.55	$83.3750	75	$83.3750
$ 0.5151 - $83.3750	4,255,528	6.91	$29.8478	882,651	$24.9477

Pro forma information regarding net income (loss) is required by FAS 123, and has been calculated as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of that Statement. The fair value of each option grant was estimated on the date of grant; the fair value of each employee stock purchase was estimated on the commencement date of each offering period using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended September 30,		
	2001	2000	1999
Risk-free interest rate	3.2% – 5.95%	6.3% – 6.6%	5.5% – 6.3%
Volatility	100%	103%	100%
Expected life (years) — options	4.0	4.0	4.0
Dividend yield	0%	0%	0%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share information):

	Year Ended September 30,		
	2001	2000	1999
Pro forma net income (loss)	$(43,056)	$7,938	$(12,601)
Pro forma net income (loss) per share			
Basic	$ (2.39)	$ 0.51	$ (1.09)
Diluted	$ (2.39)	$ 0.46	$ (1.09)

Because most options vest over several years and additional option grants are expected to be made subsequent to September 30, 2001, the results of applying the fair value method may have a materially different effect on pro forma net income in future years.

10. Acquisition-related and Restructuring Costs and Accruals

The Company recorded $9.3 million of acquisition-related and restructuring charges during the year ended September 30, 2001, comprised of $3.9 million of acquisition-related costs and $5.4 million of restructuring charges. Of the $3.9 million of acquisition-related transaction costs, $2.0 million relates to the Company's pooling with PTI primarily for investment banking fees, legal fees and accounting fees; $1.3 million relates to legal fees and costs to perform due diligence incurred for the initial failed merger attempt with PRI, and $0.6 million relates to costs incurred for the failed acquisition of an unrelated party, primarily related to legal fees and costs incurred in performing due diligence reviews.

On September 5, 2001, the Company's Board of Directors approved a formal plan of restructure in response to the current downturn in the semiconductor industry. To that effect, the Company recorded restructuring charges of $5.4 million in the fourth quarter of the fiscal year. Of this amount, $2.0 million is related to workforce reductions of approximately 140 employees, and is expected to be paid in 2002 and $3.4 million is for the consolidation and strategic focus realignment of several facilities, of which $0.1 million was paid in fiscal 2001, $1.7 million is expected to be paid in fiscal 2002 and $1.6 million is expected to be paid in subsequent years. These measures were largely intended to align the Company's capacity and infrastructure to anticipated customer demand. Workforce charges, consisting principally of severance costs, were recorded based on specific identification of employees to be terminated, along with their job classifications or functions and their locations. The employees terminated were across all functional areas of the business. The charges for the Company's excess facilities were recorded to recognize the lower of the amount of the remaining lease obligations, net of any sublease rentals, or the expected lease settlement costs. These costs have been estimated from the time when the space is expected to be vacated and there are no plans to utilize the facility in the future. Costs incurred prior to vacating the facilities will be charged to operations.

During the year ended September 30, 2000, the Company recorded acquisition-related costs of $0.6 million, primarily for legal, accounting and other costs associated with acquiring Irvine Optical.

During the year ended September 30, 1999, the Company recorded acquisition-related and restructuring charges of $3.1 million, including $1.2 million for legal, accounting and other costs associated with acquiring Smart Machines. In addition, the Company approved and implemented a restructuring program designed to integrate its fiscal 1999 acquisitions. These actions involved 7 employees, all of whom were terminated prior to September 30, 1999, which resulted in a charge of $0.3 million, and the write-off of certain fixed assets prior to September 30, 1999. The Company identified an impairment of its fixed assets related to design and testing equipment. The impairment resulted from the Company's acquisitions of Smart Machines and Infab in fiscal 1999, when the Company solidified its strategic plan to focus its developmental efforts on the technologies of these acquired companies. This decision rendered certain equipment obsolete from a developmental standpoint. As a result the Company recorded a $1.6 million charge to acquisition-related and restructuring charges for the write-off of the net book value of its fixed assets related to the discontinued development efforts. Accordingly, during fiscal 1999, the Company recorded a charge of $1.9 million related to the restructuring program.

Also for the year ended September 30, 1999, as part of the preliminary purchase price allocation recorded at September 30, 1999 associated with the acquisition of Infab, the Company had established an accrual of $2.9 million consisting of $2.0 million for severance costs principally related to former Infab employees, $0.6 million to exit certain duplicate facilities and $0.3 million for other related costs. Brooks secured the services of an outside consultant to assist in quantifying employee related costs associated with the business reorganization and to give consideration to German labor laws and the workers' union at the German facilities affected. Severance costs were determined based upon a review by the outside consultant and were based upon the aggregation of German labor laws and Company's liability as related to employees.

Brooks was unable to secure acceptable changes in staffing with the union and abandoned its efforts to reorganize. This was a critical element in the fulfillment of the plan. During the timeframe of the aborted negotiations the demand for the products produced by the operation as well as the other operations in the Company increased significantly and accordingly the staffing reductions and the facility plans were not exercised.

As a result, accruals related to the reorganization of the acquired entities were reversed in the following fiscal year.

The activity related to the Company's acquisition-related and restructuring accruals is below (in thousands):

	Fiscal 2001 Activity				
	Balance September 30, 2000	New Initiatives		Utilization	Balance September 30, 2001
		Expense	Purchase Accounting		
Facilities	$507	$3,369	$—	$ (567)	$3,309
Workforce-related	20	2,000	—	(68)	1,952
Other	11	3,945	—	(3,956)	—
	$538	$9,314	$—	$(4,591)	$5,261

	Fiscal 2000 Activity				
		New Initiatives			
	Balance September 30, 1999	Expense	Purchase Accounting	Utilization	Balance September 30, 2000
Facilities	$1,325	$ —	$ (450)	$ (368)	$507
Workforce-related	2,332	—	(2,000)	(312)	20
Other	211	578	(200)	(578)	11
	$3,868	$578	$(2,650)	$(1,258)	$538

	Fiscal 1999 Activity				
		New Initiatives			
	Balance September 30, 1998	Expense	Purchase Accounting	Utilization	Balance September 30, 1999
Facilities	$1,294	$ —	$ 630	$ (599)	$1,325
Depreciable assets	—	1,628	20	(1,648)	—
Workforce-related	238	332	2,000	(238)	2,332
Other	722	1,160	200	(1,871)	211
	$2,254	$3,120	$2,850	$(4,356)	$3,868

11. Segment and Geographic Information

The Company has three reportable segments: tool automation systems, factory interface solutions and factory automation solutions. The tool automation systems segment provides a full complement of semiconductor wafer and flat panel display substrate handling systems, products and components and products for data storage. The factory interface solutions segment provides hardware and software solutions, including mini-environments and automated transfer mechanisms, to isolate the semiconductor wafer from the production environment. The factory automation segment provides software products for the semiconductor manufacturing execution system ("MES") market, including consulting and software customization.

The Company evaluates performance and allocates resources based on revenues and operating income (loss). Operating income (loss) for each segment includes selling, general and administrative expenses directly attributable to the segment. Amortization of acquired intangible assets and acquisition-related and restructuring charges are excluded from the segments' operating income (loss). The Company's non-allocable overhead costs, which include corporate general and administrative expenses, are allocated between the segments based upon segment revenues. Segment assets exclude deferred taxes, acquired intangible assets, all assets of the Company's Securities Corporation and investments in subsidiaries.

Financial information for the Company's business segments is as follows (in thousands):

	Tool Automation Systems	Factory Interface Solutions	Factory Automation Solutions	Total
Year ended September 30, 2001				
Revenues				
Product	$153,212	$93,218	$ 45,297	$291,727
Services	18,139	4,578	67,272	89,989
	$171,351	$97,796	$112,569	$381,716
Gross margin	$ 53,822	$25,799	$ 72,763	$152,384
Operating income (loss)	$ 10,874	$(7,980)	$ (7,297)	$ (4,403)
Depreciation	$ 9,790	$ 837	$ 2,792	$ 13,419
Assets	$194,299	$41,608	$ 44,832	$280,739
Year ended September 30, 2000				
Revenues				
Product	$153,598	$87,758	$ 43,010	$284,366
Services	14,161	294	38,363	52,818
	$167,759	$88,052	$ 81,373	$337,184
Gross margin	$ 70,572	$34,299	$ 55,854	$160,725
Operating income	$ 24,416	$ 9,715	$ 5,037	$ 39,168
Depreciation	$ 6,540	$ 1,290	$ 2,988	$ 10,818
Assets	$128,713	$54,895	$ 37,858	$221,466
Year ended September 30, 1999				
Revenues				
Product	$ 69,890	$19,635	$ 11,963	$101,488
Services	9,245	—	12,224	21,469
	$ 79,135	$19,635	$ 24,187	$122,957
Gross margin	$ 26,735	$ 9,707	$ 18,710	$ 55,152
Operating loss	$ (5,064)	$ (742)	$ (2,331)	$ (8,137)
Depreciation	$ 7,604	$ 725	$ 1,794	$ 10,123
Assets	$ 82,260	$20,410	$ 18,930	$121,600

A reconciliation of the Company's reportable segment operating income and segment assets to the corresponding consolidated amounts as of and for the year ended September 30, 2001, 2000 and 1999 is as follows (in thousands):

	As of and for the Year Ended September 30,		
	2001	2000	1999
Segment operating income (loss)	$ (4,403)	$ 39,168	$ (8,137)
Amortization of acquired intangibles	30,187	18,506	565
Acquisition-related and restructuring costs	9,314	578	3,120
Total operating income (loss)	$(43,904)	$ 20,084	$(11,822)
Segment assets	$280,739	$221,466	$121,600
Deferred tax asset	45,888	31,581	10,734
Acquired intangible assets	99,056	58,405	15,327
Securities Corporation assets	278,148	208,334	49,639
Total assets	$703,831	$519,786	$197,300

Net revenues by geographic area are as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
North America	$191,992	$175,874	$ 69,889
Asia/Pacific	122,000	114,302	40,128
Europe	67,724	47,008	12,940
	$381,716	$337,184	$122,957

It is impractical to disclose a breakdown of revenues between products and services on a geographic basis due to the fact that the Company does not maintain customer-level information at that level of detail in its financial systems.

Long-lived assets, including property, plant and equipment and intangible assets are as follows (in thousands):

	September 30,		
	2001	2000	1999
North America	$158,086	$74,569	$23,266
Asia/Pacific	5,052	4,948	2,965
Europe	4,237	5,970	9,093
	$167,375	$85,487	$35,324

12. Significant Customers and Related Party Information

One of the Company's directors had previously also been a director of one of the Company's customers. On January 23, 2001, this individual resigned his position with the Company's customer. Accordingly, this customer is not considered a related party in subsequent reporting periods. Revenues recognized from this customer in the current fiscal year through January 23, 2001 were $13.9 million. Revenues recognized from this customer in the years ended September 30, 2000 and 1999 were $36.9 million and $15.3 million, or 11.0% and 12.4% of revenues, respectively.

The Company had no customer that accounted for more than 10% of revenues in the year ended September 30, 2001 and no other customer that accounted for more than 10% of revenues in the years ended September 30, 2000 or 1999.

On June 11, 2001, the Company appointed a new member to its Board of Directors. This individual is also a director of one of the Company's customers. Accordingly, this customer is considered a related party for the period subsequent to June 11, 2001. Revenues from this customer for the period from June 11, 2001 through September 30, 2001 were approximately $32,000. The amount due from this customer included in accounts receivable at September 30, 2001 was approximately $32,000.

Related party transactions and amounts included in accounts receivable are on standard pricing and contractual terms and manner of settlement for products and services of similar types and at comparable volumes.

13. Other Balance Sheet Information

Components of other selected captions in the Consolidated Balance Sheets follow (in thousands):

	September 30,	
	2001	2000
Accounts receivable	$ 99,679	$96,745
Less allowances	6,114	1,989
	$ 93,565	$94,756
Inventories		
Raw materials and purchased parts	$ 35,021	$35,189
Work-in-process	12,099	13,938
Finished goods	2,175	9,480
	$ 49,295	$58,607

The Company fully reserves inventories deemed obsolete. Obsolete inventory is disposed of on a periodic basis. The Company performs periodic reviews of all inventory items to identify excess inventories on hand. The Company performs an analysis comparing on-hand balances to anticipated usage using recent historical activity as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems, in an effort to estimate excess quantities on hand. Because of the significant decline in revenues in the last half of fiscal 2001 and the expected continuation of depressed demand in the first half of fiscal 2002, the Company projected a shortfall in usage and recorded the resulting charge in the fourth quarter of fiscal 2001. The reserve for excess and obsolete inventories recorded in the fourth quarter was $9.4 million, which included approximately $1.5 million for non-cancelable purchase order obligations for items deemed excess or obsolete. The inventory affected was across all hardware product lines in the tool automation and factory interface segments. During the quarter ended September 30, 2001, the Company's personnel responsible for inventory control and management reviewed all open purchase orders with the affected vendors across the various segments of the Company and cancelled orders where possible. The Company had provided $2.3 million for excess inventories in the first three quarters of fiscal 2001 as a result of periodic reviews performed by the Company. The Company's products are highly engineered and as such any inventories at customer locations are the property of the customer and are non-returnable to the Company. The Company does not sell product through a distributor channel.

The Company performs an annual physical inventory at all locations holding inventory. As a result of the physical inventory count and reconciliation, the Company recorded an adjustment of $2.5 million to reduce the carrying value of its inventories. Included in the process of the physical count is the review of demonstration equipment inventory. As a result of this review, the Company recorded an adjustment of $1.2 million for excess and idle demonstration equipment inventory. The balance of demonstration equipment included in inventory at September 30, 2001 and 2000 was $1.2 million and $1.5 million, respectively.

	September 30,	
	2001	2000
Intangible assets		
Patents	$ 4,579	$ 7,448
Capitalized software	—	1,805
Completed technology	31,575	4,505
License agreements	678	678
Trademarks and trade names	2,426	1,564
Non-competition agreements	2,133	1,033
Assembled workforces	10,590	5,880
Customer relationships	1,305	1,305
Goodwill	96,858	58,638
	150,144	82,856
Less accumulated amortization	49,228	22,521
	$100,916	$60,335

The fixed asset balance includes computer equipment and software and machinery and equipment aggregating $2.9 million as of both September 30, 2001 and 2000 acquired under capital leases. These fixed assets were fully amortized at both September 30, 2001 and 2000. Amortization expense for fixed assets under capital leases was $0.1 million and $0.2 million for the years ended September 30, 2000 and 1999, respectively. Depreciation expense was $13.4 million, $10.8 million and $10.1 million for the years ended September 30, 2001, 2000 and 1999, respectively.

14. Commitments and Contingencies

Lease Commitments

The Company leases manufacturing and office facilities and certain equipment under operating leases that expire through 2011. Rental expense under operating leases for the years ended September 30, 2001, 2000 and 1999 was $4.8 million, $5.8 million and $4.9 million, respectively. Future minimum lease commitments on non-cancelable operating leases, lease income and sublease income are as follows (in thousands):

	Operating Leases	Lease and Sublease Income
Year ended September 30,		
2002	$ 7,812	$781
2003	4,725	130
2004	3,250	—
2005	2,822	—
2006	2,117	—
Thereafter	3,750	—
Total minimum lease payments	$24,476	$911

These future minimum lease commitments include approximately $3.3 million related to a facility the Company has elected to abandon in connection with its restructuring initiatives.

On January 29, 2001 the Company purchased three buildings, two of which are used as Brooks' corporate headquarters and primary manufacturing facility, and the third is currently leased to an unrelated party. The term of that lease concludes in November 2002.

As of September 30, 2001, the Company did not have any capital lease obligations.

Contingency

There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor and related industries. The Company has received notice from a third party alleging infringements of such party's patent rights by certain of the Company's products. The Company believes the patents claimed are invalid. In the event of litigation with respect to this claim, the Company is prepared to vigorously defend its position. However, because patent litigation can be extremely expensive and time consuming, the Company may seek to obtain a license to one or more of the disputed patents. Based upon currently available information, the Company would only do so if such license fees would not be material to the Company's consolidated financial statements. Currently, the Company does not believe it is probable that the future events related to this threatened matter would have an adverse effect on the Company's business.

15. Subsequent Events

On December 13, 2001, the Company acquired the Automation Systems Group of Zygo Corporation in exchange for approximately $11 million of cash, net of closing adjustments aggregating approximately $2 million. The Automation Systems Group, located in Florida, is a manufacturer of reticle automation systems, including reticle sorters, reticle macro inspection systems and reticle handling solutions for the semiconductor industry. The transaction will be accounted for as a purchase of assets.

On October 23, 2001, the Company and PRI Automation, Inc. ("PRI") entered into an Agreement and Plan of Merger (the "Merger Agreement"). PRI supplies advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, PRI common stockholders will receive 0.52 shares of the Company's common stock for each share of PRI common stock.

The Merger, which is expected to close in the first calendar quarter of 2002, is contingent upon the fulfillment of certain conditions, including, but not limited to, all required regulatory approvals, the approval of the Merger by the stockholders of the Company and the stockholders of PRI and the approval of the issuance of the Company's Common Stock in the Merger by the stockholders of the Company. The Merger would be accounted for as a purchase of assets.

On October 9, 2001, the Company acquired 90% of the capital stock of Tec-Sem A.G., a Swiss company ("Tec-Sem") in exchange for $12.9 million in cash and 131,750 shares of Brooks common stock with a market value of approximately $4 million at the time of issuance, subject to post-closing adjustments. At the same time, the Company obtained an option to acquire, and one of the selling stockholders was given an option to sell, the remaining 10% of the stock of Tec-Sem for $1.1 million in cash and 23,250 shares of Brooks common stock. Pursuant to the terms of the share purchase agreement, the Company granted 25,000 shares of common stock to certain key non-owner employees of Tec-Sem. These grants will be accounted for as additional purchase price. Tec-Sem is a leading manufacturer of bare reticle stockers, tool buffers and batch transfer systems for the semiconductor industry. The transaction will be accounted for as a purchase of assets.

On October 5, 2001, the Company acquired substantially all of the assets of General Precision, Inc. ("GPI"), in exchange for 850,000 shares of Brooks common stock, with a market value of approximately $25 million at the time of issuance, subject to post-closing adjustments. GPI, located in Valencia, California, is a leading supplier of high-end environmental solutions for the semiconductor industry. The transaction will be accounted for as a purchase of assets.

BROOKS AUTOMATION, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Year	Additions		Deductions and Write-offs	Balance at End of Year
		Charged to Costs and Expenses	Charged to Other Accounts(A)		
	(Dollars in thousands)				
Allowance for doubtful accounts					
Year ended September 30,					
2001	$ 1,989	$ 4,691	$ 6	$ (572)	$ 6,114
2000	$ 1,785	$ 540	$ 256	$ (592)	$ 1,989
1999	$ 2,087	$ 199	$ —	$ (501)	$ 1,785
Reserves for excess and obsolete inventories					
Year ended September 30,					
2001	$ 8,311	$15,426	$ 246	$(7,020)	$16,963
2000	$ 7,740	$ 2,611	$ (567)	$(1,473)	$ 8,311
1999	$ 9,175	$ 1,705	$ —	$(3,140)	$ 7,740
Deferred tax asset valuation allowance					
Year ended September 30,					
2001	$ 5,548	$ 3,603	$ —	$ (894)	$ 8,257
2000	$11,297	$ 2,754	$1,242	$(9,745)	$ 5,548
1999	$ 9,405	$ 1,892	$ —	$ —	$11,297

(A) Includes purchase accounting and foreign currency translation adjustments.

Item 9. *Changes In and Disagreements With Accountants on Financial Accounting and Financial Disclosure*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The following table sets forth certain information with respect to the directors and executive officers of Brooks. When used below, positions held with Brooks include positions held with Brooks' predecessors and subsidiaries.

Name	Age	Position	Director Since
Robert J. Therrien	67	Director, President and Chief Executive Officer, Brooks	1989
Roger D. Emerick(1)(2)	62	Director, Brooks	1993
Amin J. Khoury(1)(2)	62	Director, Brooks	1994
Juergen Giessmann	55	Director, Brooks	1999
Joseph R. Martin(2)	52	Director, Brooks	2001
Charles M. McKenna	56	Executive Vice President, Automation Systems Division	N/A
Michael W. Pippins	41	Senior Vice President, Factory Interface Division	N/A
Ellen B. Richstone	50	Senior Vice President, Finance and Administration and Chief Financial Officer	N/A
Jeffrey A. Cassis	48	Senior Vice President, Factory Automation Software Division	N/A

(1) Member of the Brooks compensation committee.

(2) Member of the Brooks audit committee.

Mr. Robert J. Therrien has been the president, chief executive officer and a director of Brooks since its incorporation in 1989 when he initiated the acquisition of the Brooks Automation Division of Aeronca Electronics, Inc. From 1983 to 1989, Mr. Therrien served as a consultant to Brooks and other firms in the semiconductor industry. From 1972 until its sale to Schlumberger Industries in 1983, Mr. Therrien cofounded and served as chairman and president of Accutest Corporation, a semiconductor automatic test equipment company. Mr. Therrien is currently a director of MKS Instruments, Inc., a supplier of measurement and control components for laboratory and industrial applications throughout the microelectronics industry. Mr. Therrien is also a director of Accent Optical Technologies, Inc., a leading supplier of optoelectronics and silicon process control systems, and All Wet Technologies, Inc., a manufacturer of advanced wet processing systems for the wafer fabrication industry.

Mr. Roger D. Emerick has been a director of Brooks since October 1993. Mr. Emerick served as a director of Lam Research Corporation, a semiconductor equipment supplier, from 1982 until January 2001, and as chairman of the board of directors of Lam from 1984 to 1997. Mr. Emerick served as president of Lam from 1982 to 1989, and as its chief executive officer from 1982 to August 1997. See "Item 13 — Certain Relationships and Related Transactions — Lam Research Corporation." Mr. Emerick is also a director of Electroglas, Inc., a manufacturer of automatic wafer probing equipment.

Mr. Amin J. Khoury has been a director of Brooks since July 1994. Since 1987, Mr. Khoury has served as chairman of the board of B/E Aerospace, Inc., a designer, manufacturer and marketer of airline interior furnishings. Mr. Khoury is also chairman of the board of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films and extruded polymer nets. In addition, Mr. Khoury is a member of the board of directors of Synthes-Stratec Inc., the world's leading orthopedic trauma company.

Mr. Juergen Giessmann has been a director of Brooks since October 1999. Mr. Giessmann became a director pursuant to a stockholder agreement in connection with Brooks' acquisition of the Infab division of Jenoptik AG. See "Item 13 — Certain Relationships and Related Transactions — Jenoptik Stockholder Agreement." Since 1981, Mr. Giessmann has served M+W Zander Holding AG, a company active in the semiconductor and pharmaceutical markets, in a variety of positions. In 1992 he became its managing director, in charge of sales and marketing, human resources and purchasing divisions. Mr. Giessmann has also served as a member of the Jenoptik AG board of management since M+W's acquisition by Jenoptik AG in October 1994, and in this capacity has been responsible for the Jenoptik Group's semiconductor activities. In January 2000, he was appointed chief executive officer of M+W Zander Holdings AG.

Mr. Joseph R. Martin has been a director of Brooks since June 2001. Mr. Martin is executive vice president and chief financial officer of Fairchild Semiconductor International, Inc., a global supplier of multi-market products for electronic devices. He began his career at Fairchild in 1979 as manager of financial planning and analysis for the Logic Division and subsequently held various senior financial positions. Prior to becoming executive vice president and chief financial officer of Fairchild, Mr. Martin was vice president of finance, worldwide operations, for National Semiconductor, with responsibilities for all operating divisions, manufacturing sites, and corporate financial planning. See "Item 13 — Certain Relationships and Related Transactions — Fairchild Semiconductor International, Inc." Previously, Mr. Martin was senior vice president and chief financial officer of VTC Incorporated. In addition to his position as a director of Brooks, Mr. Martin is also a member of the board of directors of Fairchild Semiconductor International, Inc. and ChipPAC, Incorporated.

Mr. Charles M. McKenna, Ph.D., joined Brooks in July 2000 as executive vice president, automation systems division. From April 1999 until January 2000, Mr. McKenna was chief operating officer and chief technology officer for Varian Semiconductor Equipment Associates, a spin-off of Varian Associates, a manufacturer of semiconductor production equipment. Prior to this, Mr. McKenna served in a variety of positions at Varian Associates' Ion Implant Systems business, including general manager from April 1989 to March 1999. From March 1981 to January 1984, Mr. McKenna held various positions at Hughes Research Laboratory. Prior to 1981, Mr. McKenna held various positions at IBM Corporation, Aitken Industries and Commonwealth Scientific Corporation.

Mr. Michael W. Pippins has served as senior vice president, factory interface division since June 2000. From October 1998 to June 2000, Mr. Pippins served as Brooks' vice president, global operations and business development. Mr. Pippins joined Brooks in March 1992 as its director of sales and marketing and in June 1993 was promoted to vice president, sales and marketing. From 1989 to 1992, Mr. Pippins served as strategic marketing manager for Varian Associates.

Ms. Ellen B. Richstone joined Brooks in November 1998 as senior vice president, finance and administration, and chief financial officer. From 1997 to November 1998, Ms. Richstone served as executive vice president and chief financial officer of The Frontier Group, a start-up health care provider. From 1992 to 1996, Ms. Richstone served as vice president and chief financial officer of Augat, Inc., a manufacturer of telecommunications, electronics and automotive products. In 1992, Ms. Richstone also served Rohr Inc. as senior vice president and chief financial officer. From 1989 to 1992, Ms. Richstone served as executive vice president and chief financial officer of Honeywell Bull Information Systems, and from 1981 to 1989 she served in various management positions and finally as vice president and treasurer of Data General Corporation.

Mr. Jeffrey A. Cassis is the former vice president of worldwide sales and marketing for FASTech Integration, Inc. Since the acquisition of FASTech by Brooks in September 1998, Mr. Cassis has assumed all responsibility for the factory automation software division within Brooks as the senior vice president. Before joining FASTech, Mr. Cassis was director of sales and marketing for Intellution, Inc., an industrial automation software company. From 1987 to 1989, Mr. Cassis had marketing responsibility for the industrial automation division at Analog Devices, and prior to that, product marketing management responsibility at The Foxboro Company.

Each director holds office until the next annual election of directors and until his successor is chosen and qualified or until he sooner dies, resigns, is removed, or becomes disqualified. Each officer generally holds office until the first meeting of the directors after the next annual election of directors and until his successor is chosen and qualified or until he sooner dies, resigns, is removed, or becomes disqualified.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Brooks' executive officers and directors, and persons who own more than 10% of Brooks' common stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than 10% stockholders are required to furnish Brooks with copies of all Forms 3, 4 and 5 they file.

Based solely on Brooks' review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for the fiscal year ended September 30, 2001, Brooks believes that all of its executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them during Brooks' fiscal year ended September 30, 2001.

Item 11. *Executive Compensation*

The following Summary Compensation Table sets forth the compensation during the last three fiscal years of each of the chief executive officer, the executive vice president, and the five other most highly compensated executive officers of Brooks.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Position	Year Ended	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Option (#)(2)	All Other Compensation ($)(3)
Robert J. Therrien	9/30/01	467,662	—	42,722	100,000	81,863
Chief Executive Officer and	9/30/00	421,108	218,000	40,309	270,000	47,750
President(5)	9/30/99	356,605	95,172	27,513	115,000	35,418
Charles M. McKenna	9/30/01	271,095	—	9,000	15,000	17,580
Executive Vice President,	9/30/00	56,058	27,500	2,063	60,000	1,843
Automation Systems Division(4)	9/30/99	—	—	—	—	—
Michael W. Pippins	9/30/01	216,253	—	11,663	20,000	10,420
Senior Vice President, Factory	9/30/00	204,615	63,000	12,309	27,800	9,857
Interface Division	9/30/99	177,500	33,250	10,587	17,000	7,264
Ellen B. Richstone	9/30/01	263,967	—	15,000	30,000	22,720
Senior Vice President, Finance and	9/30/00	246,298	114,000	26,182	41,000	19,673
Administration and Chief Financial Officer(5)	9/30/99	192,115	58,150	12,958	60,000	49,322
Jeffrey A. Cassis	9/30/01	210,077	—	8,850	30,000	16,838
Senior Vice President, Factory	9/30/00	—	—	—	—	—
Automation Software Division(6)	9/30/99	—	—	—	—	—
James A. Pelusi	9/30/01	254,978	—	12,500	15,000	13,607
Assistant to President(7)	9/30/00	239,039	100,000	13,399	85,000	13,811
	9/30/99	189,940	45,000	9,538	49,000	6,610
David R. Beaulieu	9/30/01	211,571	—	11,688	20,000	14,681
Vice President and General	9/30/00	204,615	63,000	15,231	27,800	13,861
Manager, Vacuum Business Unit(8)	9/30/99	178,269	33,250	9,890	19,000	10,617

(1) Represents lease and insurance payments made for automobiles used by Messrs. Therrien, Beaulieu, and Pippins, and automobile allowances for Messrs. Cassis, McKenna and Pelusi and Ms. Richstone. Represents reimbursement of interest and associated tax costs related to security transactions for Mr. Beaulieu, Mr. Pelusi and Ms. Richstone in fiscal 2000. Represents tax return preparation fees paid on

behalf of Mr. Therrien and Ms. Richstone in fiscal 2000 and Messrs. Therrien, Beaulieu, Cassis, Pelusi and Pippins in fiscal 2001.

(2) Brooks did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments to the executive officers named in the table above during fiscal 1999, 2000 or 2001.

(3) "All Other Compensation" above consists of the following:

	Year Ended September 30,		
	2001	2000	1999
Robert J. Therrien			
401(k) matching contributions	$ 5,063	$ 2,196	$ 1,639
Life insurance premiums	76,800	45,554	33,779
	$ 81,863	$47,750	$35,418
Charles M. McKenna			
401(k) matching contributions	$ 3,250	$ —	—
Life insurance premiums	14,330	43	—
Consulting fees	—	1,800	—
	$ 17,580	$ 1,843	—
Michael W. Pippins			
401(k) matching contributions	$ 5,518	$ 4,926	$ 2,319
Life insurance premiums	4,902	4,931	4,945
	$ 10,420	$ 9,857	$ 7,264
Ellen B. Richstone			
401(k) matching contributions	$ 5,028	$ 3,489	$ 1,243
Life insurance premiums	17,692	16,184	8,079
Signing bonus (see "Employment Contracts")	—	—	40,000
	$ 22,720	$19,673	$49,322
Jeffrey A. Cassis			
401(k) matching contributions	$ 5,702	—	—
Life insurance premiums	11,136	—	—
	$ 16,838	—	—
James A. Pelusi			
401(k) matching contributions	$ 4,990	$ 5,173	$ 2,271
Life insurance premiums	8,617	8,638	4,339
	$ 13,607	$13,811	$ 6,610
David R. Beaulieu			
401(k) matching contributions	$ 5,498	$ 5,507	$ 2,674
Life insurance premiums	9,183	8,354	7,943
	$ 14,681	$13,861	$10,617

(4) Mr. McKenna joined Brooks in July 2000.

(5) See "Employment Contracts" below. Ms. Richstone's $10,000 guaranteed annual bonus was paid ratably over the fiscal year with her salary.

(6) Mr. Cassis was promoted to senior vice president of factory automation software division on July 2, 2001. Prior to his promotion, Mr. Cassis was not considered an executive officer of Brooks, and therefore his compensation for that period is not provided, except that Brooks has disclosed Mr. Cassis' compensation for all of fiscal 2001.

(7) Mr. Pelusi assumed a reduced role and a change in title at Brooks on July 2, 2001.

(8) Mr. Beaulieu assumed a reduced role with Brooks on August 13, 2001.

Compensation of Directors

Nonemployee directors of Brooks receive $1,000 cash compensation annually, in addition to expenses reasonably incurred, for service on the board. Nonemployee directors who are members of the audit or compensation committees receive $4,000 per year for their services on each committee. If the merger with PRI is approved, the annual cash compensation for nonemployee directors will increase to $20,000 for service on the board, and $5,000 for service on each committee. Each nonemployee director is granted options to purchase 10,000 shares of Brooks common stock on the date he is first elected a director and options to purchase 5,000 shares of common stock on July 1 of each year thereafter pursuant to Brooks' 1993 nonemployee director stock option plan. The board of directors has amended the directors plan to increase the initial and annual grants thereunder to 25,000 and 10,000 shares, of Brooks common stock, respectively, and to provide an additional one-time grant of 15,000 shares to existing nonemployee directors, subject to stockholder approval. Employee directors may elect to participate in Brooks' 1995 employee stock purchase plan and may be granted options under Brooks' 1992 combination stock option plan or Brooks' 2000 combination stock option plan. Nonemployee directors may be granted options under the 1992 combination stock option plan.

Indemnification Agreements

Brooks has entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with any future directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of the director.

The indemnification agreements provide that Brooks will pay certain amounts incurred by a director in connection with any civil or criminal action or proceeding, specifically including actions by or in the name of Brooks (derivative suits) where the individual's involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director will receive indemnification unless he is found not to have acted in good faith and in a manner he reasonably believed to be in the best interests of Brooks.

Employment Contracts

Robert J. Therrien. Effective October 1, 2001, Brooks entered into an employment agreement with Robert J. Therrien, its president and chief executive officer, that replaced Mr. Therrien's former agreement, which expired on September 30, 2001. Under the agreement, Mr. Therrien will continue in his role as president and chief executive officer of Brooks for four years. If Mr. Therrien identifies his successor as president and chief executive officer, then Mr. Therrien may become chairman of the board of directors.

The agreement entitles Mr. Therrien to a minimum annual salary of $500,000. Mr. Therrien's minimum salary will increase to $615,000 upon completion of the proposed merger with PRI. The agreement entitles Mr. Therrien to annual discretionary bonuses determined by the compensation committee.

The agreement provides that Mr. Therrien will receive monthly supplemental retirement benefits equal to Mr. Therrien's monthly salary in effect as of the date he terminates employment with Brooks. The monthly supplemental retirement benefits will be paid for a period equal to one and one-half times the number of months Mr. Therrien serves Brooks after October 1, 1994. For purposes of calculating these benefits the contract generally provides that Mr. Therrien's annual salary will be no less than $500,000 ($41,667 monthly). As of September 30, 2001, Mr. Therrien had seven years, or 84 months, of credited service. In the event of Mr. Therrien's death or permanent disability, he or his estate has the option of receiving his supplemental retirement compensation over a period of not less than four years. If the merger with PRI is completed, Mr. Therrien's minimum annual salary for purposes of calculating his supplemental retirement benefits will increase to $615,000 ($51,250 monthly) and his supplemental retirement benefit will be paid in a single, lump-sum payment on the first day of the month following the termination of his employment.

The table below describes the annual supplemental retirement benefits Mr. Therrien would receive given different assumptions regarding his minimum annual salary and time of service after October 1, 1994.

Summary Retirement Benefits Table

Annual Salary at Time of Retirement	Months of Service since 10/1/94			
	86 Months (minimum as of 11/30/01)	96 Months	108 Months	120 Months
$500,000 (minimum as of 10/1/01)	$41,667 payable for 129 months	$41,667 payable for 144 months	$41,667 payable for 162 months	$41,667 payable for 180 months
$550,000	$45,833 payable for 129 months	$45,833 payable for 144 months	$45,833 payable for 162 months	$45,833 payable for 180 months
$600,000	$50,000 payable for 129 months	$50,000 payable for 144 months	$50,000 payable for 162 months	$50,000 payable for 180 months
$615,000 (minimum if merger is completed)	$51,250 payable for 129 months	$51,250 payable for 144 months	$51,250 payable for 162 months	$51,250 payable for 180 months
$650,000	$54,167 payable for 129 months	$54,167 payable for 144 months	$54,167 payable for 162 months	$54,167 payable for 180 months

Brooks has established a rabbi trust in connection with Mr. Therrien's supplemental retirement benefits and purchased two insurance policies to fund the payment of the supplemental retirement benefits. Currently, the rabbi trust holds two whole life insurance policies with combined death benefits of $5,000,000 and a combined cash surrender value of approximately $2,300,000. The rabbi trust assets are unsecured and subject to the claims of creditors.

In addition, Mr. Therrien will participate in all employee welfare and benefit plans normally offered to other Brooks executives, except that he will not participate in any retirement plan other than Brooks' 401(k) plan and will only receive the supplemental retirement benefits. Mr. Therrien is entitled to the use of an automobile during the term of his agreement.

The employment agreement provides that if Mr. Therrien's employment is terminated without "cause," or if Mr. Therrien terminates his employment for "good reason," he will be entitled to receive his annual salary and bonus for the remaining term of the agreement, continued life insurance coverage until October 1, 2005 and medical, dental and vision insurance for life. The employment agreement provides that cause means Mr. Therrien has: (i) habitually neglected his material duties under the agreement; (ii) perpetrated fraud or embezzlement; or (iii) been finally adjudicated to have committed a felony. The agreement provides that good reason means Mr. Therrien has suffered, without his consent, a reduction in his status at Brooks either through a demotion in his duties or a change in his title.

If Mr. Therrien is terminated for cause, he will only be entitled to receive his then accrued salary and accrued vacation days and will forfeit all benefits payable under the supplemental retirement benefit.

In addition, if Mr. Therrien's employment is terminated or he resigns following a change of control, as defined in the agreement, then Brooks is obligated to pay Mr. Therrien a lump sum severance payment equal to three times his base salary and bonus. Mr. Therrien is also entitled to receive payment of Mr. Therrien's earned but unpaid salary and pro rata bonus, an amount equal to his accrued vacation pay, and his supplemental retirement benefits, as well as benefits including continuation of life insurance coverage until October 1, 2005 and medical, dental and vision insurance for life.

In the event of Mr. Therrien's termination or resignation following a change of control, his resignation for good reason or his termination without cause, his stock options will immediately vest and remain exercisable until the earlier of 24 months following his termination or the expiration of the option term. However, the extension of the option exercise period will not apply to any options granted prior to September 30, 2001, if such extension would result in a charge to earnings or other adverse accounting consequence.

Mr. Therrien is entitled to reimbursement of any "parachute" excise tax imposed on payments under the employment agreement.

Mr. Therrien's employment agreement also contains noncompetition, nonsolicitation and confidentiality provisions. The noncompetition and nonsolicitation provisions prohibit Mr. Therrien from directly or indirectly competing with, or soliciting employees of, Brooks so long as he is an employee of Brooks and for a period of two years thereafter.

Ellen B. Richstone. In October 1998, Brooks entered into an employment agreement with Ellen B. Richstone, its Senior Vice President, Finance and Administration and Chief Financial Officer, which entitles Ms. Richstone to a base salary of $225,000 per year, and to participation in the discretionary executive bonus program, as well as a guaranteed annual bonus of $10,000 and a one-time "signing" bonus of $40,000. In the event Ms. Richstone's employment with Brooks is terminated for reasons other than cause, the agreement provides that Ms. Richstone will receive either one year of her then current base salary or $250,000, whichever is greater, and the acceleration of all of her outstanding options.

The agreement also provides Ms. Richstone with certain other benefits, including an automobile allowance of $15,000 per year, the opportunity to participate in insurance plans, and other employment benefits as may be generally available to senior executives of Brooks. Brooks has entered into an indemnification agreement with Ms. Richstone on the same terms as Brooks' directors. See "— Indemnification Agreements."

Change In Control Arrangements

On November 11, 1999, Brooks entered into change of control agreements with certain key employees, including each of its named executive officers other than Mr. Therrien, whose employment contract offers change of control benefits. The board of directors determined that it was in the best interests of Brooks and its stockholders to assure that Brooks have the continued dedication of these persons, notwithstanding the possibility, threat, or occurrence of a change in control of Brooks. The purpose of the agreements is to diminish the inevitable distraction for these persons caused by the personal uncertainties and risks created by a pending or threatened change of control and to encourage their full attention and dedication to Brooks currently and in the event of any threatened or pending change of control. The agreements have terms of five years and automatically renew in five-year increments unless a party to the agreement objects in writing in advance of the renewal. The agreements provide that in the event of a change of control these persons will retain their then current compensation and benefits for the lesser of one year or until terminated for cause. The agreements also provide that the position of such person upon a change of control shall be at least commensurate with the highest position held by such person prior to the change of control, after completion of a six month transitional period. Under the agreements, if the employee is terminated other than for cause, disability or death or if the employee resigns for good reason the employee is entitled to one year of salary in a lump sum payment and the continuation of certain benefits for 18 months. Under Ms. Richstone's change of control agreement, all of her options will vest immediately and she will receive a lump sum payment equal to the greater of $250,000 or her then current base salary if she is terminated other than for cause, disability or death or resigns for good reason in connection with a change of control of Brooks. For purposes of the agreements, cause means willful acts of dishonesty, repeated breaches by the employee of the agreement or the conviction of a felony involving moral turpitude. Good reason includes diminution of the responsibility or position of the employee, Brooks' breach of the agreement or the involuntary relocation of the employee.

Indemnification Agreements

In February 2000, Brooks entered into indemnification agreements with each of its executive officers not previously covered by such agreements. The indemnification agreements provide that Brooks will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by or in the name of Brooks where the individual's involvement is by reason of the fact that he is or was an officer. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, an officer will receive indemnification unless he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in the best interests of Brooks.

Bonus Plan

Brooks maintains a bonus program for employees, including executive officers, under which such employees may be awarded cash bonuses based upon Brooks' overall financial performance.

Stock Purchase Plan

In February 1996, Brooks adopted the 1995 employee stock purchase plan to provide employees of Brooks with additional incentives by permitting them to acquire an equity interest in Brooks through the purchase of shares of Brooks common stock. The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Stock Option Plans

The following tables set forth certain information with respect to the stock options granted to and exercised by the named executive officers during fiscal 2001 and the aggregate number of and value of options exercisable and unexercisable held by the named executive officers during fiscal 2001.

Option Grants in Last Fiscal Year

	Number of Securities Underlying Options Granted(#)(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)	
					5%	10%
Robert J. Therrien	100,000	6.5	27.563	1/2/08	1,122,091	2,614,949
Charles M. McKenna	15,000	1.0	27.563	1/2/08	168,314	392,242
Michael W. Pippins	20,000	1.3	27.563	1/2/08	224,418	522,990
Ellen B. Richstone	30,000	1.9	27.563	1/2/08	336,627	784,485
Jeffrey A. Cassis	10,000	0.6	40.030	7/16/11	251,747	637,975
	20,000	1.3	27.563	1/2/08	224,418	522,990
James A. Pelusi	15,000	1.0	27.563	1/2/08	168,314	392,242
David R. Beaulieu	20,000	1.3	27.563	1/2/08	224,418	522,990

(1) Stock options become exercisable at the rate of 25% per year over a four year period commencing one year from the date of grant.

(2) The 5% and 10% assumed rates of annual compounded stock price appreciation are mandated by the rules of the SEC and do not represent Brooks' estimate or projection of future prices of its common stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at 9/30/01(#)		Value of Unexercised In-the-Money Options at 9/30/01($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Therrien	40,500	577,939	58,250	360,000	—	687,988
Charles M. McKenna	—	—	15,000	60,000	—	—
Michael W. Pippins	10,000	345,370	40,550	49,350	624,629	101,703
Ellen B. Richstone	2,000	88,325	23,250	90,750	173,420	400,200
Jeffrey A. Cassis	9,309	253,803	11,250	72,628	169,650	339,300
James A. Pelusi	16,997	585,516	31,269	103,538	116,818	379,006
David R. Beaulieu	12,737	564,995	20,930	52,600	198,052	144,808

(1) The "value realized" reflects the appreciation on the date of exercise (based on the excess of the fair market value of the Brooks common stock on the date of exercise over the exercise price). However, because the named executive officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

(2) Based on the closing price of the Brooks common stock on September 28, 2001 on the Nasdaq National Market of $26.59, minus the respective option exercise prices.

1992 Combination Stock Option Plan

Under Brooks' 1992 combination stock option plan, which is administered by the compensation committee of the Brooks board of directors, Brooks may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, and other options which are not qualified as incentive stock options. Incentive stock options may only be granted to persons who are employees of Brooks at the time of grant, which may include officers and directors who are also employees. Nonqualified stock options may be granted to persons who are officers, directors or employees of or consultants or advisors to Brooks, or persons who are in a position to contribute to the long-term success and growth of Brooks at the time of grant. Options granted under the 1992 plan generally vest over a period of four years. A total of 1,950,000 shares of Brooks common stock were reserved for issuance under the 1992 plan. Of these shares, options on 727,305 shares have been granted and are outstanding and 1,884 shares remain available for grant as of December 7, 2001. In order to align the 1992 plan with its current practices, in January 2000 the board of directors amended the 1992 plan to eliminate Brooks' ability to grant restricted stock under the 1992 plan and to require that all options be granted with exercise prices not less than fair market value.

1993 Nonemployee Director Stock Option Plan

The purpose of the 1993 nonemployee director stock option plan is to attract and retain the services of experienced and knowledgeable independent directors of Brooks for the benefit of Brooks and its stockholders and to provide additional incentives for such independent directors to continue to work for the best interests of Brooks and its stockholders.

1998 Employee Equity Incentive Plan

The purpose of the 1998 employee equity incentive plan, adopted by the board of directors of Brooks in April 1998, is to attract and retain employees and provide an incentive for them to assist Brooks to achieve long-range performance goals, and to enable them to participate in the long-term growth of Brooks. All employees of Brooks, other than its officers and directors, (including contractors, consultants, service providers or others) who are in a position to contribute to the long-term success and growth of Brooks, are eligible to participate in the 1998 plan. As of September 30, 2001, 3,550,000 shares of Brooks common stock were reserved for issuance under the 1998 plan. On October 1, 2001, the board amended the 1998 plan to increase the total number of shares reserved for issuance thereunder to 4,750,000. On that date, the board granted options to purchase 1,605,440 shares under the 1998 plan. Of the shares reserved for issuance under the 1998 plan, options on 4,243,859 shares have been granted and are outstanding and 248,419 shares remain available for grant as of December 7, 2001. In order to align the 1998 plan with its current practices, in January 2000, the board of directors amended the 1998 plan to eliminate Brooks' ability to award nonqualified stock options with exercise prices at less than fair market value.

2000 Combination Stock Option Plan

The purposes of the 2000 combination stock option plan are to attract and retain employees and to provide an incentive for them to assist Brooks to achieve long-range performance goals and to enable them to participate in the long-term growth of Brooks. Under the 2000 plan Brooks may grant (i) incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, and (ii) options that are not qualified as incentive stock options.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors consists of Messrs. Emerick and Khoury. Neither Mr. Emerick nor Mr. Khoury is or was formerly an officer or employee of Brooks. Mr. Therrien, the president and chief executive officer of Brooks, has been delegated the authority to grant options to purchase not more than 9,000 shares of Brooks common stock per employee per fiscal year to employees who are not executive officers on terms that are consistent with the 1992 plan, the 1998 plan and the 2000 plan. Mr. Therrien granted options to purchase an aggregate of 6,750 shares of Brooks common stock in fiscal 2001. Prior to November 1994, all decisions regarding compensation of executive officers were made by the entire board of directors.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The following table provides information regarding the beneficial ownership of Brooks common stock as of December 7, 2001 by:

- each director of Brooks;
- each nominee for director of Brooks;
- each person known by Brooks to be the beneficial owner of more than 5% of its common stock;
- Brooks' named executive officers;
- all current executive officers and directors of Brooks as a group; and
- each of Mitchell G. Tyson and Kenneth M. Thompson (if the merger with PRI is completed, Brooks plans to appoint Messrs. Tyson and Thompson to its board of directors).

Beneficial ownership is determined according to the rules of the SEC. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The "right to acquire" column reflects beneficial ownership of shares subject to options that may be exercised within 60 days after December 7, 2001.

The percentage beneficially owned by each person is based upon 19,923,724 shares of Brooks common stock outstanding as of December 7, 2001. The shares that a person has the right to acquire are deemed to be outstanding solely for purposes of calculating that person's percentage ownership.

The current directors and executive officers of Brooks have entered into voting agreements with PRI in which they agreed to vote all of their shares of Brooks common stock in favor of the approval and adoption of the merger agreement and have executed irrevocable proxies with respect to their shares in favor of PRI. Likewise, the current directors and executive officers of PRI have entered into voting agreements with Brooks in which they agreed to vote all of their shares of PRI common stock in favor of the approval and adoption of the merger agreement and have executed irrevocable proxies with respect to their shares in favor of Brooks.

Unless otherwise noted below, the address of each person listed in the table is c/o Brooks Automation, Inc., 15 Elizabeth Drive, Chelmsford, Massachusetts 01824.

Name of Beneficial Owner	Number of Shares Beneficially Owned			Percentage Beneficially Owned
	Outstanding	Right to Acquire	Total	
Robert J. Therrien	1,013,848	121,250	1,135,098	5.7%
Charles M. McKenna	561	18,750	19,311	*
Michael W. Pippins(1)	40,815	34,800	75,615	*
Ellen B. Richstone	8,567	52,000	60,567	*
Jeffrey A. Cassis	205	32,500	32,705	*
James A. Pelusi	17,545	51,269	68,814	*
David R. Beaulieu	712	35,680	36,392	*
Roger D. Emerick	9,000	31,000	40,000	*
Amin J. Khoury	0	10,000	10,000	*
Juergen Giessmann(2)	0	5,000	5,000	*
Joseph R. Martin	0	0	0	*
Mitchell G. Tyson(3)	91,542	97,858	189,400	*
Kenneth M. Thompson(4)	0	13,000	13,000	*
Mellon Financial Corporation (5) One Mellon Center Pittsburgh, PA 15258	1,346,922	0	1,346,922	6.8%
Kopp Investment Advisors, Inc.(6) 7701 France Avenue South, Suite 500 Edina, Minnesota 55435	1,228,897	0	1,228,897	6.2%
T. Rowe Price Associates, Inc.(7) 100 East Pratt Street Baltimore, Maryland 21202	1,026,600	0	1,026,600	5.2%
All directors and executive officers as a group(1)(2)(3)(4)(15 persons)	1,193,023	530,732	1,723,755	8.4%

* Represents beneficial ownership of less than 1%.

(1) Includes 700 shares held by Mr. Pippins' minor children.

(2) Excludes 791,072 shares held by M+W Zander Holding GmbH, as to which Mr. Giessmann disclaims beneficial ownership. Mr. Giessmann is the chief executive officer of M+W Zander.

(3) For purposes of determining beneficial ownership, assumes the merger is completed, that therefore each share of PRI common stock held by Mr. Tyson is converted to 0.52 shares of Brooks common stock and that options to purchase PRI common stock held by Mr. Tyson have been assumed by Brooks and are exercisable for shares of Brooks common stock. The percentage beneficially owned continues to be based upon 19,923,724 shares of Brooks common stock and does not give effect to the completion of the merger.

(4) For purposes of determining beneficial ownership, assumes the merger is completed and that therefore options to purchase PRI common stock held by Mr. Thompson have been assumed by Brooks and are exercisable for shares of Brooks common stock. The percentage beneficially owned continues to be based upon 19,923,724 shares of Brooks common stock and does not give effect to the completion of the merger.

(5) Mellon Financial Corporation filed a Schedule 13G with the SEC on January 19, 2001 on behalf of itself and Mellon Bank N.A. indicating beneficial ownership of this amount. Mellon Financial Corporation has sole voting power with respect to 1,273,639 shares and shared voting power with respect to 58,583 shares. It has sole dispositive power with respect to 1,329,939 shares and shared dispositive power with respect to 16,983 shares. Mellon Bank N.A. has sole voting power with respect to 878,239 shares, sole dispositive power with respect to 884,639 shares, and shared voting and dispositive power with respect to 13,483 shares.

(6) Kopp Investment Advisors, Inc. filed a Schedule 13G with the SEC on January 31, 2001 on behalf of itself, Kopp Holding Company and LeRoy C. Kopp indicating beneficial ownership of this amount. Of this amount, Kopp Investment Advisors has sole voting power with respect to 450,200 shares and sole dispositive power with respect to 260,000 shares. It exercises investment discretion as to 865,897 shares, although it does not own such shares. Kopp Investment Advisors is wholly owned by Kopp Holding Company, which is wholly owned by LeRoy C. Kopp. Mr. Kopp has sole voting and dispositive power with respect to 103,000 shares.

(7) T. Rowe Price Associates, Inc. filed a Schedule 13G with the SEC on February 6, 2001 indicating beneficial ownership of this amount. Of this amount, T. Rowe Price Associates, Inc. has sole voting power as to 174,900 shares and sole dispositive power as to 1,026,600 shares.

Item 13. *Certain Relationships and Related Transactions*

Lam Research Corporation

Purchases by Lam accounted for approximately 12%, 11% and 7% of Brooks' revenues during fiscal 1999, 2000 and 2001, respectively. From 1982 until January 2001, Roger D. Emerick, who serves on Brooks' board of directors, served as a director on Lam's board of directors. There is no agreement or arrangement requiring the election of Mr. Emerick or any other representative of Lam to serve as a director of Brooks.

Sales to Lam have been made in the ordinary course of Brooks' business, and Brooks believes that the terms of its transactions with Lam have not been less favorable to Brooks than could have been obtained from a party unaffiliated with Brooks purchasing products of similar types and at comparable volumes.

Fairchild Semiconductor International, Inc.

On June 11, 2001, Brooks appointed Joseph Martin to its board of directors. Mr. Martin also serves on the board of Fairchild Semiconductor International, a customer of Brooks. Revenues generated from Fairchild Semiconductor for the period from June 11, 2001 through September 30, 2001 were not material to Brooks' consolidated results for fiscal 2001. There is no agreement or arrangement requiring the election of Mr. Martin or any other representative of Fairchild Semiconductor to serve as a director of Brooks.

Sales to Fairchild Semiconductor have been made in the ordinary course of Brooks' business, and Brooks believes that the terms of the transactions with Fairchild Semiconductor have not been less favorable to Brooks than could have been obtained from a party unaffiliated with Brooks purchasing products of similar types and at comparable volumes.

Jenoptik Stockholder Agreement

On September 30, 1999, Brooks acquired substantially all of the assets and assumed certain of the liabilities of the Infab Division of Jenoptik AG in exchange for 914,286 shares of Brooks common stock issued to Jenoptik's subsidiary M+W, subject to a 5% holdback and to adjustment. As part of this acquisition, Brooks appointed Juergen Giessmann, a member of the board of directors of Jenoptik, to Brooks' board of directors pursuant to a stockholder agreement dated September 30, 1999 among Brooks, Jenoptik, M+W, and Robert J. Therrien. Under the stockholder agreement, until Jenoptik no longer holds all its shares purchased from Brooks in this transaction, or until September 30, 2004, whichever occurs first, Brooks agreed to nominate a reasonably acceptable candidate of Jenoptik to Brooks' board of directors in each election of Brooks' directors, and Robert J. Therrien agreed to vote all his shares in favor of such nominees for election to the board of directors. These voting obligations of Brooks and Mr. Therrien expired in fiscal 2001 when Jenoptik sold some of its shares of Brooks common stock. Jenoptik agreed to cause M+W to vote in favor of the other candidates to Brooks' board of directors nominated by Brooks' existing board. Jenoptik also agreed to cause M+W to vote for other matters in accordance with the recommendation of a majority of the Brooks board. Jenoptik agreed not to buy or sell shares of the common stock except in specified circumstances. Jenoptik further agreed to share certain information with Brooks regarding upcoming factory automation projects, to give Brooks a right of first refusal as a supplier and to award Brooks an exclusive supply contract with guaranteed, minimum gross margin of at least $15 million in connection with an upcoming project.

Jenoptik and Brooks also entered into a one year transitional services agreement, pursuant to which Jenoptik agreed to allow Brooks to occupy space at its Jena, Germany manufacturing facility and to receive support services from Jenoptik. Brooks agreed to reimburse Jenoptik for the provision of space and support services at cost. This transitional services agreement was extended through December 2002. Brooks has paid Jenoptik a total of $1.6 million through December 31, 2001 under this agreement, of which $1.1 million was attributable to the leasing of warehousing and manufacturing facilities.

On October 16, 2000, the parties amended the agreement to permit the removal of the transfer restrictions with respect to an aggregate of 868,572 shares of Brooks common stock held by Jenoptik, and the grant by Brooks of certain registration rights under the Securities Act of 1933, as amended, with respect to such shares. In consideration for a payment of $5.1 million, Brooks released certain claims for indemnification against Jenoptik and agreed as soon as commercially reasonable after January 15, 2001 to register 434,286 shares of Brooks common stock held by Jenoptik. Brooks has further agreed to register an additional 434,286 shares as soon as commercially reasonable after October 15, 2002. The amendment released Jenoptik from the requirement to award Brooks the exclusive contract with guaranteed gross margins and Jenoptik released its claims to the 5% holdback.

Daifuku Stockholder Agreement

On January 6, 2000, Brooks completed the acquisition of Auto-Soft Corporation and AutoSimulations, Inc. from their sole stockholder, Daifuku America Corporation, the U.S. affiliate of Daifuku Co., Ltd., for $27 million in cash, 535,404 shares of Brooks common stock and issuance of a note in the amount of $16 million which was repaid on January 5, 2001. The note was unsecured and bore interest at 4% per year. As part of the transaction, Daifuku America Corporation and Daifuku Co., Ltd. entered into a stockholder agreement with Brooks under which they agreed to take such action as may be required so that all voting securities of Brooks owned by them and their affiliates (i) are represented at all meetings and (ii) are voted in accordance with the recommendation of Brooks' board of directors. The stockholder agreement also restricted Daifuku from buying or selling shares of Brooks common stock except in specified circumstances. A separate registration rights agreement granted Daifuku certain registration rights for the stock it received in the transaction. The parties also entered into a series of technology cross-licensing arrangements related to the technology of the two acquired companies and Daifuku which, in some cases, provide most favored customer terms. Daifuku America Corporation has sold all its shares of Brooks common stock.

PART IV

Item 14. *Exhibits*

(a) 1. and 2. FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The consolidated financial statements of the Company and Schedule II Valuation and Qualifying Accounts and Reserves of the Company are listed in the index under Part II, Item 8, in this Form 10-K.

Other financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

(b) 3. EXHIBITS

Exhibit No.	Description	Reference
2.01	Agreement and Plan of Merger dated September 21, 1998 relating to the combination of FASTech Integration, Inc. with the Company.	A**
2.02	Stock for Cash Purchase Agreement dated March 31, 1999 relating to the acquisition of Hanyon Tech. Co., Ltd. by the Company.	B**
2.03	Assets for Cash Purchase Agreement dated June 23, 1999 relating to the acquisition of substantially all the assets of Domain Manufacturing Corporation and its subsidiary Domain Manufacturing SARL by the Company.	C**
2.04	Agreement and Plan of Merger dated July 7, 1999 relating to the combination of Smart Machines Inc. with the Company.	D**
2.05	Master Purchase Agreement dated September 9, 1999 relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik by the Company.	E**
2.06	Agreement and Plan of Merger dated January 6, 2000 relating to the combination of AutoSimulations, Inc. and Auto-Soft Corporation with the Company.	F**
2.07	Interests for Stock Purchase Agreement dated May 5, 2000 relating to the acquisition of Irvine Optical Company LLC by the Company, as amended.	G**
2.08	Stock Purchase Agreement dated as of February 16, 2001 relating to the acquisition of SEMY Engineering, Inc. by the Company.	H**
2.09	Asset Purchase Agreement dated June 26, 2001 relating to the acquisition of assets of the e-diagnostic infrastructure of KLA-Tencor Corporation and its subsidiary KLA-Tencor Technologies Corporation.	I**
2.10	Agreement and Plan of Merger dated June 27, 2001 relating to the combination of Progressive Technologies Inc. with the Company.	J**
2.11	Asset Purchase Agreement dated October 5, 2001 relating to the acquisition of substantially all of the assets of General Precision, Inc. and GPI-Mostek, Inc. by the Company.	K**
2.12	Share Purchase Agreement dated October 9, 2001 relating to the acquisition of Tec-Sem AG by the Company.	L**
2.13	Agreement and Plan of Merger dated October 23, 2001 relating to the acquisition of PRI Automation, Inc. by the Company.	M**
3.01	Certificate of Incorporation, as amended, of the Company.	N**
3.02	Bylaws of the Company.	O**
3.03	Certificate of Designation of Series A Junior Participating Preferred Stock.	P**
4.01	Specimen Certificate for shares of the Company's common stock.	O**
4.02	Description of Capital Stock (contained in the Certificate of Incorporation of the Company, filed as Exhibit 3.01).	N**
4.03	Rights Agreement dated July 23, 1997.	EE**
4.04	Amendment to Rights Agreement between the Company and Bank Boston, N.A. as Rights Agent.	†
4.05	Registration Rights Agreement dated January 6, 2000.	†
4.06	Shareholder Agreement dated January 6, 2000 by and among the Company, Daifuku America Corporation and Daifuku Co., Ltd.	F**
4.07	Stockholders Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M+W Zander Holding GmbH and Robert J. Therrien.	E**
4.08	Indenture dated as of May 23, 2001 between the Company and State Street Bank and Trust Company (as Trustee).	R**

Exhibit No.	Description	Reference
4.09	Registration Rights Agreement dated May 23, 2001 among the Company and Credit Suisse First Boston Corporation and SG Cowen Securities Corporation (as representatives of several purchasers).	R**
4.10	Form of 4.75% Convertible Subordinated Note of the Company in the principal amount of $175,000,000 dated as of May 23, 2001.	R**
4.11	Stock Purchase Agreement dated June 20, 2001 relating to the acquisition of CCS Technology, Inc. by the Company.	S**
10.01	Employment Agreement between the Company and Robert J. Therrien dated as of September 30, 2001.	†
10.02	Form of Indemnification Agreement for directors and officers of the Company.	O* **
10.03	Employment Agreement between the Company and Ellen B. Richstone.	T* **
10.04	Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M+W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company (filed as Exhibit 4.06).	E**
10.05	Form of Agreement between Executive Officers and the Company Relating to Change of Control.	U* **
10.06	Agreement dated November 11, 1999 between Ellen B. Richstone and the Company Relating to Change of Control.	U* **
10.07	Lease Agreement dated February 24, 1999 between the Company and Clearfield Investments, LLC for the Company's Colorado manufacturing facility.	U**
10.08	Transitional Services Agreement dated September 30, 1999 between the Company and Jenoptik AG relating to the Company's German manufacturing facility.	U**
10.09	Lease Agreement dated June 7, 1995 between a subsidiary of the Company and Montague Oaks Phase I & II for the Company's California manufacturing facility.	U**
10.10	Shareholder Agreement dated January 6, 2000 by and among the Company, Daifuku America Corporation and Daifuku Co., Ltd. relating to the acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation by the Company.	F**
10.11	Corporate Noncompetition and Proprietary Information Agreement dated January 6, 2000 by and among the Company, Daifuku America Corporation and Daifuku Co., Ltd. relating to the acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation by the Company.	F**
10.12	Demand Promissory Note Agreement dated as of May 2, 2000, between the Company and ABN AMRO Bank N.V.	N**
10.13	Stockholder Agreement between the Company and M+W Zander Holding AG.	W**
10.14	Retention Agreement for J. Pelusi dated June 16, 2000.	X* **
10.15	Purchase Agreement for the Company's headquarters dated January 17, 2001.	Y**
10.16	Lease between the Company and the Nasr Family Trust for 25000 Avenue Stanford, Valencia, California.	K**
10.17	1993 Nonemployee Director Stock Option Plan.	Z* **
10.18	1992 Combination Stock Option Plan.	AA* **
10.19	1995 Employee Stock Purchase Plan, as amended.	N* **
10.20	1998 Employee Equity Incentive Option Plan.	N* **
10.21	2000 Combination Stock Option Plan.	N* **
10.22	2001 Restricted Stock Purchase Plan for KLA Product Line Acquisition.	BB* **

Exhibit No.	Description	Reference
10.23	Progressive Technologies Inc. 1991 Stock Option and Stock Purchase Plan.	CC* **
10.24	Form of Voting Agreement between certain PRI Automation, Inc. stockholders and the Company dated as of October 23, 2001.	DD**
10.25	Lease dated May 30, 2001 between Silver Oaks, LLC and the Company for 13931 Balboa Boulevard, Sylmar, California.	†
10.26	Lease dated July 18, 2000 by and between Progressive Technologies Inc. and Ames Pond LLC for 200 Ames Pond, Tewksbury, MA.	†
10.27	Lease between Bentall Properties LTD and Westminster Management Corporation and Brooks Automation (Canada) Corp. for Crestwood Corporate Centre, Richmond, B.C.	†
10.28	Asset Purchase Agreement by and among Brooks Automation, Inc., NexStar Corporation, and Zygo Corporation dated December 13, 2001	†
12.01	Calculation of Ratio of Earnings to Fixed Charges	†
21.01	Subsidiaries of the Company.	†
23.01	Consent of PricewaterhouseCoopers LLP.	Filed herewith
23.02	Consent of Ernst & Young LLP, Independent Auditors.	Filed herewith

† Previously filed.

A. Incorporated by reference to the Company's registration statement on Form S-4 (Registration No. 333-64037) filed on September 23, 1998.

B. Incorporated by reference to the Company's current report on Form 8-K filed on May 6, 1999.

C. Incorporated by reference to the Company's current report on Form 8-K filed on July 14, 1999.

D. Incorporated by reference to the Company's current report on Form 8-K filed on September 15, 1999, and amended on September 29, 2000

E. Incorporated by reference to the Company's current report on Form 8-K filed on October 15, 1999.

F. Incorporated by reference to the Company's current report on Form 8-K filed on January 19, 2000.

G. Incorporated by reference to the Company's registration statement on Form S-3 (Registration No. 333-42620) filed on July 31, 2000.

H. Incorporated by reference to the Company's current report on Form 8-K filed on March 1, 2001.

I. Incorporated by reference to the Company's current report on Form 8-K filed on July 9, 2001.

J. Incorporated by reference to the Company's current report on Form 8-K filed on July 24, 2001.

K. Incorporated by reference to the Company's current report on Form 8-K filed on October 19, 2001.

L. Incorporated by reference to the Company's current report on Form 8-K filed on October 22, 2001.

M. Incorporated by reference to the Company's current report on Form 8-K filed on October 26, 2001.

N. Incorporated by reference to the Company's quarterly report on Form 10-Q filed on May 15, 2000 for the quarterly period ended March 31, 2000.

O. Incorporated by reference to the Company's registration statement on Form S-1 (Registration No. 33-87296) filed on December 13, 1994.

P. Incorporated by reference to the Company's registration statement on Form S-3 (Registration No. 333-34487) filed on August 27, 1997.

Q. Incorporated by reference to the Company's current report on Form 8-K filed on January 19, 2000 and amended on February 14, 2000.

R. Incorporated by reference to the Company's current report on Form 8-K filed on May 29, 2001.

S. Incorporated by reference to the Company's registration statement on Form S-8 (Registration No. 333-67432) filed on August 13, 2001.

T. Incorporated by reference to the Company's annual report on Form 10-K filed on December 30, 1998 for the year ended September 30, 1998.

U. Incorporated by reference to the Company's annual report on Form 10-K filed on December 29, 1999 for the annual period ended September 30, 1999.

V. Incorporated by reference to the Company's quarterly report on Form 10-Q filed on February 14, 2000 for the quarterly period ended December 31, 1999.

W. Incorporated by reference to the Company's annual report on Form 10-K filed on December 22, 2000 for the annual period ended September 30, 2000.

X. Incorporated by reference to the Company's quarterly report on Form 10-Q filed on February 14, 2001 for the quarterly period ended December 31, 2000.

Y. Incorporated by reference to the Company's quarterly report on Form 10-Q filed on May 11, 2001 for the quarterly period ended March 31, 2001.

Z. Incorporated by reference to the Company's registration statement on Form S-8 (Registration No. 333-22717) filed on March 4, 1997.

AA. Incorporated by reference to the Company's registration statement on Form S-8 (Registration No. 333-07313) filed on July 1, 1996.

BB. Incorporated by reference to the Company's registration statement on Form S-8 (Registration No. 333-61928) filed on May 30, 2001.

CC. Incorporated by reference to the Company's registration statement on Form S-8 (Registration No. 333-67432) filed on August 13, 2001.

DD. Incorporated by reference to the Schedule 13D filed by the Company on November 2, 2001 with respect to certain shares of PRI Automation, Inc.

EE. Incorporated by reference to the Company's current report on Form 8-K filed on August 7, 1997.

* Management contract or compensatory plan or arrangement.

** In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

(c) REPORTS ON FORM 8-K

The following reports on Form 8-K were filed during the quarterly period ended September 30, 2001:

(1) Current Report on Form 8-K filed on August 21, 2001 relating to the Company's acquisition of Progressive Technologies, Inc. ("PTI") on July 12, 2001 and the Company's acquisition of Auto-Soft Corporation ("ASC") and AutoSimulations, Inc. ("ASI") on January 6, 2000.

(i) The following supplementary financial information, restated to give effect to the Company's acquisition of PTI in a pooling of interests transaction effective July 12, 2001, was filed with the Form 8-K:

- Management's Discussion and Analysis of Financial Condition and Results of Operations for the three years ended September 30, 2000, 1999 and 1998
- Report of Independent Accountants — PricewaterhouseCoopers LLP
- Report of Independent Auditors — Ernst & Young
- Report of Independent Public Accountants — Arthur Andersen LLP
- Supplementary Consolidated Balance Sheets as of September 30, 2000 and 1999
- Supplementary Consolidated Statements of Operations for the years ended September 30, 2000, 1999 and 1998

- Supplementary Consolidated Statements of Changes in Stockholders' Equity for the years ended September 30, 2000, 1999 and 1998
- Supplementary Consolidated Statements of Cash Flows for the years ended September 30, 2000, 1999 and 1998
- Notes to Supplementary Consolidated Financial Statements for the three years ended September 30, 2000, 1999 and 1998

(ii) The following supplementary financial information, restated to give effect to the Company's acquisition of PTI in a pooling of interests transaction effective July 12, 2001, was filed with the Form 8-K:

- Supplementary Consolidated Balance Sheets as of June 30, 2001 (unaudited) and September 30, 2000
- Supplementary Consolidated Statements of Operations for the nine months ended June 30, 2001 and 2000 (unaudited)
- Supplementary Consolidated Statements of Cash Flows for the nine months ended June 30, 2001 and 2000 (unaudited)
- Notes to Supplementary Consolidated Financial Statements for the nine months ended June 30, 2001 and 2000 (unaudited)
- Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended June 30, 2001 and 2000

(iii) The following unaudited pro forma financial information giving effect to the acquisition of ASC and ASI as if the transaction had occurred on October 1, 1999, restated to give effect to the Company's acquisition of PTI in a pooling of interests transaction effective July 12, 2001, was filed with the Form 8-K:

- Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended September 30, 2000
- Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(2) Current Report on Form 8-K filed on July 24, 2001 relating to the Company's acquisition of PTI on July 12, 2001.

(3) Current Report on Form 8-K filed on July 9, 2001 relating to the Company's acquisition of the e-Diagnostics product business from KLA-Tencor, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKS AUTOMATION, INC.

Date: April 3, 2002

/s/ ELLEN B. RICHSTONE

Ellen B. Richstone
Senior Vice President of
Finance and Administration
and Chief Financial Officer

Corporate Information

DIRECTORS

Robert J. Therrien
Chief Executive Officer
and President
Brooks Automation, Inc.

Roger D. Emerick
Board Member

Juergen Giessmann
President
M&W Zander Holding GmbH

Amin J. Khoury
Chairman of the Board
B/E Aerospace, Inc.

Joseph R. Martin
Executive Vice President
and Chief Financial Officer
Fairchild Semiconductor
International Corporation

CORPORATE OFFICERS

Robert J. Therrien
Chief Executive Officer
and President

Lynda M. Avallone
Vice President
and Treasurer

Patrick M. Bolger
Vice President
Information Management Services

Jeffrey A. Cassis
Senior Vice President
Factory Automation
Software Division

Steven E. Hebert
Corporate Controller

Charles M. McKenna
Executive Vice President
Automation Systems Division

Michael W. Pippins
Senior Vice President
Factory Interface Division

Ellen B. Richstone
Senior Vice President
Finance and Administration
and Chief Financial Officer

GENERAL COUNSEL

Brown, Rudnick, Freed & Gesmer
One Financial Center
Boston, MA 02111

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
160 Federal Street
Boston, MA 02110

TRANSFER AGENT

EquiServe Limited Partnership
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3400

STOCK LISTING

The Company's common stock is traded in the Over-the-Counter Market under the symbol "BRKS" and quoted on the Nasdaq National Market®. As of December 19, 2001 there were 356 holders of record of the Company's common stock.

DIVIDENDS

The Company has not paid cash dividends on its common stock and currently intends to retain earnings to finance future growth. The Company does not anticipate paying cash dividends in the foreseeable future.

INVESTOR RELATIONS

Electronic copies of the 2001 Annual Report and the 2002 Annual Meeting Proxy Statement are available online in the Investor Relations section of the Company's website:
http://investor.brooks.com

Electronic copies of quarterly earnings reports, 10-Q's and recent news releases may also be found at the same online location.

Printed copies of investor packages, quarterly earnings reports and recent news releases are also available. Call, write, fax or e-mail:
Mark Chung
Director of Investor Relations
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA 01824
Tel: (978) 262-2459
Fax: (978) 262-7606
mark.chung@brooks.com

Investor Relations Dept.
(978) 262-2566

Designed by Curran & Connors, Inc. / www.curran-connors.com
Cover photography by John Rae Photography / www.raephoto.com

BROOKS AUTOMATION

15 Elizabeth Drive
Chelmsford, MA 01824 U.S.A.
Website: www.brooks.com


BROOKS AUTOMATION

BRKSAR-2001